SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CONTENTS

INVITATION	3
CALL NOTICE	4
MANAGEMENT PROPOSAL	6
1 Procedures inherent to the Extraordinary General Meeting hereby called	6
Voting Right	6
Installation of the Extraordinary General Meeting	6
Qualification and Participation in the Extraordinary General Meeting	6
Distance Voting	7
1. Matters to be submitted for resolution at the Extraordinary General Meeting hereby convened	8
2. History	8
3. ITEMS 1, 2 , 3 AND 4 OF THE AGENDA	11
4. BENEFITS, RISKS ND COSTS	17
6. MANAGEMENT CONCLUSION	17
ANNEXES	19

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS calls all its shareholders to attend to its 173rd Extraordinary General Meeting, as follows:

Date: December 28, 2018

Time (Brasília): 2 p.m.

Venue: Company’s Headquarters, Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A, 6th and 8th floors, of Ed. Venâncio 3000, Asa Norte, CEP 70716-900, Brasília-DF;

Matters to be deliberated:

1. To approve the rectification of item 6 of the decision of the 171st Extraordinary General Meeting, changing so that the date of transfer of control of Companhia Energética de Alagoas (hereinafter Ceal) occurs until March 31, 2019, provided that, cumulatively, the occurrence of the following events: (i) that the Granting Authority extends the designation to provide the services of distributor, by the above-mentioned distributor, until March 31, 2019, pursuant to art. 3 of Provisional Measure 856, of November 13, 2018; and (ii) that, irrevocably and irreversibly, the Granting Authority ensures, by a perfect legal act, that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the tariff and/or by the Federal Government and/or Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any funding contribution by Eletrobras;

2. To approve the rectification of item 4 of the decision of the 171st Extraordinary General Meeting, changing so that the date of transfer of control of Amazonas Distribuidora de Energia S.A. (hereinafter Amazonas Energia) occurs until March 31, 2019, provided that, cumulatively, the occurrence of the following events: (i) that the Granting Authority extends the designation to provide the services of distributor, by the above-mentioned distributor, until March 31, 2019, pursuant to art. 3 of Provisional Measure 856 of November 13, 2018, and (ii) that, irrevocably and irreversibly, the Granting Authority, ensures by perfect legal act, that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the tariff and/or by the Federal Government and/or Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any funding contribution by Eletrobras;

3. To approve, if items 1 and/or 2 above are approved, the beginning of dissolution and liquidation of the respective distributor, in the event of non-compliance with any of the conditions listed in items 1 and/or 2; and

4. To approve, if items 1 and/or 2 above are approved, that Eletrobras does not provide guarantees in favor of the distributors mentioned in items 1 and 2 above, as of the new designation period dealt with in items 1 and 2 above.

The Company prepared this Management Proposal, in compliance with good corporate governance and transparency practices, in order to guide and clarify all its Shareholders on the matters that will be deliberated, placing at the disposal of the Superintendence of Investors Relations at the disposal of the Company, in order to clarify any additional questions.

Service Channels

Presidente Vargas, 409 - 9º andar - Edifício Herm Stoltz

Rio de Janeiro - Cep: 20.071-003
Site:www.eletrobras.com/elb/ri

E-mail: ombudsman-ri@eletrobras.com
Phone:(21) 2514-6333|2514-4627 Fax: (21) 2514-5964

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MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly company)

CNPJ. No. 00.001.180/0001-26

CALL NOTICE

173rd Extraordinary General Meeting

The company hereby convenes the Shareholders of Centrais Elétricas Brasileiras - Eletrobras S.A. - Eletrobras (“Company”) to meet at the Company’s registered office, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th and 8th floors, parte, Ed. Venâncio 3000, Asa Norte, CEP 70716-900, on December 28, 2018, at 2 p.m., at the Extraordinary General Meeting to deliberate on the following Agenda:

1. To approve the rectification of item 6 of the decision of the 171st Extraordinary General Meeting, changing so that the date of transfer of control of Companhia Energética de Alagoas (hereinafter Ceal) occurs until March 31, 2019, provided that, cumulatively, the occurrence of the following events: (i) that the Granting Authority extends the designation to provide the services of distributor, by the above-mentioned distributor, until March 31, 2019, pursuant to art. 3 of Provisional Measure 856, of November 13, 2018; and (ii) that, irrevocably and irreversibly, the Granting Authority ensures, by a perfect legal act, that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the tariff and/or by the Federal Government and/or Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any funding contribution by Eletrobras;

2. To approve the rectification of item 4 of the decision of the 171st Extraordinary General Meeting, changing so that the date of transfer of control of Amazonas Distribuidora de Energia S.A. (hereinafter Amazonas Energia) occurs until March 31, 2019, provided that, cumulatively, the occurrence of the following events: (i) that the Granting Authority extends the designation to provide the services of distributor, by the above-mentioned distributor, until March 31, 2019, pursuant to art. 3 of Provisional Measure 856 of November 13, 2018, and (ii) that, irrevocably and irreversibly, the Granting Authority, ensures by perfect legal act, that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the tariff and/or by the Federal Government and/or Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any funding contribution by Eletrobras;

3. To approve, if items 1 and/or 2 above are approved, the beginning of dissolution and liquidation of the respective distributor, in the event of non-compliance with any of the conditions listed in items 1 and/or 2; and

4. To approve, if items 1 and/or 2 above are approved, that Eletrobras does not provide guarantees in favor of the distributors mentioned in items 1 and 2 above, as of the new designation period dealt with in items 1 and 2 above.

Pursuant to paragraph one of article 126 of the Corporation Law and the decision no. 1 of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if by an individual, by an attorney appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or attorney duly registered under the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney appointed in accordance with its Corporate Articles and in accordance with the Brazilian Civil Code; and (iii) if by an investment fund, by its administrator and/or manager, or by an attorney appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the Extraordinary General Meeting hereby called, the shareholder may exercise the right to vote by completing and delivering the distance voting ballot ("Voting Ballot") made available by the Company at the Company's websites (www.eletrobras.com/ri) and that of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

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The Shareholder or its legal representative, in order to ensure admission to the Extraordinary General Meeting, pursuant to article 5 of CVM Instruction No. 481, shall submit the following documents:

•       Official ID card with photo;

•       Authenticated photocopy of the updated Articles (Corporate Bylaws or Social Contracts), in the case of a legal entity;

•       Original or authenticated photocopy of power of attorney granted by shareholder; and

•        Original copy of the extract of shareholder status provided by the depository or custodial institution, identifying its status as a shareholder.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that documents evidencing the condition of shareholder and its representation be submitted within 72 (seventy-two) hours before the Extraordinary General Meeting convened at the Investor Relations Superintendence - DFR, Market Relations Department - DFRM, at Avenida Presidente Vargas, no. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m. The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting summoned hereunder.

Resolutions at the Extraordinary General Meeting now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Investor Relations Superintendence - DFR, Market Relations Department – DFRM, at Av. Presidente Vargas, no. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, and at the Company websites (www.eletrobras.com/ri), Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br), to the entire documentation connected to the matter which shall be addressed at the Extraordinary General Meeting, under the terms of the Corporation Law and CVM Instruction 481.

Brasília, November 28, 2018.

José Guimarães Monforte

Chairman of the Board of Directors

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MANAGEMENT PROPOSAL

1.    Procedures inherent to the Extraordinary General Meeting hereby called

To facilitate the understanding and attendance of the Shareholders to the Extraordinary General Meeting called hereunder, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting. (“Management Proposal”)

Voting Right

The Company informs that its shareholders which hold preferred shares shall be entitled to voting at this Extraordinary General Meeting, pursuant to the provisions under Paragraph One of Article 111 of the Corporation Law, meeting all formal steps provided for in the Corporation Law, the Corporate Bylaws, in the applicable rules, and in this Management Proposal.

Installation of the Extraordinary General Meeting

Pursuant to article 125 of the Corporations Law, in order to call the Extraordinary General Meeting to order on first call, it is necessary that shareholders and/or their legal representatives holding at least twenty-five percent (25%) of the Company's voting capital duly attend.

If said percentage is not attained, a new convocation will be made with at least 8 (eight) days of notice, after which the Extraordinary General Meeting shall be installed by the presence of any number of shareholders.

Qualification and Participation in the Extraordinary General Meeting

In order to participate in the Extraordinary General Meeting, the Shareholders shall prove the capacity of holders of shares issued by the Company, by submitting the following documents:

(a) statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by the respective shareholder, containing the indication of the respective shareholding, dated at most two (2) days before the date of the Extraordinary General Meeting; and

(b) original or certified copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, in case of a natural person; or

(c) power of attorney, duly granted under the terms of the law and/or corporate documents of the shareholder, with signature notarization, and in case of document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy

(d) an authenticated copy of the updated corporate documents of the shareholder and of the document that invests the representative with sufficient powers for representation within the Extraordinary General Meeting, duly registered at the competent bodies, accompanied by their respective publications, in the case of a legal entity.

For the purposes of the documents described in item (d), the Company will accept (i) Corporate Bylaws and social contracts, in a certificate issued by the respective registration agency: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration organ or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically in relation to the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives (except for foreign shareholders, under the terms of the Corporate Bylaws), and be accompanied by its sworn translation duly registered with the competent notary public, as well as the evidence of notarization and consularization or apostille, as the case may be. In case such instrument corresponds to a meeting of the board of directors, the shareholder shall provide the proof of filing and publication of the instrument in the competent registration organ.

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In case of legal entities with representatives that are not appointed in the corporate bylaws/social contracts or with some appointing procedure by a separate instrument, it is necessary for the shareholder to prove the validity of the appointment providing proof of filing of the instrument in the competent registration organ.

In case of investment funds, the representative shall prove that he is an administrator of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of 5 October 1961, promulgated by Decree No. 8660, of January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Extraordinary General Meeting called, in the Superintendence of Investor Relations - DFR, Market Relations Department - DFRM, at Avenida Presidente Vargas, nº. 409 - 9th Floor, in the city of Rio de January, State of Rio de Janeiro - Cep: 20071-003, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m.

Distance Voting

As established under CVM Instruction 481, Eletrobras will make available to the Extraordinary General Meeting hereby convened the possibility of participation at a distance through the Distance Voting Ballot, of which the model follows  attached to this Proposal in the form of its Annex 01 ("Voting Ballot").

In order to participate in the Extraordinary General Meeting in this mode, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Recording Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the custodian of its shares, namely, Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the Voting ballot of the Company's shareholder in all its banks branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent itself. The shareholders or their representatives shall go to any bank branch of the Bookkeeping Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Bookkeeping Agent if it will provide such service, as well as its costs and procedures. In case the Bookkeeping Agent opts to receive the Voting Ballot, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot (Annex 01) directly to the Company and, in this case, should abide by the following rules:

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The Voting Ballot will only be received when physically sent by post, addressed to the Company's Investor Relations Department, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, 409, Centro, 9th floor, or when sent by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com, and the originals, in the latter case, should be forwarded to the Company before the scheduled date for the Extraordinary General Meeting called hereunder;

The Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, observing, for this reason, the requirements and formalities referred to in item 1.2 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction No. 481.

The Voting Ballot received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the Shareholder’s Meeting pursuant to art. 21-B of CVM Instruction No. 481. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Bulletins presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such matters.

1. Matters to be submitted for resolution at the Extraordinary General Meeting hereby convened

Items 1 and 2 deal with the postponement of the deadline for the transfer of the shareholding control of the distributors Ceal and Amazonas Energia, matters that will be covered in more detail in this proposal. Each of these items may be approved independently of the approval of the other.

Item 3 of the Notice, which deals with the dissolution and liquidation of Distributors Ceal and Amazonas Energia, will only be resolved if at least one of items 1 or 2 is approved, since, in the absence of approval or deliberation of items 1 or 2, the term established in items 6 and 4 of the decision of the 171st Extraordinary General Meeting, and the liquidation process of the respective companies should be initiated, as the case may be, in compliance with the pertinent legislation, especially with regard to the validity and rules regarding the legal regime of provision of Amazonas Energia and Ceal, as well as to the principle of continuity of public services.

Item 4, which deals with the fence of providing additional guarantees, will be deliberated if at least one of items 1 or 2 is approved, since it is intended to bring an additional condition to a new designation period, which was not prohibited previously.

2. History

The 165th Extraordinary General Meeting, held on July 22, 2016, approved the transfer of stock control, until December 31, 2017, of the distribution companies Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A – Boa Vista and Amazonas Distribuidora de Energia S.A – Amazonas Energia, pursuant to Paragraph 1a of Article 8, of Law No. 12.783/2013,  hereinafter referred to as "Distributors", provided that, until the transfer of the distributor to the new controlling shareholder, to receive from the Federal Government or by tariff all the resources and remuneration necessary to operate, maintain and make investments that are related to the public services of the respective distributor, maintaining the economic and financial balance of the Distributor without any contribution of resources, under any circumstances, by Eletrobras. If these requirements and the deadline were not observed, it was approved that the respective distributors' liquidation arrangements should be adopted.

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On December 28, 2017, the shareholders decided at the 169th EGM to approve the rectification of item 7.9 of the decision of the 165th Extraordinary General Meeting, to extend the deadline for signing the contract for the transfer of the shareholding control held by Eletrobras in the Distributors for up to July 31, 2018.

On February 8, 2018, the shareholders decided at the 170th EGM to approve the sale of all the shares, less one (1) common share, issued by each Distributor owned by Eletrobras, in a privatization auction to be promoted by Brazil, Bolsa, Balcão SA - B3, for the price of R$ 50,000.00 (fifty thousand reais), each associated with the granting of a concession by the Granting Authority for a period of 30 (thirty) years, pursuant to Paragraph 1-A of article 8 of Law 12,783/2013 and in accordance with the conditions established in the Resolution of the Investment Partnership Council – CPPI number 20, of November 08, 2017, with the amendments to the Resolutions of the Council of the Investment Partnerships Program -  CPPI number 28, of November 22, 2017, and number 29, dated December 28, 2017 including assumption of debts in the amount of up to R$ 11.2 billion, with a term for transfer of control until July 31, 2018, as established in said 169th EGM.

Also at the 170th EGM, it was approved that Eletrobras would assume rights related to the Fuel Consumption Account (“CCC”) and the Energy Development Account (“CDE”), recognized in the Financial Statements of the Distributors at the base date of the studies considering the adjustments up to June 30, 2017 , in the amount of up to R$ 8.5 billion, and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with the conditions established in the Resolution of the Investment Partnership Council - CPPI number 20, dated November 08, 2017, amendments to the Resolutions of the Council of the Program of Investment Partnerships - CPPI number 28, of November 22, 2017, and number 29, of December 28, 2017.

The federal government, through Ordinance MME 246, dated June 12, 2018, decided to extend the provision of electric energy services by the distributors, through designation, with a view to guaranteeing the continuity of the public service until December 31, 2018.

On July 30, 2018, the 171st EGM was held where the extension of the date of the transfer of the controlling interest of the Distributors to December 31, 2018 was approved.

The distributor Cepisa was successfully auctioned on July 26, 2018, and the control transfer agreement was signed on October 17, 2018. The distributors Ceron, Eletroacre and Boa Vista were successfully auctioned on August 31, 2018, and was the contract for the transfer of control of Ceron, signed on October 30, 2018. The other contracts of the companies already auctioned must be signed by December 31, 2018.

It happens that, in relation to the distributors Ceal and Amazonas Energia, which have not yet been auctioned, the following different scenarios are:

In the case of Ceal, the Federal Supreme Court Minister, Ricardo Lewandowski, granted an injunction to suspend the auction of the distributor, under the scope of the Original Civil Action 3132. The aforementioned injunction is still in force, which prevents an auction for sale of Ceal.

In the case of Amazonas Energia, considering the complex issues that affect the rendering of services and valuation of that distributor, such as reimbursement of CCC, unbundling of generation and transmission activities, concatenation of the gas contract that serves fuel for thermoelectric power plants in the region and especially negotiation of debts and guarantees with fuel suppliers, the auction was postponed so that these relevant issues were solved in advance, in order to maintain the attractiveness of Amazonas Energia and finalize negotiations to mitigate the risks of Eletrobras and the possible interested parties in the auction. The Amazon auction was remarked by BNDES on December 10, 2018.

In the midst of the process of implementation of the modeling of privatization of the Distributors, the National Congress had been negotiating Provisional Measure No. 814/2017, which established several devices that sought the modeling balance approved by the 170th Extraordinary General Meeting, through CCC/CDE credit recognition as well as attracting proponents investors in the privatization auction. However, this Provisional Measure became ineffective on June 1, 2018.

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In view of the loss of effectiveness of Provisional Measure No. 814/2017 and in an effort to preserve aspects that offered attractiveness to investors and preserve the conditions of implementing the model of privatization of the Distributors, the federal government sent to the National Congress, on June 1, 2018, the Bill - PL No. 10,332/2018, which was approved in the Chamber of Deputies, but was eventually rejected by a majority in the Senate.

On November 13, 2018, Provisional Measures nº 855 and nº 856 were published (Annex 2).

Provisional Measure no. 855/2018 was issued to provide for adjustments necessary to preserve the conditions of service of the electric energy distribution concession areas referred to in art. 8 of Law 12,783 of January 11, 2013, which includes Amazonas Energia. This Provisional Measure recognizes that reimbursement of CCC amounts is essential to maintain fuel supply conditions, ensuring compliance with suppliers and eliminating the risk of shortages to local populations.

Pursuant to the Explanatory Memorandum of said Provisional Measure, the target was to create the necessary conditions to preserve the financial situation of the concessions currently included in art. 8 of Law No. 12,783, of 2013. Let’s see:

"(...) 6. First, the proposal foresees the equation of values not received by virtue of the requirements of art. 3, §§ 12 and 16, of Law No. 12,111, of September 9, 2009, that is, amounts not reimbursed by the CCC.

7. Thus, values that affect the concession not yet tendered in the modality of article 8, paragraph 1-A, of Law 12,783 of January 11, 2013, on the date of publication of this Provisional Measure, based on the fact that the provision of the distribution service designated pursuant to article 9 of the same Law, has a precarious nature and is given in representation of the constitutional obligation of the Granting Authority.

8. Therefore, the amounts identified shall be disbursed by the Global Reversion Reserve (RGR) in sixty installments and with payment updated by the Special System of Settlement and Custody System (SICIC).

9. In the same sense, it is proposed that the National Electricity Agency -Aneel grant a five-year grace period to apply the parameters of economic and energy efficiency and the reimbursement limits set forth in art. 3, §§ 12 and 16, of Law No. 12,111, of 2009, for the public service concessions of distribution offered in the modalities set forth in article 8 of Law 12,783, of 2013, thus ensuring the viability of a definitive solution for the provision of the service in these areas.

10. The extension of the deadline until 2021 is requested in order for the Energy Development Account (CDE) to reimburse fuel acquisition expenses incurred in the past and not reimbursed by the CCC, which have turned into amounts not received by fuel suppliers, current relations of supply, which jeopardizes the continuity of the public service to local populations.

11. The measure also acts on the optimization of the energy resources of the Regions dependent on CCC, reinforcing the concern with the local service, while it seeks to streamline this service in economic and environmental aspects, by favoring the use of cheaper and cleaner fuels already physically available, but without the contractual support that allows its full and economically viable use.

12. Furthermore, in view of the optimal use of cleaner and cheaper energy resources, reconciled with the need to address past debits that hamper structured solutions with suppliers of these resources, it is proposed to recognize the built-in pipeline infrastructures to move fuels, ensuring the user pays for the infrastructure made available to him. (...) "

Provisional Measure No. 856/2018, in turn, delegates to the National Electric Energy Agency (ANEEL) the responsibility for contracting an emergency and temporary provider of the public electricity distribution service to replace a legal entity under the direct or indirect control of the Federal Government, which, on the date of publication of the Provisional Measure, is designated to provide the distribution service until December 31, 2018. In this case, this Provisional Measure is applicable to replace the public service designation of Ceal and Amazonas Energia, whose privatizations probably will not have been concluded by December 31, 2018, due to the facts set forth above.

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However, according to article 1, paragraph 2, of Provisional Measure No. 856/2018, Aneel's preparatory acts for contracting the new emergency and temporary provider to replace Ceal and Amazonas Energia:

     I - may be concomitant to the bidding processes dealt with in the caput and Paragraph 1-A of article 8 of Law no. 12,783, of January 11, 2013, which refer to the sale auctions of Eletrobras distributors in the way in progress;

     II - shall be interrupted immediately if the bidding processes referred to in § 1-A of art. 8 of Law 12,783, of 2013, are successful; and

     III - may be suspended by the Federal Government, provided there is agreement of the current service provider, should a new bidding process referred to in § 1-A of art. 8 of Law 12,783, of 2013, observing the deadline of March 31, 2019.

Due to the provisions of Provisional Measure 856/2018 and with the exception of all risks that will be set forth below, should Eletrobras shareholders decide not to extend the deadlines set forth in items 1 and 2 of the agenda and/or the Federal Government does not suspend the proceeding of contracting a new emergency and temporary provider for the distribution services currently provided by Ceal and Amazonas Energia, these two companies should follow to process settlement. However, by compulsory designation of the Granting Authority, they may have to continue to provide the service temporarily until March 31, 2019.

3. Items 1, 2, 3 and 4 of the Agenda

As mentioned above, independent of the approval of Eletrobras shareholders, Ceal and Amazonas may have to continue to provide temporary distribution services until March 31, 2019, if so designated by the Granting Authority, as provided for in Article 3 of the Provisional Measure No 856/2018, due to the principle of continuity of the public service.

The differential of approval of what is proposed in items 1 and 2 to article 3 of Provisional Measure 856/2018 is that, with the authorization of the shareholders of Eletrobras, Eletrobras may continue, until March 31, 2019, adopting measures to try to succeed in the sale of the distributors Ceal and Amazonas Energia, due to the deadline approved by the 171st EGM, that is, December 31, 2018.

In the absence of such authorization, Eletrobras, after December 31, 2018, may no longer perform any act to complete the sale and shall begin the preparatory procedures for the liquidation of Amazonas Energia and Ceal, and, in any event, the execution of the liquidation may only commence after the Granting Authority has contracted a new provider of emergency and temporary service, under the terms of Provisional Measure No. 856/2018.

In the case of Ceal, for example, if the injunction preventing its auction is revoked until December 31, 2018, there will be no time for convening a new shareholders' meeting, in view of the mandatory convocation deadlines, to enable the auction and, if there are tenderers, to carry out all legal acts to complete the privatization.

In the case of Amazonas Energia, we have three possible situations. If there are bidders in the auction scheduled for December 10, 2018, the deadline of December 31, 2018 will not be sufficient to complete all legal acts necessary for the transfer of control of shares, such as capital increase under what was approved by the 170th EGM, obtaining the authorizations of the regulatory bodies and signing the share transfer agreement itself. The second situation would be due to the non-existence of a bidder at the auction scheduled for December 10, 2018, a situation in which there will be no time until December 31, 2018 for the Granting Authority, maintaining the same modeling approved by the 170th EGM, promoting new control transfer auction associated with the granting of the concession, in light of the prerogative granted to it in article 1, paragraph 2, III of MP 856/2018.

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In the third possible scenario the Concession Authority, in the absence of a bidder in the auction of Amazonas Energia, scheduled for December 10, 2018 can decide to redo the valuation and modeling of Amazonas Energia for the purpose of promoting a new auction for transfer of control of the distributor associated with the granting of the concession, in light of the prerogative that is granted in article 1, paragraph 2, III of MP 856/2018. In this situation, it is important to highlight that Eletrobras Management would have to re-evaluate the modeling and, if necessary, call a new shareholders' meeting to approve, or not, according the case, the new modeling and evaluate the execution period. As this scenario does not seem to be possible until December 31, 2018, and we would not have any premise about possible new modeling, it is not being considered in this management proposal.

Therefore, considering that Amazonas Energia and Ceal will have to continue to operate until March 31, 2019, and that liquidation of these companies is a complex scenario, as will be dealt with in the accompanying technical notes, items 1 and 2 of the agenda enable to take to the shareholders to decide whether to approve the extension of the term of December 31, 2018, to March 31, 2019, with the purpose of guaranteeing the opportunity, during the period of compulsory designation, to try to succeed in the sale of the remaining distributors Ceal and Amazonas Energia.

In order to subsidize the shareholders with important information regarding items 1, 2 and 3 of the agenda, we refer to IT DFP/DFF/DDEF 003/2018 and its annexes (Annex 3), especially in the following topics:

(i)    Settlement Scenario, if items 1 and 2 of the agenda are not approved, considering the maintenance of the provision of the temporary distribution service in designation until March 31, 2019, by determination of the Granting Authority;

(ii)   Scenario for the extension of the term for the transfer of the share control of Ceal and Amazonas Energia, with the approval of items 1 and 2 of the agenda, either for (i) a new bidding procedure, as provided for in item III, paragraph 2, article 1 of Provisional Measure No. 856/2018; or to (ii) conclude legal acts of any successful auctions that may be carried out until December 31, 2018;

(iii)  Neutrality of costs and expenses related to the provision of distribution services of all Eletrobras distributors during the designation period;

(iv)  Financial Impact of the scenarios discussed for the Company's Cash Flow.

As can be verified by the Techinical Information attached and the following tables, the sale scenario seems to be more favorable, since the regime of Law 8.029 is not applicable, despite the legal opinions hired by the Company and made available to shareholders, due to the risks dealt with in IT DCGR 003/2018 (Annex 5).

		sep/18 - R$ thousands
Items	AmE D	CEAL	Total
Total Assets for Liquidation	7,966,868	2,306,953	10,273,821
Total Liabilities for Liquidation	22,726,558	3,370,276	26,096,834
Total Net Worth for Liquidation	-14,759,690	-1,063,323	-15,823,013
Extra Adjustments	-1,785,912	-754,781	(2,540,693
Cost of Shutdown	-298,787	-148,144	-446,932
Financial Asset of the Concession in service	-124,327	-77,945	-202,272
Financial Asset of the Concession in process	-50,328	-37,456	-87,784
Clients	-178,973	-195,897	-374,870
Contingencies	-1,133,497	-295,338	-1,428,835
Liquidation cost after adjustments	-16,545,602	-1,818,104	-18,363,706
(*) Net of Andeco

This amount of liquidation does not take into account the effects of regulation MME 301/2018. For the liquidation costs presented in the table above, if the effects of Ordinance No. MME 301/2018, where the neutrality of the total expenses for the period from August 1, 2018 to December 31, 2018, is considered, it is estimated that the liquidation costs of Amazonas Energia would have a reduction of R$ 968.2 million, reaching the final amount of R $ 15,755.4 million for the September / 2018 base date, while the reduction of the liquidation value of CEAL would be R$ 79.9 million, reaching the amount of R $ 1,738.2 million. Thus, the total liquidation value of the two distributors would be RS 17,315.6 million.

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Distribution Companies	Liquidation without law 8.029 enforcement	Liquidation without law 8.029 enforcement with ordinance 301	Total Disposal Adjustments
Amazonas Energia	16,546	15,777	12,967
Ceal	1,818	1,738	0.05

Disclaimer: Check IT DFP / DFF / DDEF 003/2018 and its annexes (Annex 3), for a better interpretation of the above table, since there are premises for elaboration of said values. The alienation scenario considers the adjustments approved by the 170th EGM.

The attached opinion of the Felsberg Advogados office (Annex 4), which deals with the procedures related to the eventual liquidation of Distributors, is also attached, noting that the risks related to such scenario and others are addressed in IT DCGR 003/2018 (Annex 5).

Distribution Companies Ceron, Amazonas Energia, Eletroacre, and Boa Vista Energia accumulated debts with Petrobras and BR Distribuidora, which reached, on November 30, 2014, the amount of R$ 8,601.6 million. This debt was formalized by debt distributors (CCD) between the Distributors, Petrobras and BR Distribuidora in December 2014, and the debt was divided in 120 installments monthly and adjusted by the Selic.

Debtor	Debt instrument	Creditor	Oil/Gas	Ammount in 2014	Ammount in 03/06/2018	Garantie
Amazonas	CCD1	BR	Oil	2,925,920,972.71	3,624,282,276.00	Corporative and CDE Credits
Amazonas	CCD2	Petrobras	Gas	1,018,440,782.60	1,261,523,093.74	Corporative and CDE Credits
Amazonas	CCD	Petrobras	Gas	3,257,365,513.24	4,028,000,043.80	Corporative and CDE Credits
Ceron	CCD1	BR	Oil	969,220,442.68	1,194,583,806.49	Corporative and CDE Credits
Ceron	CCD2	BR	Oil	49,641,595.22	61,184,244.93	Corporative and CDE Credits
Eletroacre	CCD1	BR	Oil	57,871,411.17	71,310,676.75	Corporative and CDE Credits
Eletroacre	CCD2	BR	Oil	189,654,614.02	233,697,409.50	Corporative and CDE Credits
Roraima	CCD1	BR	Oil	65,438,097.26	79,674,611.26	Corporative and CDE Credits
Roraima	CCD2	BR	Oil	68,062,829.21	82,870,371.94	Corporative and CDE Credits
TOTAL				8,601,616,258.11	10,637,126,534.41

After the confession of debt signed in December 2014, new defaults on the part of the Distribution Companies above mentioned, due in particular to the full and timely nonreimbursement by CDE/CCC, under the terms of Law 12,111/12. This new debt that was formed, like the 2014 negotiation, also referred to the supply of fuel oil and the supply of natural gas, as follows, as of the base date of March 6, 2018:

The total amount formalized, through debt confession, totaled R$ 16.7 billion on March 6, 2018, considering the CCDs of 2014 and those of 2018.

The negotiation of the debts with Petrobras and Br Distribuidora and the offer or recomposition of guarantees to the CCDs were indispensable conditions for: (i) obtaining the necessary authorizations from the creditors for the assignment of the gas contract of Amazonas Energia, to Amazonas Geração e Transmissão S.A, in the scope of the process of unbundling, being the own unbundling regulatory condition indispensable for the sale of Amazonas Energia; (ii) to enable privatization itself; (iii) avoiding the early maturity of the 2014 CCDs and, consequently, the risk of eventual cross defaults of other Eletrobras contracts with third parties; and (iv) guarantee the supply of fuel for the generation of energy and service to the regions provided by the referred Distributors.

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The table below details all CCDs formalized and the guarantees, up to the elaboration of this Management Proposal:

With regard to the guarantees mentioned above, Eletrobras, since the signing of the gas supply contract with Petrobras, appears in the gas debt contracts as joint and several debtor of Amazonas Energia, and consequently, has such characteristic in the respective instruments of gas debts.

It is also important to note that for the 2014 CCDs, in which Eletrobras signed the additive terms on April 30, 2018, Eletrobras was already included as a subsidiary guarantor, serving the additives mentioned in the table for Eletrobras to recompose the guarantees of the CCC/CDE deteriorated.

In the 2018 CCDs, the guarantees were required in the scope of the negotiation of instruments, and was the only way to provide the conditions for privatization of the Distributors and to avoid early maturity of debts, especially the 2014 CCDs, for which Eletrobras was already guarantor.

The logic used in the list of guarantees to be offered to Petrobras for CCDs contracts 2014 and CCDs 2018, since the origin of each of them, was the following:

1- In the 2014 CCDs, provide guarantee for the portion of the debt not backed by the distributors' credits;

2- In the 2018 CCDs, extension of the same logic defined for CCDs 2014, which resulted in providing corporate guarantee for the total debts, due to the inability of the distributors themselves to provide guarantees.

These trustees guarantees provided by Eletrobras, however, end in the hypothesis of (i) not effecting the privatizations of the respective Distributors, except for gas debts, because Eletrobras is originally jointly debtor (except in the case of application of Law 8029); or (ii) in the exchange of shareholder control of Distributors, since Eletrobras can not remain a guarantor of a private company. In the case of the divestiture, it will be the responsibility of the new controller to replace the guarantees in favor of Petrobras and BR Distribuidora, referring to the gas and oil debts, which remain in the Distributors and are not assigned to Eletrobras, pursuant to the decision of the 170th EGM.

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In addition, during the preparation of this management proposal, Petrobras, Eletrobras and Amazonas Energia negotiate a new agreement for the acknowledgment of the debt related to gas supply, from March 7, 2018 to November 31, 2018, which must also be guaranteed by Eletrobras, with the same conditions mentioned above.

It should also be noted that a debt assumption instruments ("IADs") was established, according to the table below, by which certain CCDs of 2014 and 2018 are assumed by Eletrobras, subject to the privatization of the respective Distributors, in accordance with the terms of the agreement by the 170th EGM, through which Eletrobras offers real guarantees.

Assumption of CCDs by Eletrobras through IADs

Considering that the 170th EGM authorized Eletrobras to assume debts of the distributors, in the amount of up to R$ 11,200 million and assumption of credits and debits of up to R$ 8,477 million, in case the privatization process be concluded, it is being negotiated with Petrobras, as part of a pending termination instrument, the assumption, by Eletrobras, of another debt of Amazonas Energia, amounting to approximately R$ 3 billion, and real and fiduciary guarantees due to the extension of the deadline for presentation, by Amazonas Energia. This assumption of debt is in line with the adjustments provided for in Resolution CPPI 20, and subsequent amendments, as approved by the 170th EGM. In this case, Eletrobras will also present real guarantees, and the IAD of such debt, as well as all other IADs above, will also be conditioned to the privatization of Amazonas Energia. This new negotiation must be completed by December 31, 2018 and, therefore, the fence of item 4 of the agenda will not reach it. This new assumption is necessary to meet the model of privatization approved by the 170th EGM.

Although the guarantees of the IADs are conditional on privatization, it should be clarified that for the purpose of the prohibition mentioned in item 4 of the agenda, the guarantees of the IADs mentioned above are excluded since they have already been committed before January 1, 2019, the date on which the new designation period is to begin, if items 1 and/or 2 of the agenda are approved.

For real guarantees dealt with in this chapter, Eletrobras will need to request, under the terms of the contractual instruments, the authorization of certain creditors.

First of all exposed, management understands that all the necessary guarantees for the privatization process have already been provided or committed in the case of IADs (which are conditional on privatization), or are already under negotiation and must be closed by December 31, 2018, and therefore, there is no loss of the prohibition referred to in item 4 of the agenda.

For more information, see Technical Information DFF 99/2018 (Annex 6).

15

Other Relevant Information - Non-recognition of Neutrality in the Designation Period

The Law No. 12,783/2013, in its article 9, ensured the receipt of adequate remuneration by the temporary provider of the distribution service, to ensure continuity and adequate provision of the public electricity service. The MME Ordinance No. 388/2016, which regulated Law No. 12,783/2013, also guaranteed, in its article 11, the adequate remuneration necessary to ensure the continuity and adequate provision of the distribution service.

However, as explained in IT DFP/DFF/DDEF 003/2018 and its annexes (Annex 3), and in terms already informed at the 171st EGM, the neutrality of the expenses inherent to the provision of temporary services has been partial due to limitations imposed by the Aneel, as below

Synthesis of the three methodologies				R$ millions
Aug/2016 to Aug/2018	RGR NT.415/2016	RGR Res. 748/2016	Cashflow	Avarage
ED Amazonas	5,329.50	5440.1	5725,0	5,498.20
ED Roraima	165.1	75.1	175.5	138.6
ED Alagoas	423.6	646.2	479.7	516.5
ED Piauí	526.8	705	358.4	530.1
ED Rondoônia	590.3	1,117.40	1,361.30	1,023.00
ED Acre	76.2	124.3	184.5	128.3
Total	7,111.50	8,108.00	8,284.30	7,834.60

Disclaimer: Check IT DFP/DFF/DDEF 003/2018 and its annexes (Annex 3), for a better interpretation of the above table, since there are premises for elaboration of said values.

In the scenario of sale of the distributors, the effect for Eletrobras by the non-recognition of neutrality is lower and is demonstrated in the following table:

Synthesis of the three methodologies				R$ millions
Aug/2016 to Jun/2018	RGR NT.415/2016	RGR Res. 748/2016	Cashflow	Avarage
ED Amazonas	2,551.50	2,599.00	1,106.10	2,085.50
ED Roraima	113.90	4.90	51.30	56.70
ED Alagoas	71.90	208.20	172.40	150.80
ED Piauí	7.60	83.90	269.00	120.20
ED Rondoônia	253.30	547.60	323.10	374.70
ED Acre	38.90	49.80	30.30	39.70
Total	3,037.20	3,493.40	1,942.30	2,827.60

Disclaimer: Check IT DFP/DFF/DDEF 003/2018 and its annexes (Annex 3), for a better interpretation of the above table, since there are premises for elaboration of said values.

Eletrobras has been adopting several measures to safeguard the rights to claim these credits, through the following actions:

(i)            Manifestation of non-compliance with non-payment of all expenses of the designation period, by correspondence filed with the MME, namely CTAs-PR 2697/2018, of 08/02/2018, 2059/2018, of 06/14/2018 and 2469/2018, 07/19/2018, and CTAs-DD 1858, 2279 and 1668;

(ii)           Deloitte hired to calculate the Economic and Financial Imbalance for each of the six distributors in the designation period - August 2016 until the transfer date of the control or December 2018, whichever comes first;

(iii)          Preparation of the documents for hiring an office to provide legal services to monitor administrative and judicial measures for the collection of the neutrality values ??of the temporary provision in the period of designation of the Distributors.

However, notwithstanding the above provisions, it should be clarified that the imbalance will be evident and can be demonstrated, and effectively enforced, after the end of the designation period for the temporary provision of distribution services, when the distributors must provide the final accounts to Aneel and make the necessary adjustments with the Granting Authority, as provided in article 10 of Law 12,783/2013. In addition, because the amounts that affect Eletrobras in the sale scenario and in the settlement scenario are different and, in addition, the effects of Provisional Measure 855/2018 may offset some credits.

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4. Benefits, Risks nd costs

Benefits

✓  Considering that Amazonas Energia and Ceal will have to continue operating compulsorily until March 31, 2019, if the Granting Authority issues a new designation pursuant to Provisional Measure 856 and that liquidation of these companies is a scenario of extreme legal complexity and exacerbated risk of judicializations, items 1 and 2 of the agenda allow shareholders decide to approve the extension of the term from December 31, 2018 to March 31, 2019, in order to guarantee to Eletrobras the opportunity during the period of compulsory designation to try to succeed in the sale of the remaining distributors Ceal and Amazonas Energia;

✓  The sale scenario is more advantageous for the Company's cash flow, considering that the possible judicialization of the applicability of Law 8.029, may lead, at least in the short term, to the execution of guarantees, in special the solidarity guarantees, as well as difficulties in raising funds or rolling out debts.

✓  The sale of distributors is less expensive than the liquidation scenario without application of Law 8,029;

✓  In the sale scenario, the amount of non-recognition of neutrality of the designation period, as shown in IT DFP/DFF/DDEF 003/2018, which affects Eletrobras, is lower than the settlement scenario, despite Eletrobras being in any case have the commitment to seek the receipt of your credit. On the other hand, MP 855/2018 credits are higher in liquidation, because there are no division of credits, due to the time lapse, with the new controller.

✓  Other benefits cited in IT DFP/DFF/DDEF 003/2018 and its annexes (Annex 3).

Costs

✓     The estimated costs of the liquidation of the distributors, the costs to be assumed by Eletrobras and the effects of the non-recognition of neutrality of the designation period, are mentioned in IT DFP/DFF/DDEF 003/2018.

✓     Costs arising from the possible execution of guarantees given by Eletrobras for the debts of the Distributors.

✓     Other costs mentioned in this Management Proposal.

Risks

✓     The risks related to the topics dealt with in the agenda are addressed in IT DCGR 003/2018 (Annex 5) and IT DFP/DFF/DDEF 003/2018.

6. Management Conclusion

As can be seen from the foregoing, considering all the benefits and risks described in this Management Proposal and its annexes, Management believes that all the items on the agenda should be approved. Meanwhile, management informs that, if it does not succeed in the sale of the distributors until March 31, 2019, will pursue the best interest of the Company in all possible litigation lawsuits against the Company.

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In addition, as regards the non-recognition of neutrality of the designation period, in what affects Eletrobras, the Company, at the time of final accounts, will demonstrate its receivables and will seek by all administrative and judicial means to receive them.

Brasília, November 28, 2018.

José Guimarães Monforte

Chairman of the Board of Directors

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ANNEXES

Annex 01 - Distance Voting Ballot

Annex 02 – Provisional Measures 855/18 and 856/18

Annex 03 – Technical Information DFP/DFF/DDEF about postponement conditions; Technical Information DFP/DFF/DDEF about liquidation cost and Technical Information DDEF 007/2018

Annex 04 – Hired Legal Opinion Felsberg Advogados

Annex 05 – Technical Information Compliance Department about risks involved

Annex 06 - Technical Information DFF 99/2018

Annex 07 - Opinion of the Legal Superintendence

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Last update: 11/26/2018

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CENTRAIS ELET BRAS S.A. - ELETROBRAS to be held on 12/28/2018

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

The Voting Ballot shall be completely fulfilled, signed and sent to: (i) the Bookkeeping Agent of shares issued by the Company (Banco Bradesco S/A); (ii) the custodial agent responsible for the custody of the shares issued by the Company of its ownership; or, (iii) to the Company, directly.

If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or attorneys with powers to practice this type of act.

The Voting Ballot sent directly to the Company shall be accompanied by documentation proving the quality of shareholder or legal representative of the signatory shareholder, thus observing the requirements and formalities indicated in item 12.2 of the Company's Reference Form, as well as in the Management Proposal.

After such term, the Company informs that it will consider the fields not filled as instruction equivalent to the abstention of vote in relation to such matters.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Voting Ballot may alternatively be delivered to:

(i) The Bookkeeping Agent of the shares issued by the Company (Banco Bradesco S/A);
(ii) The Custodial Agent responsible for the custody of the shares issued by the Company of its ownership, provided that it offers such service; or
(iii) To the Company, directly.

The Banco Bradesco S.A., as the Bookkeeping Agent of the shares issued by the Company, will receive the Companys Voting Ballot in all its network of banking branches spread throughout the national territory, in compliance with the procedures established by it.

Shareholders or their representatives must attend at any bank branch of the Bookkeeping Agent, with a valid original identification document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents must be presented, in addition to the Voting Ballot.

Custodial agents may, but are not required to receive, the Companys Shareholders Voting Ballot. Therefore, it is recommended that shareholders verify with the respective Custodial Agent if it will provide such service, as well as its costs and procedures.

The Companys shareholders may also, in its sole discretion, forward the Voting Ballot directly to the Company, by post, addressed to the Companys Investor Relations Office, located at Avenida Presidente Vargas, 409, Centro, 9th floor, Rio de Janeiro/RJ, ZIP CODE 20071-003, or by e-mail, to the following e-mail address: ombudsman- ri@eletrobras.com, and the originals, in the latter case, must be forwarded to the Company before the date scheduled for the Shareholders General Meeting.

The Voting Ballot that is unaccompanied by the documentation required to prove the shareholders condition or to prove its representation will not be considered valid and, as a consequence, will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

Eletrobras Investor Relations Office
Avenida Presidente Vargas, 409, Centro, 9th floor
Rio de Janeiro - RJ
ZIP CODE 20071-003
Email:ombudsman-ri@eletrobras.com

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Pursuant to an agreement signed between the Company and Banco Bradesco S/A, the Voting

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CENTRAIS ELET BRAS S.A. - ELETROBRAS to be held on 12/28/2018

Pursuant to an agreement signed between the Company and Banco Bradesco S/A, the Voting Ballot may be delivered to any branch of the bank within the national territory.

Clarifications concerning the applicable procedures and requirements can be obtained from the following address:

Banco Bradesco S.A. - Stock and Custody Department
Book-Entry Assets
4010.acecustodia@bradesco.com.br
Carlos Augusto Dias Pereira
Address: Cidade de Deus, s/nº, Vila Yara, Osasco, SP ZIP: 06029-900 - Prédio Amarelo
Ph: 0800 701 16 16

Resolutions concerning the Extraordinary General Meeting (EGM)

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Simple Resolution

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Simple Resolution

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Simple Resolution

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DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CENTRAIS ELET BRAS S.A. - ELETROBRAS to be held on 12/28/2018

City :____

Date :____

Signature :____

Shareholder's Name :____

Phone Number :____

PROVISIONAL MEASURE No. 855, DATED NOVEMBER 13, 2018

It provides for the recognition of the right to funds connected to distribution concessions established by Article 8 of Law No. 12783, dated January 11, 2013, as amended by Law No. 10438, dated April 26, 2002, and provides for other measures.

The PRESIDENT OF THE REPUBLIC, pursuant to the assignments conferred upon him under Article 62 of the Constitution, enforces the following Provisional Measure, in accordance with the Law:

Article 1 The electricity distribution concessions referred to under Paragraph 1-A of Article 8 of Law No. 12783, dated January 11, 2013, which are not subject to bidding on the date of publication of this Provisional Measure, shall receive funds of RGR - Account of the Global Reversal Reserve amounting up to Three Billion Brazilian Reais (BRL 3,000,000,000.00), to pay non-reimbursed sums, among July 1, 2017, and the date of transfer of the controlling interest, by virtue of the requirements of economic and energy efficiency, and the threshold of reimbursement referred to under Paragraph 12 and Paragraph 16 of Article 3 of Law No. 12111, dated December 9, 2009, upon assessment of sums by CCEE - Electric Power Trading Chamber, the Fund’s Manager.

Paragraph 1 CCEE shall be in charge of performing the activities required for operationalizing the payment referred to under the head provision, in accordance with the RGR disbursement budget approved by Aneel -National Electric Power Agency, and the term agreed upon with the new utility company, which shall be approved by Aneel.

Paragraph 2 in the case of insufficient funds in RGR, CDE - Energy Development Account shall be in charge of paying funds to cover the expenses referred to in the head provision.

Paragraph 3 The payment shall be made in sixty monthly installments, as of the date of execution of the new concession agreement, and shall be adjusted by Selic - Special Settlement and Custody System rate, or the rate that may replace it.

Article 2 Aneel shall be in charge of executing the instrument of commitment, which shall set forth the five-year waiting period for application of the economic and energy efficiency parameters and the reimbursement threshold, provided for under Paragraphs 12 and 16 of Article 3 of Law No. 12111, of 2009, for power distribution concessions not yet subject to bidding under the terms of Article 8 of Law No. 12783, of 2013, on the date of publication of this Provisional Measure, to ensure the viability of the provision of distribution utility in concession areas, in actual loss levels above the regulatory level, and which receive funds from CCC - Fuel Consumption Account.

Paragraph 1 The beneficiary of the instrument of commitment shall be the holder of the distribution utility concession subject to bidding in any of the modalities provided for under Article 8 of Law No. 12783, of 2013.

Paragraph 2 The waiting period shall be counted as of the date of execution of the new concession agreement.

Article 3 Law No. 10438, dated April 26, 2002, shall read as follows:

“Article 13.

Paragraph 1-A The Federal Government shall be authorized to earmark to CDE, until December 31, 2021, subject to the budgetary and financial availability, the funds primarily coming from the payment of bonus by the grant referred to under Paragraph 7 of Article 8 of Law No. 12783, dated January 11, 2013, or other sources defined by the Ministry of Planning, Development, and Management, exclusively for coverage of the uses referred to under Item IX of the head provision.

Paragraph 1-B The payment referred to under Item IX of the head provision shall be limited to the sum of Three Billion and Five Hundred Million Brazilian Reais (BRL 3,500,000,000.00).

(NR)

Article 4 The Granting Power, to ensure the optimal utilization of the natural gas-powered thermal power plants that started operation or converted liquid fuel into natural gas, as of 2010, as an alternative to the replacement of power sold by these thermal power plants, may allow the change in the delivery profile and terms of the energy contracts backed up by other thermal power plants of the same title, if the conditions of price and reimbursement of expenses with CCC funds of these contracts are maintained, in accordance with the regulation of the Granting Power.

Sole Paragraph. It its hereby authorized the extension, for up to ten years, of the grants of natural gas-powered thermal power plants, in the event it is necessary to allow the change of profile of energy contracts referred to under the head provision, keeping the conditions of reimbursement of expenses with CCC funds.

Article 5 Aneel shall recognize, for the purposes of CCC reimbursement, the total cost of the pipeline transport infrastructure, connected to thermal power generation projects, as deployed in the Federal District, and in the States whose capitals have been interconnected after December 31, 2012, upon preclusion of the application of the provisions under Paragraph 12 and Paragraph 16 of Article 8 of Law No. 12.111, of 2009.

Paragraph 1 The recognition shall be performed as of the operational start of the pipeline transport until December 31, 2018.

Paragraph 2 The capacity and price of infrastructure shall be those approved by ANP - the National Agency of Petroleum, Natural Gas and Biofuels.

Paragraph 3 The payment resulting from the recognition referred to under the head provision may be made in installments, in up to ten years, and the sum shall be adjusted by Selic Rate, or by the rate replacing it, according to Aneel regulation.

Paragraph 4 The beneficiary of the recognition of sums assessed until June 30, 2017, shall be the controlling shareholder of the party responsible for the service, under the terms of Article 8 of Law No. 12.783, of 2013.

Paragraph 5 The beneficiary of the recognition of the sums assessed until July 1, 2017 to December 31, 2018, shall be the winning bidder referred to under Article 8 of Law No. 12783, of 2013.

Paragraph 6 The recognition referred to under the head provision shall consider the RGR sums referred to under Article 1.

Article 6 The parts of Article 3 of Law No. 13299, dated June 21, 2016, are hereby revoked, as amending Paragraph 1-A and Paragraph 1-B of Article 13 of Law 10438, of 2002.

Article 7 This Provisional Measure shall be applicable as of its date of publication. Brasília, November 13, 2018; 197th Anniversary of the Independence and 129th Anniversary of the Republic.

MICHEL TEMER

W. Moreira Franco

Esteves Pedro Colnago Junior

PROVISIONAL MEASURE No. 856, DATED NOVEMBER 13, 2018

It delegates to Aneel - National Electric Power Agency the responsibility to contract the emergency and temporary provider of the electricity utility.

The PRESIDENT OF THE REPUBLIC, pursuant to the assignments conferred upon him under Article 62 of the Constitution, enforces the following Provisional Measure, in accordance with the Law:

Article 1 Aneel - National Electric Power Agency is hereby delegated the responsibility to ensure the continuance of the provision of service, the responsibility for contracting, under the regime of authorization, and upon simplified bidding process, an emergency and temporary provider of electricity distribution utility to replace the legal entity, under direct or indirect control of the Federal Government, which, on the date of publication of this Provisional Measure, is appointed for the provision of the distribution service until December 31, 2018, with preclusion of the application of Law No. 8987, dated February 13, 1995, of the Law No. 8666, dated June 21, 1993, and Law No. 9074, dated July 7, 1995.

Paragraph 1 The procedure to contract the emergency and temporary provider referred to under the head provision shall be started as of the effective date of this Provisional Measure.

Paragraph 2 The preparatory acts to be performed by Aneel for the contracting referred to under the head provision:

I - may be concurrent with the bidding processes referred to under the head provision and Paragraph 1-A of Article 8 of Law No. 12783, dated January 11, 2013; II - shall be discontinued forthwith if the bidding processes referred to under

Paragraph 1-A of Article 8 of Law No. 12783, of 2013, are successful; and

III - may be suspended by the Federal Government, provided that there is agreement by the current service provider, if a new bidding process, as referred to under Paragraph 1-A of Article 8 of Law No. 12783, of 2013, are started, abiding by the deadline of March 31, 2019.

Paragraph 3 The criterion of selection of the emergency and temporary provider shall be the lower economic proposal, which shall consider the higher discount concerning the loans with funds of RGR - the Global Reversal Reserve, and TUSD - Distribution System and Use Rate Line B, abiding by the following conditions:

I - the loans to be granted with RGR funds shall be calculated by the difference between the actual power losses and the regulatory losses already subject to relaxation in the last tariff process, and the compensations paid by the surpassing of continuance thresholds, event in which the information available in the twelve months prior to the contracting date shall be used;

II - TUSD Line B shall be calculated based on the sum of the last tariff process applied to the legal entity to be replaced, adjusted by IPCA - Consumer Price Index until the date of the simplified bidding process, including the relaxation of regulatory parameters of PMSO and non-technical losses, according to Aneel’s regulation, and shall be earmarked for covering the costs of provision of service, including the yield on investments to be performed over the emergency and temporary provision period;

III - the obligation of payment of the loans with RGR funds, received over the period of emergency and temporary provision of the service, shall be transferred to be new utility company with the due tariff recognition;

IV - the discount shall be offered on the loans with RGR funds, and, in the event of maximum discount, on TUSD Line B; and

V - the emergency and temporary provider shall be a company within the same business group conducting business in the domestic electricity distribution industry.

Paragraph 4 The term for contract shall be limited to twenty-four months at the most.

Paragraph 5 The investments made by the emergency and temporary provider shall be incorporated into the assets connected to the service, in accordance with the applicable regulation, and shall be acquired by payment to the winning bidder, as referred to in the head provision of Article 8 of Law No. 12783, of 2013.

Paragraph 6 The emergency and temporary provider shall render accounts, from time to time, to Aneel.

Article 2 The emergency and temporary provision regime shall be regulated in an emergency and temporary direct provision contract that has at least the clauses connected to:

I - the non-application of disallowances to the reimbursements of CCC - Fuel Consumption Account resulting from economic and energy efficiency mechanisms, and the threshold of efficient level of loss referred to in Paragraph 12 and Paragraph 16 of Article 3 of Law No. 12111, dated December 9, 2009;

II - the participation in auctions or centralized mechanisms of contracting or terminating the contracting of electricity to serve the market of concession areas;

III - the payment of intra-industry obligations, as of the onset of the emergency and temporary provision of the service;

IV - the obligation of purchase of electricity, transmission of electricity, and payment of industry-related charges to be assumed by the emergency and temporary provider, as of the effective date of contract;

V - the access to assets, facilities, and contracts, as well as their use, including computer systems required for continuing service provision; and

VI - the performance, upon authorization by Aneel, of utility assessments, research, surveys, and designs for the supervening bidding of concession, whose respective disbursements shall be set forth in the call for tenders, for redress by the winning bidder.

Article 3 The current service provider shall have its designation extended until the emergency and temporary service provider takes on, abiding by the deadline of March 31, 2019.

Paragraph 1 The current provider shall be entitled to economic and financial neutrality over the designation period that takes place subsequently to January 1, 2019.

Paragraph 2 The economic and financial neutrality over the period referred to in Paragraph 1 shall be ensured by:

I - application of the rate approved in the tariff process of 2018; II - receipt of RGR loans; and

III - CCC reimbursements without application of disallowances arising out of mechanisms of economic and energy efficiency and the threshold of efficient level of losses, as provided for under Paragraph 12 and Paragraph 16 of Article 8 of Law No. 12.111, of 2009.

Paragraph 3 In the event that Aneel identifies that the proceeds received from the current provider, within the period referred to under Paragraph 1, are not enough to ensure the economic and financial neutrality referred to in Paragraph 2, may govern the review of the tariff charge of the Energy Development Account, as provided for under Paragraph 1 of Article 13 of Law No. 10438, dated April 26, 2002, to provide funds earmarked for covering the insufficiency identified.

Paragraph 4 The financial expenses resulting from the liabilities booked in a period prior to January 1, 2019, shall not be considered for the purposes of assessment of the economic and financial neutrality.

Paragraph 5 The loans referred to in Item II of Paragraph 2 shall be limited to the availability of RGR funds, and shall be settled by the new utility company, to be contracted under the terms of Article 8 of Law No. 12783, of 2013, whose concession agreement shall provide for the tariff recognition.

Article 4 Concomitantly with the contracting referred to under Article 1 of this Provisional Measure, Aneel shall start the bidding process for concession of electricity distribution, as referred to under the head provision of Article 8 of Law No. 12783, of 2013, which shall be granted by up to thirty years.

Paragraph 1 The assessments, research, surveys, designs, works, and expenditure or investments already performed, which are connected to the concession of utility for bidding purposes, conducted by Aneel or with its authorization, shall be at the disposal of the concerned parties, event in which the winning bidder shall reimburse the respective expenditure, as provided for under the call for tenders.

Paragraph 2 The contracting under the terms of Article 1 shall not be considered an impediment for participation in the bidding process referred to in the head provision of Article 8 of Law No. 12783, of 2013.

Article 5 The Granting Power, the emergency and temporary provider contracted, under the terms of Article 1, or the new utility company contracted, under the terms of Article 4, shall not be held liable for any cost connected to the process of settlement of the previous service providers, including tax, financial, and labor liabilities or the contract penalties.

Article 6 In the event of the non-existence of legal or judicial authorization for the use by the Federal Government of the faculty referred to under Paragraph 1-C of Article 8 of Law 12783, of 2013, Aneel shall start the bidding process for electricity distribution concession referred to under the head provision of Article 8 of Law No. 12783, of 2013, which shall be granted by up to thirty years.

Sole Paragraph. Concomitantly to the process referred to in the head provision, Aneel shall perform the procedure for simplified contracting, as provided for under Article 1 to replace the legal entity under direct or indirect control of the State, Federal District or Cities, which is designated for providing the distribution service.

Article 7 This Provisional Measure shall be applicable as of its date of publication. Brasília, November 13, 2018; 197th Anniversary of the Independence and 129th Anniversary of the Republic.

MICHEL TEMER

Eduardo Refinetti Guardia W. Moreira Franco

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

Technical Information

Title	Scenarios of liquidation and extension of the term for sale of Amazonas Energia (AmD) and Ceal, in view of the provisions of the Provisional Measure No. 856, dated November 13, 2018.
Subject	Updating of the cost of liquidation and conditions for extension of the term for selling AmD and Ceal, until March 31, 2019.
Authors

Felipe Baptista da Silva – DFP;

Marcos Barreto de Faria Pinho – DFPI;

Flávia Xavier Cirilo de Sá – DFPI;

Pedro Paulo da Cunha – DFF;

Luiz Mário Albuquerque Carvalho - DFFO;

Frederico Pinto Eccard – DDEF.

Company	Amazonas Energia, Ceal, Eletrobras.
Category	Technical Information.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

Annexes

Annex 1 - The main premises used to forecast cash inflows and outflows

Annex 2 – IT DFP/DFC/DDEF 003/2018, dated November 6, 2018

Annex 3 – IT DDEF 007/2018, dated November 5, 2018

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

1.   PURPOSE

The purpose of this Technical Information is to support Eletrobras Management's decision regarding the possible non-sale of the controlling interests in distributors Amazonas Energia (AmE D) and Ceal up to 12/31/2018, according to the model approved by the Board of the Investment Partnerships Program – CPPI, by means of Resolution No. 20, dated November 8, 2017, as amended by Resolutions No. 28, dated 11/22/2017, No. 29, dated 12/28/2017, and No. 36, dated 06/12/2018, based on assessments carried out by the Banco Nacional de Desenvolvimento Econômico e Social - BNDES, according to Eletrobras shareholders’ decision at the 170th and 171st Extraordinary General Meeting - EGM, as well as the provisions of Provisional Measure No. 856, dated 11/13/2018, which delegates, to the National Electric Energy Agency - ANEEL, the responsibility for hiring an emergency and temporary provider of the public electricity distribution utility.

2.   HISTORY

Eletrobras acquired the controlling interest of a set of state-owned concessionaires in the North and Northeast regions in order to promote its economic and financial balance and aiming at the privatization of such companies. In this sense, Law No. 9619/98 authorized Eletrobras to purchase the respective controls of the state electricity distribution utility companies: Ceal, Cepisa, Ceron and Eletroacre, with funds of the General Reversal Reserve - RGR. The privatization process of such companies was legally supported by their inclusion in the Privatization National Program - PND. Later, by means of Provisional Measure 1985-25/2000 (transformed in MP no. 2181-45/2001), Eletrobras was also authorized to acquire the equity control of Companhia Energética do Amazonas - CEAM, which was included in the PND on January  22, 2007 by means of Decree 6026/2007.

The Law 9619 also provides that, once effected the acquisition control of the aforementioned companies, they would be included in the PND, and it would fall upon Eletrobras to implement any and all economic, financial and administrative measures required to privatize the company, as per Law 9491 dated September 9, 1997.

In a parallel process, focusing on the operation of its business group in the generation and transmission segments, Eletrobras split up Eletronorte, forming with the supply assets from Manaus and Boa Vista, respectively, Manaus Energia and Boa Vista Energia, independent companies also intended to be privatized. Later, CEAM was incorporated by Manaus Energia, whose process finished in 2008. In the following year, the name of the supplier was altered and became Amazonas Energia S.A.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

After the achieving the respective equity controls, Eletrobras was in charge of managing such distributor, as well as making investments required to foster the continuity of the distribution utility provided by them. It is worth mentioning that the influence of Eletrobras should be temporary and would end with the effective privatization of the energy suppliers. Due to several reasons, the Program of Return to Private Sector, put in practice in the 1990s, was not completed, and the distributors, which initially would be managed by Eletrobras for a short period of time, became permanent investments.

In 2016, by means of Provisional Measure No. 727, dated May 12, 2016, converted into Law No. 13334, dated September 9, 2016, the Program of Partnerships and Investments - PPI was created, broadly aimed at facilitating the return to private sector.

In this sense, the inclusion of the distributors of Eletrobras in PPI happened by means of the CPPI Resolution 3/2016, which, among other conditions, defined that the privatization of the distributors should happen over the 2nd half of 2017. This decision of CPPI was legitimized with the issuance of Decree No. 8893, dated November 1, 2016, which defined the PPI projects which would be treated as a national priority in the energy and mining industries, and, by Decree No. 9192, dated November 6, 2017, which provides, pursuant to Law No. 12783/2013, dated January 11, 2013, for the bidding of distribution and transmission concessions associated with the transfer of control of a legal entity providing public electricity service.

Still in 2016, the Eletrobras’ shareholders, in the event of the 165th Extraordinary General Meeting - EGM, decided, by majority vote, not to extend the concessions of the Eletrobras’ distributors, pursuant to Decree No. 8.461, dated June 2, 2015, of ANEEL Order no. 3.540, dated October 20, 2015, of Provisional Measure no. 706/2015, dated December 28, 2015, of the Ministry of Mines and Energy Ordinance (without number), dated December 28, 2015, and the draft contractual instrument issued by ANEEL.

In addition to this, the shareholders approved, by majority vote, the liquidation of the distributors Cepisa, Ceal, Eletroacre, Ceron, Boa Vista Energia and AmE D, allowing the transfer of controlling shareholder, as long as it happened until December 31, 2017, under the terms of Paragraph 1-A of Article 8, Law no. 12783/2013, with the new wording given by Provisional Measure No. 735/2016, converted into Law 13360/2016, provided that, until the transfer of the distributor to the new controller, the distributor received, directly from the Federal Government or through a tariff, all the resources and remuneration necessary to operate, maintain and make the investments which are connected to the public utilities of the respective distributor, maintaining the economic and financial balance of the Distributor, without any contribution of resources, at any title, by Eletrobras.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

In this context, in August 2016, by means of the MME Ordinances numbers 420, 421, 422, 423, 424 and 425, the distributors Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista Energia were designated as responsible for the Provision of the Public Electric Energy Distribution Utility, under the terms and conditions defined in MME Ordinance No. 388/2016, until December 31, 2017, or until the new utility company took on, whichever occurs first, with the purpose of ensuring the continuity of the utility in the established areas.

On November 6, 2017, Decree No. 9192 was issued, which regulates Law No. 12783/2013, establishing the tendering of distribution and transmission concessions associated with the transfer of the controlling interest of a legal entity providing the electric energy utility, and sets forth other provisions.

On November 8, 2017, based on assessments carried out by BNDES, CPPI Resolution No. 20/2017 was issued, with subsequent amendments, which approved the conditions for the transfer of the controlling interest of Eletrobras in its distributors, namely Boa Vista Energia , Ceal, Cepisa, Ceron, Eletroacre, and Amazonas Energia, in connection with the concession of the concession of the electric energy distribution utility.

On December 4, 2017, MME Ordinance No. 468 was issued, which amended MME Ordinances numbers 420, 421, 422, 423, 424 and 425, all of 2016, in order to extend the provision of the temporary distribution utility until July 31, 2018 or until the new utility company took on, whichever occurs first.

On December 28, 2017, Eletrobras' shareholders, by means of the 169th EGM, approved the extension of the term for the transfer of controlling interest, provided that it occurred until July 31, 2018, under the penalty of upholding of the decision of the 165th AGE, which ordered the termination of the temporary distribution utilities, as well as the liquidation of said distributors, if the funds necessary to operate, maintain and make investments connected to the public utilities of the respective distributor were not backed by the tariff, by the Federal Government or by the Sectoral Funds.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

On February 8, 2018, the shareholders of Eletrobras, by means of the 170 EGM, approved the modeling for sale of the distributors, as defined by Resolution No. 20/2017, as well as the amendments made by Article 3 of CPPI Resolution No. 20/2017, and the assumption by Eletrobras of the rights of distributors Amazonas Energia, Boa Vista Energia, Ceron and Eletroacre, relating to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distributors dated June 30, 2017, given that Eletrobras would, on the other hand, assume obligations in equivalent amounts, in accordance with the conditions established in CPPI Resolution No. 20/2017.

On June 12, 2012, MME Ordinance No. 246 was issued, amending MME Ordinances numbers 420, 421, 422, 423, 424 and 425, all of 2016, establishing the extension of the provision of the temporary distribution utility until December 31, 2018, or the assumption of the new utility company, whichever occurred first.

On June 14, 2018, BNDES published the notice of Auction No. 2/2018 - PPI/PND, making public the conditions of the return to private sector of Eletrobras’ distributors, by means of the concession of the electric energy distribution utility, associated with the sale of shares representing its capital.

On July 16, 2018, MME Ordinance No. 301 was issued, amending MME Ordinance No. 388/2016, with the purpose of ensuring the economic neutrality of the expenses incurred by the distributors, over the period from August 1 to December 31, 2018, in the event that the disposal of the controlling interest does not occur until December 31, 2018, and the company is sent to liquidation, given that, although provided by Law No. 12783/2013, the neutrality of the expenses incurred by the companies over the period in which they were designated as distribution utility providers by the granting authority is not occurring in practice, due to the regulation that results in disallowances performed by ANEEL.

It should be noted that Auction No. 2/2018 - PPI/PND is being held in stages: (i) on July 26, 2018, the controlling interest of Cepisa was sold, and Equatorial won; (ii) on August 30, 2018, the controlling interest of the distributors Boa Vista Energia, Ceron, and Eletroacre was sold, the first being purchased by the Consortium formed by the companies Oliveira Energia and Atem, and the latter two by Energisa; (iii) the auction for selling the controlling interest of Amazonas Energia is scheduled for November 27, 2018; and (iv) the sale of Ceal’s controlling interest is suspended due to a court decision within the scope of the Original Civil Action No. 3132/DF.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

In this vein, on July 30, 2018, the shareholders of Eletrobras, by means of the 171 EGM, approved the extension of the term for transferring controlling interest, provided that it occurs until December 31, 2018, and provided that, until the transfer of the distributors to the new controlling shareholder, all the funds necessary to operate, maintain and make investments connected to the provision of the public utility of the distributors are backed by the tariff, the Federal Government or by the Industry-Related Funds, thus maintaining the economic and financial balance of the distributors, without any disbursement of funds, in any way whatsoever, by Eletrobras.

Lastly, on November 14, 2018, Provisional Measures No. 855 and No. 856 were published. The first one provides for the recognition of the right to funds associated with distribution concessions and sets forth other provisions, and the second one  delegates to ANEEL the responsibility for contracting an emergency and temporary provider of the public electricity distribution utility.

Summarizing, Provisional Measure No. 856/2018, the object of the analysis in this IT, establishes:

(i)     the contractual conditions of the emergency and temporary provider, which may be concomitant to the sale of the controlling interests by Auction No. 2/2018 - PPI/PND, which may be discontinued in the case of success of the auction or suspended by the Federal Government, upon the agreement of the current utility provider, in the event that a new bidding process is commenced according to Law No. 12783/2013, abiding by the deadline of March 31, 2019;

(ii)    the system of emergency and temporary provision of distribution utility by a new provider that is not the current one;

(iii)   the current provider may have its designation extended until the assumption of the service by the emergency and temporary provider, abiding by the deadline of March 31, 2019, guaranteeing economic and financial neutrality in the designation period after January 1, 2019, giving that, however, the financial expenses derived from liabilities recorded in a period prior to said date shall not be considered for the purpose of determining economic and financial neutrality;

(iv)  ANEEL shall start the process of concession of the electric energy distribution, which is referred to in the head provision of Article 8 of Law No. 12783/2013; and

(v)   the Granting Authority, the emergency and temporary provided or the utility company shall not be held liable for any liabilities connected to the process of liquidation of the providers prior to the service.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

3.   Scenarios in view of the Provisional Measure No. 856/2018

Preliminary, it should be noted that Provisional Measure No. 856/2018 may be converted into a law within a period of up to 120 (one hundred and twenty) days (60 days extendable for a further 60 days), pursuant to Article 62 of the Federal Constitution. However, considering that, once this Provisional Measure is in force, this implies it is constitutional and lawful, as well as the force of law, therefore, an analysis without considering the whole content of the Provisional Measure as valid is not reasonable.

Having made the above reservation, considering the provisions of Provisional Measure No. 856/2018, the following scenarios can be foreseen:

(i)   Liquidation as of January 1, 2019: in the event of failure to sell the controlling interest of the distributors Ceal and Amazonas Energia until December 31, 2018, owing to the non-suspension of the preliminary injunction, and if the auction scheduled for December 10, 2018 does not have bidders; and

(ii)  Transfer of controlling interest until March 31, 2019: in case there is a winning bidder in the Amazonas Energia auction, scheduled for December 10, 2018.

Graph 1.              Scenarios in view of the Provisional Measure No. 856/2018

In the event that the transfer of controlling interest does not occur until December 31, 2018, the liquidation scenario has already been approved by the 171st Extraordinary General Meeting of Eletrobras. Nonetheless, the Granting Authority, regardless of the decision of said EGM, may extend the designation period until March 31, 2019, or until the assumption of the emergency and temporary provider to be contracted by ANEEL, under the terms of Provisional Measure No. 856/2018, whichever occurs first.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

In the event that the control of Amazonas Energia is sold until December 31, 2018, extending the designation period up to the deadline of March 31, 2019 will be necessary, or else until the assumption of the new utility company, whichever occurs first, for the signature of the respective transfer documents. In this case, Eletrobras’ shareholders shall have to deliberate on the extension of the term for the transfer of the controlling interest of this distributor, currently limited to December 31, 2018, under the same conditions as the current temporary benefit.

Lastly, another possible scenario implies holding a new bidding process, starting up to 03/31/2019, which shall imply a new modeling to be proposed by CPPI, under the terms of Paragraph 1-A of Article 8 of Law No. 12783/2013, which may occur at the discretion of the Federal Government, and upon the agreement of the current utility provider, i.e., Ceal and Amazonas Energia, under the terms set forth in Article 1, Paragraph 2, Item III of Provisional Measure No. 856/2018. In this case, convening a new Eletrobras shareholders’ meeting will be necessary, in order to resolve any change in the current sale approval conditions. It should be noted that this scenario is not in the scope of this IT due to the uncertainties as to its occurrence, since it is not Eletrobras’ prerogative to define the performance of a new bidding procedure.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

3.1       Liquidation

In the case of liquidation of the distributors Ceal and Amazonas Energia, there are four external opinion by the following jurists: Nelson Eizirik, Arnoldo Wald, Gustavo Binenbojm and Thomas Felsberg of Feslberg Advogados, the first three of which were presented in the discussions and in the material included in the management’s proposal for the 170 EGM of Eletrobras, and the last one issued on August 22, 2018, in addition to the internal opinion of Eletrobras, which state that any liquidation of the distributors should follow the procedures provided for under Law No. 8029/1990, whereby the Federal Government is the successor, in its rights and obligations, of entities which are extinct or dissolved, including the debts in which Eletrobras is guarantor.

In this case, since the Federal Government would be responsible for the rights and duties of the distributors, the liquidation cost for Eletrobras tends to zero or would be close to zero.

On the other hand, two other opinions, from law firms Bocater Advogados and Loeser e Portela, the last one contracted by BNDES, as well as Interministerial Office No. 906/MME/MF/MP, all of which were also presented in the discussions and in the material included in the management proposal for the 170th Special Shareholders’ Meeting of Eletrobras, advocate for the pure and simple application of Law No. 6404/1976, in which Eletrobras would be responsible for the liquidation of the distributors and their respective costs.

In this case, the liquidation value of Ceal and Amazonas Energia, from the strictly economic and financial and accounting viewpoint, without taking into account the effects of MME Ordinance No. 301/2018, is BRL 18,363.7 million, BRL 16,545.6 million out of which refers to Amazonas Energia and BRL 1,818.1 million out of which to Ceal, with the liquidation occurring according to the provisions of Law No. 6404/76, at the cost already indicated and shown in the table below:

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

Table 1.               Cost of Liquidation of Ceal and Amazonas Energia, in BRL Thousand

AmE D	CEAL	TOTAL
Total Assets - BP	**11,111,510**	**2,954,192**	**14,065,702**
Non-realizable (*)	3,144,642	647,239	3,791,881
Total asset for liquidation	**7,966,868**	**2,306,953**	**10,273,821**
Recov erable	3,758,193	1,362,141	5,120,334
Cash to current liabilities	417,185	57,047	474,232
Unpaid	1,603,489	887,765	2,491,254
CCC	2,188,001	0	2,188,001
Total Liabilities - BP	**24,863,308**	**3,987,929**	**28,851,237**
Not Applicable (**)	2,136,750	617,653	2,754,403
Total liabilities for liquidation	**22,726,558**	**3,370,276**	**26,096,834**
Immediate enf orceability	69,277	285,435	354,712
Compensable	2,009,077	405,046	2,414,123
Eletrobrás Sy stem	4,045,272	1,824,843	5,870,115
Petrobrás Sy stem	13,424,497		13,424,497
Other	3,178,435	854,952	4,033,387
Total Net Equity	**- 13,751,798**	**- 1,033,737**	**- 14,785,535**
Total Net Equity for Liquidation	**- 14,759,690**	**- 1,063,323**	**- 15,823,013**
Termination Cost	298,787	148,144	446,932
Preliminary Liquidation Cost	**- 15,058,477**	**- 1,211,467**	**- 16,269,945**
Adjustments in Asset	**- 353,627**	**- 311,299**	**- 664,926**
Financial Assets of the Concession in Use	(124,327)	(77,945)	(202,272)
Financial Asset of the concession in progress	(50,328)	(37,456)	(87,784)
Customers	(178,973)	(37,456)	(216,430)
Adjustments in Liability	**- 1,133,497**	**- 295,338**	**- 1,428,835**
[Possible Contingency (***)	(1,133,497)	(295,338)	(1,428,835)
Liquidation Cost after Adjustments	**- 16,545,602**	**-1,818,104**	**- 18,363,706**

(*) Intangible, Taxes and Social Contribution, Regulatory Assets - RGR

(**) Onerous concession, RGR period de designation

(***) ANDECO Net amount

For the liquidation costs shown in the table above, if the effects of Ordinance No. MME 301/2018, where the economic neutrality of the total expenses for the period from August 1, 2018 to December 31, 2018, are taken into account, it is estimated that the liquidation costs of Amazonas Energia would have a reduction of BRL 968.2 million, reaching the final amount of BRL 15,577.4 million for the base date of Sept/18, while the reduction of Ceal’s liquidation value would be BRL 79.9 million, reaching the amount of BRL 1,738.2 million. Thus, the total amount of liquidation of both distributions would be BRL 17,315.6 million.

The breakdown of the figures above is included in IT DFP/DFC/DDEF 003/2018, dated 11/06/2018, attached to this Technical Information.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

Lastly, in keeping with the foregoing, attention should be drawn to the fact that, in this scenario, in accordance with Article 3 of the Provisional Measure No. 856/2018, the designation period may be extended until the distribution utility is assumed by an emergency and temporary provider, abiding by the deadline of 03/31/2019, guaranteeing the economic and financial neutrality in the designation period after 01/01/2019. It should be noted that the financial expenses derived for liabilities booked in a period prior to 01/01/2019 shall not be considered for the purposes of ascertainment of the economic and financial neutrality.

3.2       Extension of the term for transfer of the controlling interest until March 31, 2019

The scenario for extension of term for transfer of the controlling interest of Ceal and Amazonas Energia includes two possibilities (i) term for holding a new bidding process, as provided for in Item III, Paragraph 2, Article 1 of Provisional Measure No. 856/2018; and (ii) term to conclude legal acts of any successful auctions that may be held until December 31, 2018.

In the case of a new bidding process is held, as provided for in Item III, Paragraph 2, Article 1 of Provisional Measure No. 856/2018, CPPI is expected to evaluate the need to revise the modeling for the privatization of Amazonas Energia and Ceal, given the time elapsed between BNDES’ evaluation and the new bidding procedure.

Once the sales model approved by CPPI Resolution No. 20/2017, and its amendments, are maintained, and if there is success in the sale by means of the new bidding process, Eletrobras shall have to make the adjustments provided for in Items IV (Ceal) and VI (Amazonas Energia) of Article 3 of said resolution and assume rights of Amazonas Energia, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Distributors’ Financial Statements dated June 30, 2017, and Eletrobras shall, in return, assume obligations in equivalent amounts, in accordance with the conditions established in CPPI Resolution No. 20/2017. Such values were already approved by the 170 EGM of Eletrobras. The table below shows the adjustments to be carried out by Eletrobras.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

Table 2.               Adjustments by Eletrobras based on CPPI Resolution No. 20/2017, at BRL Thousand

R$ thousand	Ceal	Amazonas Energia	Total
Adjustments (Article 3 CPPI Res. No. 20/2017)	50.00	8,911,866.56	8,911,916.56
Assumption of Debts corresponding to CCC/CDE Credits	-	4,055,549.00	4,055,549.00
Total	50.00	12,967,415.56	12,967,465.56

In this case, Eletrobras was supposed to capitalize the distributors, and assume debts amounting to BRL 12,967.46 million.

In any case, the start of the new bidding process shall happen until March 31, 2019, under the terms of Provisional Measure No. 856/2018. Considering the unpredictability of the terms and conditions of a new assessment, the premise used in this IT is that the sale and transfer of control of Amazonas Energia would occur until March 31, 2019.

This scenario depends on the Federal Government, under the terms of Item III of Paragraph 2 of Article 1 of Provisional Measure No. 856/2018, and the issuance of the respective acts formalizing the new designation period.

It should be noted that, during such new designation period, the total economic and financial neutrality of the services rendered is not guaranteed, with the current models being maintained, especially the non-recognition of financial expenses from liabilities booked in the previous period, as described in Item 3.3 below.

Finally, it should be noted, as already mentioned, that Eletrobras’ shareholders shall have to deliberate on the extension of the term for the transfer of the controlling interest of the distributors and, as a consequence, of the designation period, under the same conditions currently applied.

Again, it should be pointed out that this scenario cannot be more detailed in this IT owing to the uncertainties as to its occurrence, given that it is not Eletrobras’ prerogative to define that a new bidding procedure should be held. Nonetheless, the values above are the ones currently approved by Eletrobras’ shareholders.

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3.3       Neutrality in temporary provision of the utility

The Provisional Measure No. 856/2018 provides for, in Paragraphs 1 and 2 of Article 3), the economic and financial neutrality of the current provider (Amazonas Energia and Ceal), only in the case that the designation period is extended until the new utility assumes on an emergency and temporary basis, in which case, said distributors should be subject to liquidation. The neutrality, in this case, in any event, is only guaranteed in the period between 01/01/2019 to 03/31/2019, and excludes financial expenses of liabilities prior to 01/01/2019.

MME Ordinance No. 301/2018 also guaranteed, in the event of liquidation, the economic neutrality of the total expenses incurred by the company between August 1, 2018 and December 31, 2018, consisting in the difference between the total expenses incurred by the distributor in this lapse, and the amounts received as tariff, sectoral charges, RGR loans over the designation period and other sources of revenue received as a result of the Provision of the Distribution Utility.

This way, if there is a new bidding process, as provided for in Item III, Paragraph 2 of Article 1 of Provisional Measure No. 856/2018, the designation period may be extended until the new utility company assumes, in the same current conditions.

Furthermore, it should also be noted, according to IT DDEF 007/2018, dated November 11, 2018, attached to this IT, that the designation period that should be neutral for Eletrobras’ distributors, as they are providing service on behalf of the Granting Authority, based on MME Ordinance No. 388/2016 and Law No. 12783/2013, is bringing cash imbalances to the distributors themselves, causing them to incur accounting losses, which, as a consequence, impact Eletrobras.

After analysis through three methodologies detailed in IT DDEF 007/2018, it is found that, despite having different methodologies and concepts, they present similar results, and the estimated economic and financial imbalance, from August 2016 to August 2018, amounts to about BRL 7.8 billion, which has BRL 4.5 billion (adjusted amount) already deducted, as received from RGR in this designation period, as can be seen in the table below.

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Table 3.               Summary of the Accrued Imbalance, by methodology, in BRL Million

Aug/2016 to Aug/2018	RGR NT. 415/2016	RGR Res. 748/2016	Cash Flow	Rate
ED Amazonas	5,329.5	5,440.1	5,725.0	5,498.2
ED Roraima	165.1	75.1	175.5	138.6
ED Alagoas	423.6	646.2	479.7	516.5
ED Piauí	526.8	705.0	358.4	530.1
ED Rondônia	590.3	1,117.4	1,361.3	1,023.0
ED Acre	76.2	124.3	184.5	128.3
Total	7,111.5	8,108.0	8,284.3	7,834.6

It should be noted that the figures presented in the table above refer to the provision of the utility during a period of 25 months between August 2016 and August 2018. Attention should be drawn to the fact that said provision of service is underway.

Additionally, the designation period should be separated into two parts. The first, from August 2016 until June 2017, and the second, from July 2017 until the last month in which the designation occurs.

The need for this separation is because the valuation of the distributors approved by CPPI, by means of CPPI Resolution No. 20/2017, has the base date of June 2017. Therefore, the non-neutrality in the period between August 2016 and June 2017 directly impacts the valuation and, therefore, the values of the adjustments to be made by Eletrobras for the sale of the distributors. As of July 2017, the impacts of non-neutrality impact only the situation of the distributors, worsening the status of liabilities, which will be assumed by the new controlling shareholder.

Thus, when the designation period was separated, we sought to delimit the values which impact the asset transfer price and those which do not impact, in order to render clear the right of Eletrobras as shareholder of these companies and the new controlling shareholder, in a future discussion with the Granting Authority on the right to the values of economic and financial rebalancing or economic and financial neutrality connected to the designation period for the temporary provision of the electric energy distribution utility.

Thus, out of the total amount resulting from the economic and financial imbalance, estimated at BRL 7.8 billion, about BRL 2.8 billion refers to the lapse between August 2016 and June 2017. Therefore, there is need for additional funds of similar nature, which would be added to the RGR received in the same period, in order to make the distributors’ operation in the lapse neutral, as can be seen in the table below:

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Table 4.               Summary of the Imbalance between Aug/2016 and Jun/2017, in BRL Million

Aug/2016 to Jun/2017	RGR NT. 415/2016	RGR Res. 748/2016	Cash Flow	Rate
ED Amazonas	2,551.5	2,599.0	1,106.1	2,085.5
ED Roraima	113.9	4.9	51.3	56.7
ED Alagoas	71.9	208.2	172.4	150.8
ED Piauí	7.6	83.9	269.0	120.2
ED Rondônia	253.3	547.6	323.1	374.7
ED Acre	38.9	49.8	30.3	39.7
Total	3,037.2	3,493.4	1,952.3	2,827.6

Finally, regarding the imbalances caused by non-economic and financial neutrality, it should be pointed out that, with the issuance of Provisional Measure No. 855/2018, specifically its Article 5, ANEEL is responsible for recognizing, for the purposes of reimbursement of CCC , the total costs of Amazonas Energia’s gas contract with Cigás, as from the start-up of the gas pipeline until December 31, 2018, taking into account the capacity of the pipeline and the price of the infrastructure approved by the National Agency of Petroleum, Natural Gas and Biofuels - ANP.

Still, Article 5 of Provisional Measure No. 855/2018 provides that the beneficiary of the recognition of CCC reimbursement amounts still owed and calculated up to June 30, 2017 will be Eletrobras (the current controlling shareholder of Amazonas Energia), while the CCC reimbursement amounts from July 1, 2017 through December 31, 2018, will be for the new controlling shareholder of the distributor.

Thus, with the recognition of the costs of the gas contract, the amount of BRL 2 billion related to the non-neutrality of Amazonas Energia shown in the table above, until June 2017, would be partially covered.

For the period after June 2017, with impact to the new controlling shareholder, Article 1 of Provisional Measure No. 855/2018 also defines the additional value of RGR, limited to BRL 3.0 billion, for payment of unreimbursed CCC amounts, between July 1, 2017 and the date of transfer of the controlling interest, owing to the economic and energy efficiency requirements, and the reimbursement limit of CCC.

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4.   Financial Impact of Scenarios Addressed – Cash Flow

In order to measure the impact of the scenarios discussed in this IT on Eletrobras’ cash flow, cash flows were projected considering the following events and their consequences for the company:

(i)           Liquidation of companies Ceal and Amazonas Energia, keeping, by ruling of the Granting Authority (Article 3 of Provisional Measure No. 856/2018), the provision of the temporary distribution utility in designation until 03/31/2019; and

(ii)          Sale of Amazonas, maintaining the provision of the temporary distribution utility as designated until March 31, 2019.

However, it should be noted that a simulation of this nature contains estimates or projections of future events and trends which are subject to several natural risks and uncertainties of this type of exercise, increased as being long-term estimates made considering the best information available and some assumptions that depend directly on third party’s negotiations and acceptance.

4.1       Liquidation Scenario

With regard to the liquidation scenario, attention should be drawn to the difficulty proposing such a scenario, given that, as previously described in this IT and in the documents made available at the 170th and 171st Eletrobras Shareholders' Meetings, Technical Information IT DFP/DFF/DDE 001/2017 dated November 30, 2017, and IT DFP/DFF/DDE 001-B/2017, dated December 12, 2017, there are divergent legal understandings concerning the system to be applied in a public corporation’s liquidation process, especially the definition of liability for the assumption of costs arising from the process of liquidation of distributors (application of Law No. 8029/1990 or the non-application of such law).

In addition to the uncertainty about the liquidation system, including the applicability of Law No. 8029/1990, with regard to the liquidation scenarios appurtenant to a given company, estimating the time in which the obligations and rights may be demanded from the liquidator is not possible.  This “order” of precedence would also be impacted according to the applicable system. For instance:

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(i)   in the scenario of non-application of Law No. 8029/1990, there may be a suspension of the immediate payability of certain obligations with the purpose to establish its own liquidation system - ascertainment of assets, establishment of the order of priority of realization of assets and liabilities; and

(ii)  in the scenario of application of Law No. 8029/1990, the debts of tax nature are extinguished, differently from the case in which said law is not applied.

In view of the foregoing, all that is said about the effect of liquidation on Eletrobras’ cash flow refers to the quantification of one scenario only, among several others which were possible, based on general and specific premises, understood as the most appropriate ones, since no there is a precedent that assertively guides a projection of this nature.

Considering that the thesis of the application of Law No. 8.029/1990 would, according to the experts queried, imply that the costs incurred in the distributors’ liquidation should be borne by the Federal Government, this assessment should produce scenarios to measure impact considering the hypothesis of costs would be the responsibility of Eletrobras, owing to the non-application of said Law.

With such purpose, the Superintendent’s Office for Financial Operations (DFF) raised some issues pertaining to a liquidation scenario in which applying the aforementioned Law is not possible, and performed the query to the Legal Superintendent’s Office - PRJ (questions 1 to 6 below). The answer of PRJ was taken into consideration in the definition of the premises to be used in the projection of the company's cash flow. The transcript of the DFF query, as well as the answer to the questions made by PRJ, is as follows:

DFF: “In the assessment that will produced, the matter concerning the application of Law No. 8029 shall certainly be covered and/or stated, however, we must also show the other strand of thought on this subject. Thus, in order to support the cash simulation of the liquidation scenario with costs in Eletrobras, several doubts remain in the DFF about the conditions to be applied for matters of the following characters:”

1.        What is the consequence for the contracts of Amazonas Energia with Petrobras whereto Eletrobras is a party as guarantor, given that, in the gas contracts, besides guaranteeing, it also appears as a joint and several debtor, while in oil supply contracts, it only posts bonds? How joint and several and secondary guarantees should be processed? Would it be accurate to simulate the continuity of the payment of obligations under such contracts?

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

PRJ: Debts with a joint and several guarantee may be required from Eletrobras regardless of the liquidation procedure, therefore, simulating the continuity of the payment seems reasonable. The debts with secondary guarantee should be firstly required from the original debtor. In the cased of liquidation, the requirement of debts should abide by the procedure addressed in the premise (ii);

Premise: projecting the hypotheses of (i) full payment of (joint and several and secondary) debts, and (ii) payment of debts with joint and several guarantees. We considered the maintenance of payments of guarantees already in January 2019, once again, upon the reservation that “there may be suspension of the immediate payability of certain liabilities taking the starting of its own liquidation system into consideration;”

2.        How the guarantees with independent energy producers (PIEs) should be treated. In this case, a question should be made whether, in the liquidation, this guarantee will cease, in the scenarios in which Eletrobras remains responsible for the company’s operation, or upon the designation of another entity to operate it by the regulatory agency.

PRJ: In the opinions, guarantees are stated not to survive in the scenario of application of Law No. 8029/90. Eletrobras cannot guarantee a company which is not controlled by itself. In the case of process of return to private sector, there is, for instance, clauses that establish the provision of replacement of guarantee. In the case there is a successor as temporary provider of the utility which is not controlled by Eletrobras, guarantees may not be maintained;

Premise: projecting the hypotheses of (i) full payment of debts, and (ii) payment considering that the operating costs would be borne by the new operator of Amazonas. We considered the maintenance of payments of guarantees already in January 2019, once again, upon the reservation that “there may be suspension of the immediate payability of certain liabilities taking the starting of its own liquidation system into consideration;”

3.        How debts with RGR should be treated. The companies received RGR funds transferred by Eletrobras on two occasions, before and after the designation phase. RGR contracts are recorded under the liabilities of Eletrobras. The current rule determines that Eletrobras only returns payments to RGR which were received from the companies, that is, it is the Fund that runs the risk of default. Will such regulation prevail in the situation of liquidation of companies?

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

PRJ: If Eletrobras is not the guarantor of the loan taken, and was the fund manager only, there is no reason why demanding that Eletrobras pays this loan. In principle, it would follow the liquidation rule – premise (ii);

Premise: Eletrobras is not the guarantor of the loan taken, it was the fund manager only, which is the reason why we consider that there is no reason for Eletrobras to pay this loan;

4.       In addition to this, the loans granted with RGR in the designation period were recently terminated with Eletrobras, and assumed by CCEE. There is risk that CCEE charges from Eletrobras the return of the value loaned.

PRJ: The risk of CCEE intending to charge Eletrobras is associated with the existence of a guarantee posted by Eletrobras;

Premise: Eletrobras is not the guarantor of the loans taken, which is the reason why we consider that there is no reason for Eletrobras to pay this loan;

5.        Labor costs - Should Eletrobras terminate the current employment contracts? Is there any term for such purpose? Considering the calculation of labor costs, the question stems from information from the CEO at yesterday's meeting that he was aware of Superior Labor Court (TST) appellate decisions whereby such court, as for the dissolution and bankruptcy of companies, has already decided that the severance pays should be paid in double.

PRJ: Ideally, termination should be carried out as soon as possible to avoid costs of maintaining staff in a company in liquidation. There is estimate for double payment in the case of stable employees, under the terms of Article 492 et seq of CLT (Consolidation of Labor Laws). Such stability existed in employment contracts prior to the 1988 Federal Constitution for workers who had been in the company for 10 years. Nevertheless, there was at the time, the possibility of the worker in such situation to opt or not for joining the FGTS system, thus giving up stability. The double pay is applicable to workers in this situation - stable workers under the terms of Article 492 et seq. of CLT, i.e., which did not opt for the FGTS system, and were employed for more than 10 years before 1988.

Premise: Upon the understanding that termination should be arranged as soon as possible to avoid costs of maintaining personnel in a company in liquidation, we took into consideration the expense in the first quarter of 2019, and the amount shown in table 1 of this Technical Information;

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6.        Contracting of Loans. This fund source is being considered by Eletrobras for future commitments to amortize the company’s debts. Would the liquidation of the distributors, especially Amazonas, owing to the relevance of its liabilities, jeopardize the taking of new loans by Eletrobras?

Premise: Such scenario would lead to a higher perception of the company’s financial risks, thus chasing investors away. Therefore, in the companies’ liquidation scenario, we do not simulate the contracting of new loans.

4.2       Sale SCENARIO

With regard to the companies’ sale scenario, the most relevant premises were as follows:

1.    Sale of Amazonas Energia and Ceal, and transfer of controlling interest on March 31, 2019. The premise assumes that the auction of the distributor of the State of Alagoas will be released by the courts;

2.    Receipt of the credit of BRL 3.5 billion (also present in the liquidation scenarios), connected to reimbursements of fuel procurement expenses, but not reimbursed by virtue of the economic and energy efficiency requirements, which, in the context of the modeling for sale of the distributors provided for in CPPI Resolutions and, subsequently, approved by the shareholders of Eletrobras, was transferred to Eletrobras. The said credit is provided for in Article 3 of Provisional Measure No. 855/2018, dated November 13, 2018. In the cash projection, the receipt in 30 installments from July/19 to December/21 was considered (Article 3 - Paragraph 1B of Provisional Measure No. 855), since including the Energy Development Account - CDE in the budget shall be necessary. The risk of non-conversion of said Provisional Measure into law, which would imply the non-materialization of credits, shall be analyzed in a specific document produced by the Corporate Risk division, under the responsibility of Eletrobras’ Compliance Department.

3.    Assumption by Eletrobras of new debt of Amazonas Energia with Petrobras, established after March 7, 2018, amounting to BRL 3,069 million under the terms of CCD 2018 (payment in 36 months, and adjustment rate by 124.75% of CDI), a subject which is addressed in the Term Sheet of the Pending Matter Closing Term - TEP, which is being treated in another matter, thus being part of the negotiations initiated by the Presidency of Eletrobras with Petrobras, in order to take measures intended to make the auction of Amazonas Energia more attractive. In this respect, the simulation considers the premise of prepayment of this debt with credits of the consent decree with Eletropaulo, and the future sale of wind power generation SPE’s not sold in Eletrobras 01/2018 auction, held on September 27, 2018.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

4.    Contracting of Loans – regardless the liquidation scenario, we believe that the sale of the Distributors, especially Amazonas Energia, will convey, to potential investors, an expectation of improvement in Eletrobras’ economic and financial results, so that the projection for this scenario contemplates a fundraising premise between 2019 and 2020 amounting to USD 2,750 million.

The premises of the liquidation and sale scenarios discussed above, as well as other premises which common to all of them, are described in the annex to this Technical Information.

4.3       Results

Considering the underlying premises, but not addressing the merit of the lawfulness applying Law No. 8029/1990, which is strictly legal in nature, in order to come to the best financial alternative for Eletrobras, we simulated cash flow scenarios in the hypotheses of liquidation x sale. The simulation performed, with all the reservations and risks associated with great subjectivity and uncertainties, as commented in this Technical Information, from the viewpoint of cash and cash equivalents, points out that:

•         The liquidation scenarios are not sustainable in the medium term, and as a first consequence Eletrobras would not have in this situation resources to pay the $ 1.0 billion bond payment that will expire in July 2019, which would be a condition of default and cross default of other company debts.

•         In the long term, given the simulation premises, only the distributors' disposal scenario is sustainable. For this, it is essential to receive the credits and to carry out credit operations to lengthen the debts of the bonds that mature in 2019 and 2021.

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

The following are some of the risks that may jeopardize Eletrobras’ projected cash flow projection results, and that should be subject to mitigation efforts by the company.

•         Liquidation of AmE D: Uncertainty about the applicable system, and the curve of realization of expenses resulting from several conditions in the year considered in the simulation;

•         Receipt of the Debt Service and dividends of the Subsidiaries: It may be harmed if the is lack and/or difficulty of the companies to pay;

•         Divestments: failure in the sale of SPE’s not subject to auction in 2018;

•         Fund-Raising – failure of the operation owing to a possible negative perception of investors and/or lack of appropriate conditions in the market;

•         Credits assigned by distributors: the materialization of these funds depends on acts of third party, given that the issuance of Provisional Measure No. 855/18 did not define the conditions for start of the payments and, additionally, the budgetary and financial availability in CDE (Article 2, Paragraph 1A) is conditions to the releases;

•         No Liquidation and No Privatization of Amazonas Energia: risk associated with the non-suspension of the payments of the guarantees under the CCD and IAD contracts, if the company is not withdrawn from PND/PPI;

•         Eletronuclear:  risk of Eletrobras to continue to come to the aid of the controlled company, in view of its recent history of difficulty in paying the contracts with BNDES and CEF, which are guaranteed by the Holding, beyond June 2019 (premise considered);

•         Trading of Itaipu: risk of mismatch of flow, as any default of distributors in the Southern, Southeastern, and Midwestern Regions, would imply the need for Eletrobras to pay the invoice for the energy purchased without the due immediate corresponding entry for the revenue from the sale of this energy.

•         Tax: risk of change in laws as in 2018, which resulted in an preliminary injunction request by Eletrobras for non-payment of Income Tax and Social Contribution.

•         Compulsory Loan: risk of contrary judgments and payments upon decision of proceedings pending trial to be rendered earlier.

•         Covenants:  risk of default due to minimum cash insufficiency (minimum balance) and declaration of acceleration of maturity of debts (default and cross default).

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•         Conversion of Provisional Measure No. 855/2018: risk of non-conversion of the Provisional Measure without execution of the Instrument of Commitment by the Treasury to confirm the credit connected to the inefficiency.

5.   Final Considerations

Provisional Measure No. 856/2018 introduces innovations that impact what was deliberated by the shareholders of Eletrobras in the 170th and 171st AGE, namely the liquidation of the distributors whose transfer of controlling interest does not occur until 12/31/2018, as well as the possibility of a new bidding process for such distributors (Amazonas Energia and Ceal) until 03/31/2019, at the discretion of the Federal Government, and upon the agreement of Eletrobras’ shareholders.

Thus, three possible scenarios are taken into consideration:

(i)           sale of control in Amazonas Energia until December 31, 2018, with the need to extend the designation period until the assumption of the new utility company, limited to March 31, 2019;

(ii)          liquidation of the distributors (Amazonas Energia and Ceal) as from January 1, 2019 and, as a consequence, extension of the designation period until the assumption of a distribution utility by the emergency and temporary provider, limited to March 31, 2019; and

(iii)         realization of a new bidding process, to be started until March 31, 2019. Regarding this scenario, attention should be drawn to the fact that, if there is a new sales model to be carried out, at the discretion of CPPI, it is not under the scope of this IT, owing to the uncertainties as to its occurrence, since it is not Eletrobras’ prerogative to define a new procedure bidding process.

It should be noted that, while analyzing the liquidation costs, upon preclusion of the applicability of Law No. 8029/90, strictly from the economic, financial and accounting viewpoint, and the total amount of adjustments to be made by Eletrobras, according to Article 3 of CPPI Resolution No. 20/2017, the sale of the controlling interest of the distributors would be the least expensive option to be chosen by Eletrobras.

However, it should be noted that, in the event of liquidation of the distributors, there are four external opinions, in addition to the internal opinion of Eletrobras, which state that any liquidation of the distributors should follow the procedures established under Law No. 8029/90. Such scenario has its underlying costs addressed by Legal and Corporate Risk divisions of Eletrobras. It should be noted, however, that, in this scenario, the Federal Government succeeds, in rights and obligations, entities which are extinguished or dissolved, including the debts in which Eletrobras is guarantor. In this case, as the Federal Government would be responsible for the rights and duties of the distributors, the cost of liquidation for Eletrobras would be close to zero, making this the most advantageous option for the company.

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It should be noted that the liquidation, in a condition where the costs thereof are passed on to Eletrobras, depending on the liquidation system taken into consideration (ascertainment of assets, establishment of priority of payments, and payment of liabilities), may result in restriction of the company’s access to the credit market, which, as shown in the graphic representation of the monthly evolution of the cash in 2019 (as projected), would make of the cash insufficient to pay the debt concerning the bond which will expire in July of the next year (amounting to USD 1.0 billion) and, therefore, imposing on Eletrobras the risk of “default” and “cross default.”

On the other hand, the liquidation costs and the adjustments to be made by Eletrobras in the case of sale of the controlling interest should not be reviewed in isolation, with due regard being necessary for the impacts of these scenarios and the aforementioned scenarios on Eletrobras’ cash flow.

In view of the foregoing, it should be pointed out that, in addition to the premises used in the cash flow projection, there is a high level of uncertainty underlying such decisions, including the application of Law No. 8029/90, which interferes greatly with the decision to liquidate distributors or not. Therefore, with the information now available, making an assertion on a specific scenario with a high probability of occurrence is not possible.

Finally, it should be noted that, for this decision, in addition to the obvious considerations on the financial aspect, the decisionmaking process cannot dispense with legal and risk evaluation, which were not the subject of this IT.

__________________________ Felipe Baptista da Silva	__________________________ Pedro Paulo da Cunha

Date: 11/21/2018 IT DFP/DFF/DDEF 001/2018

__________________________ Marcos Barreto de Faria Pinho	__________________________ Luiz Mário Albuquerque Carvalho
__________________________ Flávia Xavier Cirilo de Sá	__________________________ Frederico Pinto Eccard

Agreed:

________________________

Armando Casado de Araujo

CFO and Investor Relations Officer

Date: 11/21/2018 IT DFP/DFF/DDE 001/2018

Appendix to the DFP/DFF/DDE Joint Technical Information

The main assumptions used to forecast cash inflows and outflows

Date: 11/21/2018 IT DFP/DFF/DDE 001/2018

The main assumptions used to forecast cash inflows and outflows were:

i)          Forecast period: from 2018 to 2022, due to the uncertain scenario to forecast income from Eletrobras’ (holder of 50%) interest in the capital of Itaipu Binacional, as the Itaipu financial debt will end in 2023;

ii)         Income/return of loans and financing granted: (i) forecasted according to the contract maturity curve, (ii) in a sale scenario contemplating receivables from Amazonas D and Ceal, according to annual curve, (iii) in scenarios of liquidation there is frustration in receipt of receivables from Amazonas and Ceal, (iv) contract renegotiations are not forecasted, and (v) considers the payment capacity of subsidiaries based on the PDNG scenario;

iii)        Divestments: (i) Receiving in 2019 the amount earned in the auction, held in September/18, in which the SPEs were sold, with inflow of BRL 1.2 billion of expected cash, (ii) sale in 2019 of assets that have not been auctioned in 2018, with cash inflow of BRL 1,470 MM (excluding SPE Manaus Transmissora);

iv)       Receipt of dividends: (i) Subsidiaries - in 2019, the base of result from the 3rd ITR/2018 was considered. For companies Furnas, Chesf e Eletrosul, payment of 50% of the profits earned was considered. For Eletronorte, 25% of the profits earned were considered. Using as reference the analysis of companies’ payment capacity observed in the cash flow forecasted for 2019 on the 10/31/2018 base; from 2019 onwards, adjustment by IPCA and (ii) Affiliates - from 2019 onwards, the base shall be the same as in 2018 updated by IPCA;

v)        Itaipu Contracts: (i) return and interest from financing based on contract curve, (ii) the proceeds from capital income and the difference in US inflation in the Itaipu contracts were projected based on the amounts received in 2017 and in 2018 approved by means of an Ordinance issued by the MME, and for subsequent years, applied to the receipt curve of the financing contracts to Itaipu;

vi)       Fundraising: (i) in Liquidation scenarios we do not consider the possibility of fundraising in the period, since as assessed by the Financial Board this scenario would increase the perception of risks involving the company by investors and (ii) in the Sale scenario we consider fundraising operations in 2019 amounting to USD 1.0 billion and USD 1.7 billion in 2020. Raising funds to pay high debts due in 2019 and 2021 is one of the essential assumptions to balance Eletrobras’ cash flow.

Date: 11/21/2018 IT DFP/DFF/DDE 001/2018

vii)      Assumption of credits of distributors: this assumption was considered in previous studies for decision-making on assumption of debts from distributors provided for in CPPI Resolutions, but not confirmed considering frustrations for non-approvals of Provisional Measure 814/17 and Bill 10.322/18. In this forecast, with the publication of Provisional Measure (MP) 855/2018, of 11/14/2018, the assumption instructed by the Board was: (i) Credits from “Inefficiency” in an amount up to BRL 3.5 billion, in 36 installments, to be received from July/19 to December/21 (article 3 - paragraph 1B of MP 855 and (ii) “Termonorte” in an amount of BRL 1.7 billion with assumption to receive this credit as of July 2019 in 120 installments adjusted at the Selic rate (by analogy to the provisions of paragraph 3, article 5, of MP 855);

viii)     Legal settlement with Eletropaulo: Considers justice approval of by the end of 2018 (BRL 1,692 billion date October/18), with the following cash inflow - in 2018 (BRL 262 million), in 2019 (BRL 417 million), in 2020 (BRL 343 million), in 2021 (BRL 1.692 million) and in 2022 (BRL 348 million);

ix)       PMSO (Personnel, Materials, Third Party Services and Others) Expenses: Projected in 2018 based on the budget proposal. From 2019 onwards, annual adjustment by IPCA, including costs involved in the ongoing PDC (Voluntary Dismissal Program);

x)        Legal Expense (compulsory loan): Forecasted from the amount realized in 2018 until October, adhering to the budget. As of 2019, annual update by IPCA;

xi)       Eletrobras Debt Service: Considers the maturity curve of current contracts and the new debt due to assumption of fundraising in 2019 and 2020;

xii)      Replacement to RGR: We do not consider as assumption the replacement of the Global Reversal Reserve in the liabilities relating to financing granted by Eletrobras to distributors in the periods pre and post-designation of the companies, considering the provisions of article 5 of Decree 9143, of 08/22/2017, which amended Decree 9.022, of March 31, 2017, defining that “In the event of contract breach by the debtor against ELETROBRAS, the reimbursement described in item II, paragraph 1, should occur after the actual payment by the debtor to ELETROBRAS plus interest and applicable penalties provided for in the contract and due until the payment date”.

Date: 11/21/2018 IT DFP/DFF/DDE 001/2018

xiii)     Dividends payable: no distribution in 2018 against the losses in 2017. As of 2019, (i) in Scenarios of Liquidation considering the losses recognized in liquidation costs in the 2018 result, the assumption is of non-payment of dividends in the next years and (ii) in a Scenario of sale the assumption adopted was paying BRL 866 million in 2019 (minimum amount for holders of preferred shares + common shares) and, from 2020 onwards, pay minimum amount only to holders of preferred shares due to cash unavailability;

xiv)      Granting of funds to subsidiaries: In 2018, the contracted plus BRL 234 million to Amazonas GT for constitution of the “Scrow Account” provided for in the gas supply contract. In 2019, BRL 300 million are expected to be released to Eletronuclear in the form of AFAC BRL 191 million to CGTEE to finance the Overhall project of the Candiota 3 plant. We do not have forecasts of granting of funds to any company from 2020 onwards;

xv)      Assumption of debt of distributors with Petrobras CCDs 2014: Debt assumed (BRL 9.8 billion/reference April/2018) under the same financial conditions as debt acknowledgment agreements that provide for an installment adjustment at the Selic rate;

xvi)     Assumption of debts of distributors with Petrobras CCDs 2018: the debt assumed (BRL 1.3 billion/reference April/2018), contracts from companies Ceron, Eletroacre and Boa Vista, adjusted for October/18 and for the remaining payment period with an adjustment rate of 124.75% of CDI;

xvii)    Assumption of new debt of Amazonas with Petrobras (new IAD 2018): in the amount of BRL 3,069 million formalized in instrument entitled Pending Matter Closing Term (TEP). Assumption considered only in Scenarios of Sale of Amazonas (condition of effectiveness for assumption) and forecasting the following conditions: (a) Payment in 36 installments, (b) rate of adjustment equivalent to 124.75% of CDI, (c) amortization (advance payment) of the debt of said instrument with funds obtained from the sale of Specific Purpose Entities (SPEs) auctioned by Eletrobras - BRL 1,772 million in 2019 and (d) amortization (advance payment) with receipt of credit rights relating to a plea deal with Eletropaulo, in amounts described in the assumption under item VIII above.

Date: 11/21/2018 IT DFP/DFF/DDE 001/2018

xviii)   Assumptions of Liquidation: two scenarios were prepared (1st) Eletrobras is responsible (i) for settling 100% of the debts of AmE D in CCD and ICD contracts executed with Petrobras and BR Distribuidora and in which it is a joint guarantor (gas debts) and subsidiary (oil debts), (ii) payment of contracts executed with Independent Producers whose guarantee is also provided by Eletrobras, and (iii) payment of employment termination payments of Amazonas and Ceal, and (2nd) Eletrobras is responsible (i) for settling the debts of AmE D in CCD and ICD contracts executed with Petrobras and BR Distribuidora (only those in which it is a joint guarantor (gas debts)), (ii) payment of employment termination payments of Amazonas and Ceal;

xix)     Contribution from shareholders: Does not consider contributions of AFACs from the shareholder Federal Government and eventual capital call for conversion of AFACs granted by the Federal Government;

xx)      Return of RGR funds: Used for federalization and acquisition of CEAM, taken over by Amazonas Energia. The Assumption considered was that, according to article 21-B of Law 12.783/2013, Eletrobras shall only be required to return funds relating to such acquisition in case of sale of shares acquired with RGR funds, which should not occur in a scenario of liquidation.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

 DFP/DFC/DDEF 003/2018 Joint Technical Information

Title	Analysis of the cost of liquidation of distributors Amazonas Distribuidora de Energia (AmE D) and Ceal.
Subject

Analysis of the cost of liquidation of the distributors of Eletrobras (AmE D and Ceal), on September 30, 2018, based on the deliberation made at 171st AGE to sell or liquidate these companies until December 31, 2018.

Authors	Felipe Baptista da Silva – DFP; Marcos Barreto de Faria Pinho – DFPI; Rodrigo Vilella Ruiz - DFC; Marcos José Lopes - DFCC; Frederico Pinto Eccard – DDEF; Luciana Pereira de Souza – DDEF.
Company	Eletrobras, Amazonas Distribuidora de Energia (AmE D) and Ceal
Category	Technical Information.
Keywords	Amazonas Energia (AmE D) and Ceal.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

1.   Purpose

This Technical Information supplements DFP/DFC/DDEF 002/2017 Technical Information and is intended to update the calculation of the cost of liquidation of distributors Amazonas Energia Distribuidora S.A. – Amazonas Distribuidora de Energia (AmE D) and Companhia Energética de Alagoas S.A. – CEAL.  Companhia Energética do Piauí – CEPISA; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON and Boa Vista Energia S.A. – Boa Vista Energia have already been privatized, which is the reason why the cost of liquidation of only AmE D and Ceal shall be introduced hereunder.

At the 165th AGE dated July 22, 2016, Eletrobras' shareholders decided to approve that, should the transfer of control not occur until the date of December 31, 2017, all necessary steps should be taken to liquidate these electricity distribution utility companies, under the terms of Item 11 of the minutes of the 165th AGE, as transcribed below:

“11. Approving, by majority vote, that the concession of distributors Companhia Energética de Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A be returned at any time and that the provisions of its liquidation are adopted, in the following events: (i) the transfer of controlling interest referred to in Item 9 above is not performed until December 31, 2017;"

At the 169th AGE of Eletrobras, held on December 28, 2017, there was extension of the term for execution of the controlling interest of the Eletrobras’ distributors group until July 31, 2018. Should the auction for selling distributors and transferring control, until said date, not be successful, deliberation was to discontinue the temporary distribution services, as well as the liquidation of Eletrobras’ distributors.

After the assessment of the modeling submitted by BNDES and approved by CPPI No. 20, and its amendments, the 170th AGE approved the sale of the distributors’ shares, with the assumption by ELETROBRAS of their debts, as well as the assumption of the distributor’s rights and obligations before CCC and CDE, according to the conditions and limits established under CPPI Resolutions.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

The Notice of Auction No. 2/2018 for privatization of the distributors was made public on June 15, 2018, with an auction estimated for July 26th. Only Cepisa’s auction happened on such date, with Equatorial winning the bidding procedure. This way, as there would not be time enough for transferring the control, the 171st AGE approved the rectification of the control transfer date until December 31, 2018, based on MME Ordinance No. 246/2018.

The auctions of Boa Vista, Eletroacre, and Ceron happened on August 30, 2018, successfully selling all three companies, and the distributor of the Roraima State has been purchased by Oliveira-Atem Consortium, and other two by Grupo Energisa. The two distributors that have not still be sold are in different situations. The auction of Amazonas Energia was postponed from October 25 to November 27 and postponed again to December 10, and Ceal is still in an undefined situation, as it has a preliminary injunction at STF (Federal Supreme Court) suspending the company’s auction.

This Technical Information (IT) will show the liquidation cost from an economic and financial and accounting viewpoint, i.e., it does not involve judicial and legal aspects. The purpose hereof shall be to come to a forecast of price, in the case Eletrobras’ distributors are liquidated, considering the base date of September 30, 2018. IT is divided in five topics, including purpose and conclusion. Firstly, the rationale used to break down the asset accounts into five groups and liabilities accounts into six groups shall be explained. The following topic will address the reclassification of the Balance Sheet of September 30, 2018 of Amazonas Energia and Ceal, according to the premise adopted for breaking down accounts in the large groups set out in the section above. In the topic on liquidation cost adjustments, the rationale and arrangement will be presented to allow that the distributor’s assets and liabilities be closer to a liquidation scenario.

It should be noted that this IT shall strictly account for the Financial Statements of the two distributors available on the base date of September 30, 2018. This means that the calculation hereunder did not account for the impacts of MME Ordinance No. 301/2018, which established that, should there be no sale of any of the designated distributors until December 31, 2018 and the company be thus subject to liquidation, the economic neutrality of the total expenses incurred by the company shall be ensured, considering the lapse between August 1, 2018 to December 31, 2018, which shall be ascertained by the difference between the total expenses incurred by the distributor in the lapse referred to in the head provision, and the sums received through tariff, industry-related charges, loans

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

from RGR connected to the designation period, and other source of income received as a result of the Distribution Utility Provision.

All figures in the tables below are in thousands of Brazilian Reais, according to the standard used in the financial statements of the companies.

2.   ANALYSIS OF FINANCIAL STATEMENTS

This work was developed based on the Interim Financial Statements of September 30, 2018 of AmE D and Ceal. The choice of this base date is targeted at updating the cost of liquidation of DFP/DFC/DDEF 002/2017 Technical Information, which, on the occasion, compared the cost of liquidation on June 30, 2017 with the option of sales modeling of the shares of the said distributors which BNDES had as responsible for the performance of the work, based on the economic and financial valuation prepared by the independent consultants1.

All Asset accounts were grouped into five groups in order to associate accounts with similar degrees of realization. Accordingly, the assets were divided in: i) indemnifiable; ii) immediate liquidity; (iii) to realize; (iv) reimbursement of CCC; and (v) non-realizable. In turn, the liabilities were broken down in six groups: (i) immediate payability; (ii) compensable; (iii) Eletrobras System; (iv) Petrobras System; (v) other liabilities; and (vi) shareholders’ equity.

1 The economic and financial assessments performed by the independent consultants adopted the criteria of nominal Free Cash Flow to Firm - FCFF, having the December 31, 2016, as the base date. The discount rate used was WACC (Weighted Average Cost of Capital). Subsequently, adjustments were made to the valuation of the distributors considering the last financial statement available at the time of completion of the assessment, dated June 30, 2017.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

2.1       ASSETS

•         INDEMNIFIABLE ASSETS

For the indemnifiable group, accounts were included in which ANEEL/FEDERAL GOVERNMENT are expected to reimburse the CNPJ of the distributor or its holding company with its liquidation. This assessment included all regulatory assets, such as CVA and financial components, and ANEEL recognizing that the distributor would be entitled to be reimbursed in the next tariff adjustment. As the company will be liquidated, the costs incurred and already paid by the distributor, for instance, the purchase of sale at a price higher than that established in the prior tariff adjustment, the company would have the right of reimbursement ensured.

In the same logic is the right of reimbursement - CDE, which includes the low-income social tariff and the tariff discount subsidies, both with values homologated by ANEEL, and right of reimbursement by the distributor. Another item classified as indemnifiable is the short-term electricity, an amount recognized by CCEE, but still not paid to companies owing to the delinquency with the Chamber.

In this indemnifiable group, the item with the greatest impact is the financial asset - public utility concession, which includes the distribution assets that make up the distributor’s regulatory remuneration base (BRR) that have not yet been amortized/depreciated. Within this account in the Balance Sheet is the financial asset in use, comparable to the BRR of the company, and the financial asset in course, which would be connected to the investments made that have not yet been completed or that have already been completed and still unitized by the company’s accounting. This financial asset in course shall be part of BRR in the future. The distribution financial asset, because it is essential to the operation, is added to the concession at the time of the bidding process for a new utility company. Therefore, these non-depreciated assets shall be reimbursed by the Federal Government to the CNPJ of the liquidated company.

•         IMMEDIATE LIQUIDITY

Within immediate liquidity, there is the cash and cash equivalents account, in addition to the securities account. Funds that companies can quickly turn into cash for payment of liabilities.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

•         TO REALIZE

Assets to realize are items according to which the receipt of funds are neither immediate nor indemnifiable, i.e., they are rights for the companies, although their realization is uncertain and with values that may be negotiated. This group includes: (i) customers, (ii) services in course, (iii) warehousing, (iv) investments, (v) fixed assets, (vi) securities and pegged deposits, and (vii) other assets entered under the Balance Sheet. Concerning item (vi), the securities and pegged deposits are assets of difficult liquidation, but can be used to write off values of liabilities for provisions for civil, labor and tax risks. Lastly, item (i), the customer’s account, is the most representative of the group “To Realize” under the assets. This item includes all pending invoices of consumers, which have not yet been received by the distributor, already discounting the allowance for doubtful accounts (PCLD).

•         REIMBURSEMENT OF CCC

In this group, the account of the Right of Reimbursement of CCC is included, where all the values booked by the companies to be received from the CDE/CCC Industry-Related Fund, as consideration for expenditure with fuel, machine rental and taxes on the generation of energy in isolated systems, given that the amounts thereof were not covered by the distributors’ final consumer tariff. This item is the most controversial asset of Amazonas Energia, as it is the object of ANEEL’s inspection, still in progress, whose preliminary values calculated by the agency are quite different from those booked by these companies. Because it is a relevant and controversial item, it will be better addressed later on this IT.

•         NON-REALIZABLE

Non-realizable items of assets in the event of liquidation of Eletrobras’ distributors, the accounts of (i) taxes and social contributions, (ii) intangible assets, and (iii) regulatory assets, were considered. Item (i), owing to any tax credit being deposited with the liquidation of the company, may not be used or passed on to another company. Concerning item (ii), the intangible asset also ends with the completion of the company’s operations and their liquidation. In turn, Item (iii) refers to the recognition as assets of the RGR received as appropriate compensation over the designation period, which has one liability at the same amount under the corresponding entry, and with amounts to be transferred to the new utility company, in the case of liquidation of Eletrobras’ distributors.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

2.2       liabilities

•         IMMEDIATE PAYABILITY

The liability group of immediate payability consisted of social and labor obligations and post-employment benefits. According to the criteria used, these two items would have preference for payments in a liquidation.

•         COMPENSABLE

The compensatory liabilities include the regulatory liabilities accounts, the obligations of reimbursement and the industry-related charges. They are classified as compensable because they are subject to a decrease in the amount of reimbursement by ANEEL/FEDERAL GOVERNMENT to be received by the distributors at the time of their liquidation. The regulatory liability has the same explanation of the regulatory asset, with the difference being a future disbursement of the company, instead of a right. This account includes the CVA and the negative financial components, that is, the distributor invoiced its consumers in this tariff cycle in excess of what had been set forth in the last adjustment, and should be compensated in the next adjustment. As a subsequent adjustment shall not happen, the company shall pay or discount the value to the received.

The industry-related charges booked under liabilities refer to amounts owed by the companies to the industry-related fund CDE, and that, since it is an industry-related debt, it should also be subject to offset, for the purpose of decreasing the value to be received by the distributors. In turn, concerning the reimbursement obligations, the values received in excess are chiefly connected to the CDE/CCC industry-related fund, as an advance payment, which should be offset in the future.

•         ELETROBRAS SYSTEM

The accounts included in this group cover all the liabilities with companies of Eletrobras System, and not only with the holding. They include loans of ordinary funds (RO) contracted with Eletrobras, former RGR loans and financing, prior to the designation period (August 2016), loans with Eletrobras owing to the Project Energia Mais and the Program Luz para Todos (Light for Everyone), as well as payments made by Eletrobras, as a guarantor of certain agreements. Additionally to the debts with Eletrobras, there are liabilities for the purchase of energy with Eletronorte, Furnas, and CHESF, and the other distributors of Eletrobras System.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

•         PETROBRAS SYSTEM

This group is the one with the heaviest weight in the liabilities of AmE D. It refers to the fuel debt contracted with Petrobras, BR Distribuidora and Cigás to serve the standalone systems. Most of this debt was already negotiated with the execution of contracts of admission of debt (CCD) in December 2014, backed by guarantees of receipt of the CCC industry-related fund (CCDs were executed between the distributors and the very industry-related fund). New fuel debts contracted as of 2015 were negotiated, and a new CCD was executed in April 2018, with payments in 36 installments, with the first payment happening in May 2018. As they are part of the ANEEL’s inspection work scope concerning the releases of CCC, the CCD guaranteed ceased to be paid during 2017 to Amazonas Energia, and may be paid again only after the inspection process of Aneel is through. The amount of debt of Amazonas with Petrobras System is already deducted at BRL 3,417.1 million out of the difference of gas transport installment price, as established in the financial statements of such distributor.

•         OTHER LIABILITIES

Other liabilities include further liabilities with suppliers, excluding the Eletrobras System and Petrobras System, taxes and social contributions, provision for civil, labor and tax risks, and other liabilities.

•         NOT APPLICABLE

Similarly to a part of the assets being classified as non-realizable, a part of the assets was also considered as shareholders’ equity.  The items onerous contract and loans of the RGR during the period of designation and provision of services were withdrawn from the liabilities enforceable from the companies at the time of liquidation. The onerous contract is based on the impairment test annually performed by the companies, and if the test proves negative, the intangible asset is written off and, if the necessary intangible asset is not enough, an onerous contract is still entered under the liabilities account. This would be an accounting record of a negative future result of the company. With its liquidation, this onerous contract is expired and the item is removed for the company’s liabilities.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

Concerning the RGR loans during the designation period, it should be pointed out that, even though they are booked under liabilities, ANEEL and MME, in their ordinances and resolutions, have already defined that these loans would be under concession and would be paid by means of tariffs to the final consumers between the 6th and the 30th year of the new concession. Therefore, with the liquidation of these distributors, this RGR loan shall be incurred by the new utility company, which shall have the right to enter the amount equivalent to the future tariff in its payment.

Concerning Amazonas, in addition to the accounts above, the account “Provision for deficiency of subsidiaries,” which corresponds to the negative shareholders’ equity of Amazonas GT – AmE GT, was also withdrawn from liabilities. As the assessment considers that there shall be unbundling of Amazonas Energia, such deficiency of AmE GT should be disregarded.

3.   Reclassification of the Balance Sheet

In this section, the assets and liabilities per company with the proposed new reclassification will be presented. Assets divided in five groups: i) indemnifiable; ii) immediate liquidity; iii) to realize; (iv) Reimbursement of CCC; and (v) non-realizable. In turn, the liabilities were broken down in six groups: (i) immediate payability; (ii) compensable; (iii) Eletrobras System; (iv) Petrobras System; (v) other liabilities; and (vi) shareholders’ equity.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

•         BALANCE SHEET OF AMAZONAS

09/30/2018		09/30/2018
Assets	11,111,510	Liabilities	24,863,308

Indemnifiable	3,758,193	Immediate Payability	69,277
Regulatory Assets	666,664	Social Security and Labor Dues	67,630
Financial Assets - Public Service Concessions	2,070,406	Post-Employment Benefits	1,647
Right to Reimbursement - CDE	13,979
Commercial Lease	1,007,144	Compensable	2,009,077
		Regulatory Liabilities	67,399
		Commercial Lease	1,002,539
Immediate Payability	417,185	Reimbursement Obligations	939,139
Cash and Cash Equivalents	150,092	Industry-Related Charges
Bonds and Securities	267,093
		Eletrobras System	4,045,272
		Companies of Eletrobras System	20,319
To Realize	1,603,489	Eletrobras - RGR	98,762
CP Customers	675,560	Eletrobras - RO	2,136,561
LP Customers	107,970	Eletrobras - Payments Made	1,404,239
Warehouse	54,578	Ame GT	385,391
Services In Progress	-
Other Assets	178,532	Petrobras System	13,424,497
Guarantees and Escrow Deposits	426,675	BR Distribuidora/Petrobras	7,124,405
Investments	17,968	Cigás/Petrobrás	6,300,092
Fixed Assets	142,206
		Other	3,178,435
CCC	2,188,001	Suppliers	1,558,177
Right to Reimbursement - CCC CP	500,661	Taxes and Social Contributions	85,751
Right to Reimbursement - CCC LP	1,687,340	Provision for Civil, Labor and Fiscal Risks	1,348,886
		Other Liabilities	185,621

Non-Realizable	3,144,642	Not Applicable	2,136,750
Taxes and Social Contributions	1,231,955	Onerous Concession	-
Intangible Assets	93,726	RGR - Service Provision	1,818,961
Regulatory Assets - RGR	1,818,961	Provision for Negative Net Worth in Subsidiaries	317,789

Total Assets	11,111,510	Total Liabilities	24,863,308
Non-Realizable	3,144,642	Not Applicable	2,136,750
Total Assets for Liquidation	7,966,868	Total Assets for Liquidation	22,726,558
Indemnifiable	3,758,193	Immediate Payability	69,277
Immediate Liquidity	417,185	Compensable	2,009,077
To Realize	1,603,489	Eletrobras System	4,045,272
CCC	2,188,001	Petrobras System	13,424,497
		Other	3,178,435

Total Net Balance	(14,759,690)
Net Balance Connected to the Concession	1,343,406

The total net balance between assets and liabilities for the liquidation of Amazonas Energia is negative at BRL 14,759.7 million, and the balance connected to the concession, indemnifiable assets and compensable liabilities is positive at BRL 1,343.4 million.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

BALANCE SHEET OF CEAL

On 09/30/2018		On 09/30/2018
Assets	2,954,192	Liabilities	3,987,929

Indemnifiable	1,362,141	Immediate Payability	285,435
Regulatory Assets	378,288	Social Security and Labor Dues	21,650
Financial Assets - Public Service Concessions	966,736	Post-Employment Benefits	55,785
Right to Reimbursement - CDE	17,117	Bresser	208,000
Short-Term Electricity	-

Immediate Payability	57,047	Compensable	405,046
Cash and Cash Equivalents	51,158	Regulatory Liabilities	266,912
Bonds and Securities	5,889	CP Obligations of Compensation	48,927
		Industry-Related Charges	89,207
To Realize	887,765
CP Customers	424,746
LP Customers	274,239	Eletrobras System	1,824,843
Warehouse	7,275	Eletrobras (RGR)	20,344
Services In Progress	8,097	Eletrobras (RO + AFAC)	1,727,900
Other Assets	53,577	Companies of Eletrobras System	76,599
Guarantees and Escrow Deposits	90,060
Investments	168	Other	854,952
Fixed Assets	29,603	Suppliers	256,757
		Loans and Financing (Other)	5,031
Reimbursement of CCC		Taxes and Social Contributions	424,326
Right to Reimbursement - CCC CP	-	Provision for Civil, Labor and Fiscal Risks	111,203
Right to Reimbursement - CCC LP	-	Other Liabilities	57,635

Non-Realizable	647,239
Taxes and Social Contributions	18,889	Not Applicable	617,653
Intangible Assets	10,697	Onerous Concession
Regulatory Assets - RGR	617,653	RGR - Service Provision	617,653

Total Assets	2,954,192	Total Liabilities	3,987,929
Non-Realizable	647,239	Not Applicable	617,653
Total Assets for Liquidation	2,306,953	Total Assets for Liquidation	3,370,276
Indemnifiable	1,362,141	Immediate Payability	285,435
Immediate Liquidity	57,047	Compensable	405,046
To Realize	887,765	Eletrobras System	1,824,843
CCC	-	Other	854,952

Total Net Balance	-1,063,323
Net Balance Connected to the Concession	880,496

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

The total net balance between assets and liabilities for the liquidation of Ceal is negative at BRL 1,063.3 million, and the balance connected to the concession, indemnifiable assets and compensable liabilities, is positive at BRL 880,5 million.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

ADJUSTMENTS OF THE LIQUIDATION COST

•         COST OF REMOVAL OF PERSONNEL

For the exercise of the liquidation cost, a 50% FGTS fine was estimated for each distributor, plus 2.5 times the projected payroll sum established as notice.

The values considered are summarized in the table below:

Sept/18
Cost of Shutdown
Ame D	298,787
Ceal	148,144
Total	446,932

•         FINANCIAL ASSETS OF THE CONCESSION - IN USE AND IN PROGRESS

The financial asset of the concession was treated as an indemnifiable asset in the liquidation calculation. However, an assumption of a disallowance of 10% of the value of the financial assets of the concession with service in progress was adopted in the position of September 2018. Such assumption was established based on the principle that, in tariff reviews, Aneel performed an average disallowance of 5% compared to the figures estimated in the asset base report drafted by an independent consulting company. As the distributors of Eletrobras have not had tariff review since 2013, from such year on its financial assets in use was not adjusted to the remuneration base value recognized by Aneel. This way, the assumption of a disallowance of 10% on the value of the financial assets of the distribution in use was proposed, which accounts for twice the domestic average. For the financial assets in progress, as the risk of their unitization and transfer for the base of remuneration of the distributors recognized by Aneel is higher, the assumption of disallowance of 20% of their balance in the Balance Sheet.

The table below shows the values set aside, as well as those considered as indemnifiable.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

					Sept/18
	Financial Assets in Use	Adjustment (10%)	Financial Assets in Progress	Adjustment (20%)	Financial Asset in Progress, Considered Indemnifiable
Ame D	1,243,267	(124,327)	251,638	(50,328)	201,310
Ceal	779,454	(77,945)	187,282	(37,456)	149,826
Total	2,022,721	(202,272)	438,920	(87,784)	351,136

•         CUSTOMERS

For the purposes of the calculation of liquidation, the Customer account already net of Provision for Doubtful Debtors (LCPD) was treated as provision to realize. Nonetheless, adjustments were made in keeping with the time over which such invoices remained overdue, in addition to the smaller probability of realization of such assets. Accordingly, the following assumptions were adopted for the customer account, with PCLD already discounted:

✓  Unmatured – adjustments were not made since invoices of current receipt of the distributor were considered, and they have not become overdue as of yet;

✓  Overdue up to 90 days - disallowance of 20%

✓  Overdue for more than 90 days - disallowance of 50%

✓  Debt claims renegotiated – disallowance of 50%.

Below are the customers’ accounts, the value of the adjustments and the value considered as assets to realize for calculating the cost of liquidation:

			Sept/18
	Customers	Adjustment	Customers considered To Realize
Ame D	783,530	(178,973)	604,557
Ceal	698,985	(195,897)	503,088
Total	1,482,515	(374,870)	1,107,645

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

•         POSSIBLE CONTINGENCIES

In the liabilities of the Eletrobras’ distributors, a 100% provision is accounted for losses classified as probable, as a default procedure. This way, the provisions considered possible and remote are not recorded under liabilities, although they are broken down in the company’s explanatory notes. Thus, the premise adopted in this IT was that 30% of the provisions classified as possible shall be included in the calculation of the liquidation cost, in an attempt to quantify the increase in the legal issues that a liquidation process will bring to the companies. For such calculation, the shares of ANDECO classified as possible were disregarded.

4.   Conclusion

In view of the foregoing in this Technical Information, it may be concluded that, from a strictly economic and accounting viewpoint, and without taking the MME 301/2018 Ordinance into account2, the liquidation value of the two distributors which were not sold as of yet, for the base date of September 30, 2018, is negative at R$ 18,363.7 million, as can be seen in the table below:

2 If the MME 301/2018 Ordinance were considered, wherein the economic neutrality of the total expenses from August 1, 2018 to December 31, 2018 was guaranteed, estimated are that the liquidation of Amazonas would decrease by BRL 968.2 million, achieving the final amount of BRL 15,577.4 million for the base date of Sept./18, whereas the reduction of the liquidation value of Ceal would be BRL 79.9 million, achieving the amount of BRL 1,738.2 million. Thus, the total amount of liquidation of both distributions would be BRL 17,315.6 million. The assumption used to estimate the impacts of said Ordinance was the increase of overdue invoices by the end of September, measured from the cash flow viewpoint compared to the value of the invoices payable on July 31, 2018.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

	AmE D	CEAL	TOTAL
Total Assets - BP	11,111,510	2,954,192	14,065,702
Non-realizable (*)	3,144,642	647,239	3,791,881
Total Assets for Liquidation	7,966,868	2,306,953	10,273,821
Indemnifiable	3,758,193	1,362,141	5,120,334
Immediate Liquidity	417,185	57,047	474,232
To Realize	1,603,489	887,765	2,491,254
CCC	2,188,001	0	2,188,001

Total Liabilities - BP	24,863,308	3,987,929	28,851,237
Not Applicable (**)	2,136,750	617,653	2,754,403
Total Assets for Liquidation	22,726,558	3,370,276	26,096,834
Immediate Payability	69,277	285,435	354,712
Compensable	2,009,077	405,046	2,414,123
Eletrobras System	4,045,272	1,824,843	5,870,115
Petrobras System	13,424,497		13,424,497
Other	3,178,435	854,952	4,033,387

Total Net Equity	- 13,751,798	- 1,033,737	- 14,785,535

Total Net Equity for Liquidation	- 14,759,690	- 1,063,323	- 15,823,013

Cost of Shutdown	298,787	148,144	446,932

Preliminary Liquidation Cost	- 15,058,477	- 1,211,467	- 16,269,945

Adjustments to Assets	- 353,627	- 311,299	- 664,926
Financial Assets of the Concession in Use	(124,327)	(77,945)	(202,272)
Financial Assets of the Concession in Progress	(50,328)	(37,456)	(87,784)
Customers	(178,973)	(195,897)	(374,870)

Liability Adjustments	- 1,133,497	- 295,338	- 1,428,835
Possible Contingency (***)	(1,133,497)	(295,338)	(1,428,835)

Liquidation Cost after Adjustments	- 16,545,602	- 1,818,104	- 18,363,706
(*) Intangible, Taxes and Social Contribution, Regulatory Assets - RGR
(**) Onerous concession, RGR designation period
(***) ANDECO Net amount

It should be noted that, in the assessment for privatization of Amazonas Energia, performed by BNDES, Amazonas G&T was treated as neutral, i.e., there were neither positive impacts, nor negative impacts on the cash flow and the distributor’s valuation. Thus, to align the BNDES’ understanding and that of the contracted Consultants, the same assumption was applied for calculating the cost of liquidation until September 2018. Out of the debt with Petrobras System at BRL 13.4 billion (which is already net of the amount of BRL 3,417.1 million of the difference of price of the gas transport installment), Eletrobras is guarantor of BRL 8,871.8 million of agreements of admission of debt entered into between the parties in the years of 2014 and 2018.

Date: 11/06/2018 IT DFP/DFC/DDEF 003/2018

The costs of termination of current contracts of the companies, as well as all the costs associated with the liquidation process, where a structure shall have to be maintained by Eletrobras for a long period, were not considered in the aforementioned liquidation value.

Lastly, it should also be noted that the liquidation cost, presented in the previous table, may contain inaccuracies and/or distortions, not necessarily representing the actual cost of liquidation of the distributors, which can only be determined in a formal process based on defined rules, which are currently unknown.

___________________________ Felipe Baptista da Silva – DFP	________________________ Rodrigo Vilella Ruiz - DFC
________________________ Marcos B. F. Pinho – DFPI	________________________ Frederico Pinto Eccard - DDEF
________________________ Marcos José Lopes - DFCC	________________________ Luciana Pereira de Souza - DDEF

Date: 11/05/2018 IT DDEF 007/2018

 DDEF 007/2018 Technical Information

Title	Chart of the financial and economic imbalance of the distributors over the designation period
Subject

Analysis of the insufficiency of funds in the designation period to provide electricity distribution utility, under two different Ebitda approaches and from the viewpoint of past due debt of cash flow.

Authors	Frederico Pinto Eccard – DDEF; Luciana Pereira de Souza – DDEF; Leonardo Fellipe de Toledo Costa – DDEF.
Company	Eletrobras, Amazonas Distribuidora de Energia (AmE D), Boa Vista Energia, Ceal, Cepisa, Ceron, Eletroacre
Category	Technical Information.
Keywords	Amazonas Energia (AmE D), Boa Vista Energia, Ceal, Cepisa, Ceron, Eletroacre, appropriate compensation, designation

Date: 11/05/2018 IT DDEF 007/2018

Contents

1.         PURPOSE

2.         HISTORY

3.         APPROACH OF THE APPROPRIATE REMUNERATION

3.1      Calculation of Reference RGR

3.2      Calculation of Realized Ebitda

3.2.1      Calculation of Realized Ebitda by Reference RGR methodology – NT 415/2016 Aneel

3.2.2      Calculation of Realized Ebitda by the follow-up methodology - Aneel Ren 748/2016 and MME Prt 388/2016

3.3      Calculation of Realized Investment

3.4      Calculation of Realized Debt Service

3.5      Comparison of RGR received X RGR required

4.         APPROACH OF THE CASH FLOW – DEBTS OVERDUDE DURING THE DESIGNATION PERIOD

5.         Summary of Three Methodologies

6.         CONCLUSION

Date: 11/05/2018 IT DDEF 007/2018

1.   PURPOSE

This Technical Information aims to update and complement the lack of funds in the designation period presented in IT DDEF 006/2018. In this technical information, the analysis period was extended to August 2016 through August 2018, the date of the last BMP available, which is the main database for the calculations performed.

Two approaches will be addressed: (i) RGR Received x RGR Required, and, for the latter one, two calculation methodologies for Ebitda will be addressed; and (ii) Cash flow in which the overdue debt position accumulated in the designation period will be demonstrated.

2.   HISTORY

On July 22, 2016, the Eletrobras’ shareholders, by means of the 165th Special Shareholders’ Meeting, decided, by majority vote, not to extend the concessions of the Eletrobras’ distributors, pursuant to Decree No. 8461/2015, of ANEEL Order No. 3540/2015, of Provisional Measure No. 706/2015, and the draft contractual instrument issued by ANEEL.

In addition to this, the shareholders approved, by majority vote, the liquidation of the distributors, allowing the transfer of controlling shareholder, as long as it happened until December 31, 2017, under the terms of Paragraph 1-A of Article 8, Law no. 12783/2013, provided that, until the transfer of the distributor to the new controller, the distributor received, directly from the Federal Government or through a tariff, all the resources and remuneration necessary to operate, maintain and make the investments which are connected to the public utilities of the respective distributor, maintaining the economic and financial balance of the Distributor, without any contribution of resources, at any title, by Eletrobras.

Law 12783/2013, in its Article 9 established that, if there was no extension of term of concession and aiming to ensure the continuance of the service provision, the holder may, after maturity, remain in charge of the provision until the new utility company takes up the responsibility, abiding by the conditions established under the Law.

Considering the decision of the shareholders of Eletrobras for the non-extension of its distribution concessions, the Ministry of Mines and Energy enacted the MME Ordinance 388, dated July 26, 2017, which establishes the terms and conditions for the Provision of the Public Utility of Distribution of Electric Energy by and Agency or Department of the Federal Government, under the terms of Article 9, paragraph 1 of Law 12783/2013. The said Service Provision shall be applicable to the areas whose concession has not been extended, under the terms of the said Law, Decree no. 7805/2012 and Decree no. 8461/2015, with the purpose of ensuring the service continuance.

Date: 11/05/2018 IT DDEF 007/2018

In this context, by means of the MME Ordinances numbers 420, 421, 422, 423, 424 and 425, dated August 3, 2016, the distributors of Eletrobras Amazonas Energia SA, Companhia de Eletricidade do Acre, Centrais Elétricas de Rondônia SA - CERON, Companhia Energética of the Piauí - CEPISA, Companhia Energética de Alagoas - CEAL, and Boa Vista Energia SA were appointed as Responsible for the Provision of the Public Service of Distribution of Electric Energy, in order to ensure the continuance of the service in the established areas.

Additionally, by means of MME Ordinance No. 425, and by means of the Order of the Minister of Mines and Energy, on August 11, 2016, the concession that was owned by Companhia Energética de Roraima - CERR was terminated, and Boa Vista Energia became the temporary provider of the distribution service, effective as of January 1, 2017, in the area previously served by CERR.

Accordingly, Aneel published Normative Resolution No. 748/2016 and Homologating Resolution No. 2184/2016. In this last Resolution, the monthly value to be received by each distributor as loan of RGR was homologated, and referred to as appropriate remuneration. This amount was calculated by ANEEL to eliminate the monthly cash deficits of these companies, based on financial information for 2015, since Eletrobras was precluded, by decision of its shareholders, to disburse new funds to the distributors.

On November 8, 2017, the Resolution of the Board of the Investment Partnerships Program - CPPI number 20 was published, amended by Resolutions 28 and 29, which approved the conditions of transfer of controlling interest connected to the grant, and thus there was not enough time for privatization. Accordingly, by means of MME Ordinance No. 468, dated December 4, 2017, the term established in the MME Ordinances No. 420 through No. 425 of the Temporary Service Provision from December 31, 2017 to July 31 of 2018, or until the assumption of a new utility company.

Date: 11/05/2018 IT DDEF 007/2018

Thus, the 169th EGM was called for December 28, 2017 and decided to rectify the decision of the 165th EGM, dated July 22, 2016, to extend the term for executing the contract for transfer of the controlling interest held by Eletrobras in the Distributors, provided that there is, until July 31, 2018, under the penalty of upholding the decision of the 165th EGM which ordered the termination of the temporary distribution services, as well as the liquidation of said distributors, which shall also happen if ANEEL and/or Granting Power fails to ensure it, provided that all funds required to operate, maintain and make investments connected to the public services of the respective distributors, to be provided at the fee, by the Federal Government or the Industry-related Funds, thus keeping the financial and economic balance of the Distributors, without any disbursement of funds, at any title, by Eletrobras.

After the assessment of the modeling submitted by BNDES and approved by CPPI No. 20, and its amendments, the 170th EGM approved the sale of the distributors’ shares, with the assumption by ELETROBRAS of their debts, as well as the assumption of the distributor’s rights and obligations before CCC and CDE, according to the conditions and limits established under CPPI Resolutions.

The Notice of Auction No. 2/2018 for privatization of the distributors was made public on June 15, 2018, with an auction estimated for July 26th. Only Cepisa’s auction happened on such date, with Equatorial winning the bidding procedure.

Thus, as there would be no time for transfer of control, the 171st Special Shareholders’ Meeting approved the rectification of the date of transfer of control to December 31, 2018, based on MME Ordinance No. 246/2018, provided that, alternatively or cumulatively: (i) the Granting Authority ensures all the necessary funds to operate, maintain and make investments connected to the public utilities served by the respective distributor be backed by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the utility provision, considering any designation period since August 5, 2016, without any disbursement of funds, in any way whatsoever, by Eletrobras.

The auctions of Boa Vista, Eletroacre, and Ceron happened on August 30, 2018, successfully selling all three companies, and the distributor of the Roraima State has been purchased by Oliveira-Atem Consortium, and other two by Grupo Energisa. The two distributors that have not still been sold are in different situations. The auction of Amazonas Energia was postponed from October 25 to November 27, and, postponed again to December 10 and Ceal is still in an undefined situation, as it has a preliminary injunction at STF (Federal Supreme Court) suspending the company’s auction.

Date: 11/05/2018 IT DDEF 007/2018

3.   APPROACH OF THE APPROPRIATE REMUNERATION

As referred to beforehand, Law No. 12783/2013, in its Article 9, establishes that, if there is no extension of the concession term, it shall be explored by means of the agency or entity of the federal public administration, until the bidding procedure ends. In view of this, with the purpose of ensuring the continuance of the service, the Appointed Distribution Company may:

a)    Receive financial resources to ensure the continuance and the appropriate provision of the public service of electric energy;

b)    Apply the homologated results of the reviews and tariff adjustments;

c)    Contract and receive resources from CCC, CDE, RGR, under the terms defined by Aneel, given that:

•         The obligations undertaken by the agency or entity for temporary provision of service shall be undertaken by the new utility company, under the terms of the call for tenders; and

•         The Granting Power set an appropriate remuneration to the agency or entity in connection with the period of temporary provision of the public service of electric energy.

The appropriate Remuneration was set in MME Ordinance No. 388/2016 as “that needed for ensuring the continuance and the appropriate provision of the Public Service of Distribution of Electric Energy,” defined by the following condition:

Operating Cash Generation - Replacement Investments - Debt Interest ≥ 0;

Where: Operating Cash Generation: Earns before Interest, Taxes, Depreciation and Amortization - LAJIDA adjusted by non-recurring events;

Replacement Investments: Regulatory Reintegration Quota - QRR; and

Debt Interest: Net Debt x (1.11 x SELIC).

Date: 11/05/2018 IT DDEF 007/2018

Such Appropriate Remuneration shall be transferred to the distributors in the form of a loan, including the Global Reversion Reserve Fund (RGR), pursuant to paragraph 2 of Article 11 of this Ordinance:

“Paragraph 2 If the revenues referred to under Article 9 are not enough to ensure the appropriate remuneration, the RESPONSIBLE may receive financial funds, under the terms set by ANEEL, to ensure the continuance and the appropriate provision of the Public Service of Distribution of Electric Energy, including those coming from loans of the Global Reversion Reserve - RGR, in compliance with Article 9, Paragraphs 3 and 4, of Law No. 12783, of 2013.”

Such loans, according to Paragraph 3 of the same Ordinance, shall be limited to the availability of RGR funds.

Aneel, in turn, was in charge of defining the calculation of the parameters for calculation of the Appropriate Remuneration, which was established by means of Aneel Normative Resolution No. 748, dated November 29, 2016, in Article 6:

“Article 6 The manager of RGR fund is authorized to grant a loan to the Appointed Distributor, required for ensuring the Appropriate Remuneration provided for under Article 11 of Ordinance No. 388/2016-MME, with the purpose of allowing the conditions for continuance and the appropriate provision of the service, except for the provisions under Article 7

Paragraph 3 The Appropriate Reference Remuneration, per month, estimated considering the operating cash generation, deduced from investments as a replacement and net debt interest, shall be homologated by means of a specific act of ANEEL, and the Economic and Financial Inspection Superintendent’s Office – SFF shall be authorized to homologate the sums connected to the legal entities under direct or indirect control of the Government.

Paragraph 4 At each quarter, after the result of the fourth quarter of 2016, there shall be homologation, by means of an Order of the Economic and Financial Inspection Superintendent’s Office – SFF, the monthly sum of the Appropriate Realized Remuneration, calculated according to the parameters set under Annex I.

Date: 11/05/2018 IT DDEF 007/2018

Paragraph 5 The monthly release is limited to the smallest sum between the availability of RGR funds, the Appropriate Reference Remuneration, per month, and the last value homologated for the Appropriate Realized Remuneration, per month.”

This way, it should be noted that the single limiting factor imposed on MME Ordinance No. 388/2016 is the availability of RGR funds. However, in Normative Resolution No. 748/2016, in its Chapter II, Article 6 and Paragraph 5, Aneel limits the monthly release to the smallest sum between the availability of RGR funds, the Appropriate Reference Remuneration and the last homologated sum of the Appropriate Realized Remuneration.

In addition to this, said Normative Resolution neither provides for the updating of the Appropriate Reference Remuneration, nor does it provide for the adjustment for inflation.

Given such facts, a degradation of the economic and financial condition of the distributors appointed for service provision may be found. Then, an analysis of the Appropriate Remuneration is necessary, given that it should ensure the continuance and the appropriate provision of the Public Utility of Electric Energy Distribution.

Aiming such purpose, Aneel’s methodology was the starting point for calculating the reference RGR, stated in Technical Note No. 415/2016 of Aneel, and Ebitda was ascertained by this methodology, as well as by the quarterly follow-up methodology of Aneel, included in Annex I of ReN No. 748/2016, the investments made and the debt service of the distributors designated by Eletrobras, making some adjustments, which shall be detailed hereunder.

3.1       Calculation of Reference RGR

For the calculation of the reference RGR, the equation established in Ordinance MME No. 388/2016 was used, wherein the appropriate remuneration is that sufficient to ensure that the Ebitda minus the replacement investment and the debt interest is balanced, i.e., greater than or equal to zero.

To calculate reference Ebitda, the methodology was introduced in Technical Note No. 415/2016 of Aneel. In such methodology, the reference Ebitda is calculated as the sum of the expected Installment B Value (BPV) and the Adjusted PMSO Cash.

Date: 11/05/2018 IT DDEF 007/2018

In order to calculate the expected BPV, the Regulatory VPB (Revenue minus industry-related costs and charges - VPA) is applied, as defined in IRT 2015, and adjusts the losses realized in generation and distribution. Aneel justifies this adjustment of VPB for the purpose of calculating EBITDA owing to an unusual behavior compared to the figures of the previous years (down 67% between 2015 and 2014), even more when compared to other national distributors (3% in the same period).

The main reasons raised by Aneel for such reduction in VPB were the new accountings (exposure and overcontracting) of the short-term energy in CCEE, differences between the Financial Components approved by Aneel, and those estimated by the distributors, and differences in the calculation of the CCC Account. Thus, the Regulatory VPB was adjusted based on the estimates connected to the disallowances with the thermoelectric expenses and energy losses in the distribution grid, as follows:

VPB estimated for Ebitda of Reference RGR

	Amazonas	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Total
Regulatory VPB - IRT 2015	381	71	374	406	307	143	1,683
Generation Losses	(134)	(2)	-	-	(6)	(3)	(146)
Distribution Losses	(452)	-	(58)	(85)	(144)	(12)	(750)
Expected VPB (1)	(205)	68	316	321	158	128	787

In connection with the Adjusted PMSO Cash, Aneel resorted to the PMSO Cash defined in Annex II of the same Technical Note, as shown in the table below:

ANNEX II - DEFINITION OF REALIZED PMSO CALCULATION FOR COMPARISON WITH ADJUSTED PMSO
BMP Code (debit accounts with a positive sign and credit accounts with a negative one)	Description (considering absolute numbers)
(+) 61X5.X.05-19	(=) PMSO Expenses
(-) 61X5.X.05.04	(-) Post-Employment Benefit - Private Pension Plan - Actuarial Deficit or Surplus, in the case of debit balance; (+) in the case of credit balance
(-) 61X5.X.05.05	(-) Voluntary Dismissal Program - PDV, in the case of debit balance; (+) in the case of credit balance
(-) 61X5.X.05.09	(-) Other Post-Employment Benefits - Actuarial Deficit or Surplus, in the case of debit balance; (+) in the case of credit balance
(-) 61X5.X.12.01, in the case of credit balance	(+) Provision for Doubtful Debtors, in the case of credit balance
(-) 61X5.X.12.02, in the case of credit balance	(+) Provision for Labor Litigations, in the case of credit balance
(-) 61X5.X.12.03, in the case of credit balance	(+) Provision for Civil Litigations, in the case of credit balance
(-) 61X5.X.12.04, in the case of credit balance	(+) Provision for Fiscal Litigations, in the case of credit balance
(-) 61X5.X.12.05, in the case of credit balance	(+) Provision for Environmental Litigations, in the case of credit balance
(-) 61X5.X.12.06, in the case of credit balance	(+) Provision for Regulatory Litigations, in the case of credit balance
(-) 61X5.X.12.07	(+) Provision for Impairment (subtraction in the case of Net Reversal)
(-) 61X5.X.12.99, in the case of credit balance	(+) Provision - Other, in the case of credit balance
(-) 61X5.X.15, concerning what surpasses 1% of the Net Revenue deducted from Taxes on Revenue	(+) Recovery of Expenses, concerning what surpasses 1% of the Net Revenue deducted from Taxes on Revenue

Date: 11/05/2018 IT DDEF 007/2018

Source: NT 415/2016 Aneel

After this calculation, adjustments were made to the values deemed as outliers in PMSO. The value comprised in Ebitda is showed as follows:

Expenses of PMSO adjusted for Reference RGR Ebitda

	Amazonas	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Total
2015 Cash PMSO	1,368	249	397	508	312	186	3,020
Adjustments	(503)	(71)	(12)	(49)	-	(29)	(664)
Lease Expense	(258)						(258)
Rec. Expenses	37						37
Contractual and Regulatory Penalties	(294)						(294)
Sale Losses	12						12
Surplus of Allowances		(71)	(12)				(83)
Other Expenses - Other				(49)		(29)	(78)
Adjusted PMSO	865	178	385	459	312	157	2,355

Source: NT 415/2016 Aneel

Date: 11/05/2018 IT DDEF 007/2018

Thus, the reference Ebitda value is shown below:

Ebitda of Reference RGR

	Amazonas	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Total
Regulatory VPB - IRT 2015	381	71	374	406	307	143	1,683
Generation Losses	(134)	(2)	-	-	(6)	(3)	(146)
Distribution Losses	(452)	-	(58)	(85)	(144)	(12)	(750)
Expected VPB (1)	(205)	68	316	321	158	128	787

2015 Cash PMSO	503	71	12	49	-	29	664
Adjustments	258	-	-	-	-	-	258
Adjusted PMSO (2)	761	71	12	49	-	29	(2,355)

Adjusted Ebitda (1) + (2)	(1,069)	139	328	370	158	157	(1,568)

Source: NT 415/2016 Aneel

For calculating the investments of replacement and reference debt interest, the methodology included in Annex I of ReN 748/2016 was used, as follows:

Replacement Investment: Regulatory Reintegration Quota - QRR or Regulatory Depreciation Expense It shall be the value set in the last Periodical Tariff Review - RTP without the subtraction of the credit amortization of the Special Liabilities. In the interstices between reviews, there shall be a change according to the % change between VPB1 DRP of Year 1 and VPB1 DRP of Year 0.

The reference replacement investment was based on the Regulatory Remuneration Quota of the last Tariff Review in 2013, as follows:

Calculation of QRR for Reference RGR

Replacement Investment	QRR + Spec. Mandat. Amort. per Year	RTP Date	VPB RTP	Last IRT Date	VPB IRT 2015	Variation	QRR + OE Amort. by Reference
Amazonas	37.2	09/30/13	376.2	11/01/15	381.4	1%	37.8
Boa Vista	8.4	10/31/13	55.5	11/01/15	70.7	27%	10.7
Ceal	60.3	07/31/13	307.5	08/28/15	374.1	22%	73.4
Cepisa	49.9	07/31/13	341.1	08/28/15	405.8	19%	59.3
Ceron	42.1	10/31/13	262.3	11/30/15	307.3	17%	49.3
Eletroacre	22.3	10/31/13	122.3	11/30/15	142.9	17%	26.1
Total	220.3		1,464.8		1,682.2		256.6

Lastly, as for debt interest, Selic Rate was considered as 14.00%, in addition to the spread of 111%, according to MME Ordinance No. 388/2016. The net debt was calculated in accordance with the protocol set out in Annex I of ReN No. 748/2016, at the base date of June 30, 2016. In other words, the debts with fuels with Petrobras/BR Distribuidora and Cigás are outside this account.

Date: 11/05/2018 IT DDEF 007/2018

Debt Interest: Net Debt x (1.11 x SELIC)

Net Debt: Gross Debt deducted from Financial Assets, excluding assets and liabilities connected to thermal generation.

Gross Debt: Sum of the liabilities composed of:

BMP Code	Description
(-) 2X02	Loans, Financing and Debentures
(-) 2X04.1	Actuarial Liability - Private Pension Plan
(-) 2X04.2	Actuarial Liabilities - Other Post-Employment Benefits
(-) 2X05.8	Payment of Taxes in Installments
(-) 2X16	Derivatives
(-) 2105 (partial)	Overdue Taxes
(-) 2X01 (partial)	Industry Costs in Delay and Renegotiated.
(-) 2X08 (partial)	Industry-Related Charges Overdue and Renegotiated.
(-) 2X11	Industry Financial liabilities
(-) 2101.2 (partial)	Supply of Electric Energy for Resale - Short-term without tariff coverage
(-) 2101.4 (partial)	Purchase of Electric Energy for Resale - Short-term without tariff coverage
Financial Assets: Sum of the assets composed of:
BMP Code	Description
1101	Cash and Cash Equivalents
1X08	Temporary Investments
1X16	Derivatives
1X11	Industry Financial Assets
1119.1.09	Reimbursements of CDE Fund
1X19. 3	Post-Employment Benefits

After calculating the three components (Ebitda, Replacement Investment and Debt Interest), the reference value for the appropriate remuneration is calculated, which will be accounted for as the monthly amount of 1/12 out of the total volume of BRL million per year, as follows:

Date: 11/05/2018 IT DDEF 007/2018

Reference RGR

	Amazonas	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Total

Adjusted Ebitda (1)	(1,069)	(110)	(69)	(138)	(154)	(29)	(1,569)

QRR (2)	38	11	73	59	49	26	257

Debt Interest (3)	297	19	188	273	83	52	912

Annual Reference Remuneration (4) = (1) - (2) - (3)	(1,404)	(140)	(330)	(470)	(286)	(107)	(2,738)

Monthly Reference Remuneration (5) = (4)/12	117	12	28	39	24	9	228

The reference RGR was homologated in Homologating Resolution No. 2184 dated November 29, 2016, and later amended by Homologating Resolution No. 2199 dated January 17, 2017.

Homologated Values of Reference RGR – ReH No. 2199/2017

Company	Homologating Resolution No. 2.199/17 (BRL)
	Before IRT	Post IRT
Amazonas	117,019,785.76	68,188,825.30
Boa Vista	11,573,801.40	11,385,980.62
Ceal	27,611,419.88
Cepisa	39,326,152.48
Ceron	23,985,177.22
Eletroacre	8,948,741.12

In addition to this, the value of the reference RGR was reduced, since the MME Ordinance No. 346, of September 1, 2017, changed MME Ordinance No. 388, dated July 26, 2016, establishing that:

Paragraph 23. In the tariff process of 2017, ANEEL should temporarily relax the regulatory parameters connected to operating costs and non-technical losses, in order to allow the economic balance of the concession to be tendered pursuant to Article 8 of Law No. 12783, of 2013.

Accordingly, Homologating Resolution No. 2349, dated November 28, 2017, amends Homologating Resolution No. 2199/2017, and becomes effective with a reduction of the monthly values of the Appropriate Reference Remuneration, amounting to 1/12 of operating costs relaxed and non-technical losses, 30 days after the date of the 2017 tariff process, to adjust the cash flow of the Appointees. The values of monthly reduction of RGR are as follows:

Date: 11/05/2018 IT DDEF 007/2018

Monthly Reduction of the Appropriate Reference Remuneration (BRL)

Company	Monthly Reduction of the Appropriate Reference Remuneration (BRL)
Amazonas	23,813,480.71
Boa Vista	2,696,391.18
Ceal	8,810,041.61
Cepisa	9,266,547.23
Ceron	8,483,216.47
Eletroacre	3,606,951.57

Source: ReH ANEEL No.  2349, dated November 28, 2017

Thus, we may point out three periods for the calculation of Ebitda for appropriate reference remuneration:

1.    The first one before the tariff adjustments of Amazonas and Roraima, encompassing the period from September to December 2016.

2.    The second to these adjustments and before the tariff relaxation, which, for Ceal and Cepisa, covers the period until September 201, and, for the other distributors, throughout the year of 2017.

3.    Lastly, the third period includes the period after the tariff relaxation that starts one month after the readjustments of the companies - Ceal and Cepisa, from the last quarter of 2017 and for the remainder from the first quarter of 2018.

This way, the threshold limits applied by Aneel for the three periods are described in the table below:

Date: 11/05/2018 IT DDEF 007/2018

Monthly Limits of the Appropriate Remuneration (RGR) defined by Aneel

					BRL Million
	Monthly Values
Companies	Reference Ebtida prior to the adjustment of 2016 for AmE and RR (A)	Reference Ebtida 2016 post-adjustment AmE and RR (B)	Reference Ebtida post-adjustment 2017 relaxation (C)	Reference QRR (D)	Reference Debt Service (E)
ED Amazonas	(89.2)	(40.3)	(16.5)	3.1	24.7
ED Roraima	(9.1)	(8.9)	6.2	0.9	1.6
ED Alagoas	(5.8)	(5.8)	3.0	6.1	15.7
ED Piauí	(11.6)	(11.6)	(2.3)	4.9	22.8
ED Rondônia	(12.9)	(12.9)	(4.4)	4.1	7.0
ED Acre	(2.5)	(2.5)	1.1	2.2	4.3
Total	(131.1)	(82.1)	(25.4)	21.4	76.0

Companies	RGR Threshold prior to the adjustment of 2016 for AmE and RR (F)=(A)-(D)-(E)	RGR Threshold 2016 post-adjustment AmE and RR (G)=(B)-(D)-(E)	RGR Threshold post-adjustment 2017 relaxation (H)=(C)-(D)-(E)
ED Amazonas	(117.0)	(68.2)	(44.4)
ED Roraima	(11.6)	(11.4)	(8.7)
ED Alagoas	(27.6)	(27.6)	(18.8)
ED Piauí	(39.3)	(39.3)	(30.1)
ED Rondônia	(24.0)	(24.0)	(15.5)
ED Acre	(8.9)	(8.9)	(5.3)
Total	(228.5)	(179.4)	(122.8)
(F) and (G) - Values homologated by Aneel ReH No. 2199, dated 01/17/2017
(H) - Reduction Values approved by Aneel ReH No. 2349, dated 11/28/2017

In the aggregate for the period under review, from August 16 to August/18, we obtained as reference remuneration the following table:

Consolidated Reference RGR - Aug/16 to Aug/18

				BRL million
Aug/16 to Aug/18	Reference Ebitda (A)	Reference QRR (B)	Reference Debt Service (C)	Reference RGR (D) = (A) - (B) - (C)
ED Amazonas	(1,013.0)	78.6	617.9	(1,709.5)
ED Roraima	(202.1)	22.3	39.5	(263.8)
ED Alagoas	(47.9)	152.8	392.7	(593.4)
ED Piauí	(188.0)	123.6	569.6	(881.2)
ED Rondônia	(254.6)	102.8	174.4	(531.8)
ED Acre	(34.1)	54.4	106.3	(194.9)
Total	(1,739.6)	534.6	1,900.5	(4,174.7)

Date: 11/05/2018 IT DDEF 007/2018

It should be noted that, in the calculation of Boa Vista’s reference RGR based on the exposed methodology, only the BMP of capital was taken into account, thus, the uptown operation is not covered by threshold RGR of ED Roraima and, therefore, is not included in the comparative analysis of Items 3.2 to 3.4 below. The values paid for uptown were defined through ReH No. 2.282 dated July 31, 2017, and, subsequently, amended by ReH No. 2341 dated November 7, 2017.

3.2       Calculation of Realized Ebitda

Two Ebitda calculations were made to calculate the Ebitda. The first one, following the Reference RGR Ebitda methodology, as explained in Aneel’s NT No. 415/2016, and the second one, using the methodology with which Aneel has been quarterly following up the performance of each distributor, as shown in Annex I of ReN No. 748/2016, adjusted for nonrecurring events in accordance with article 11 of MME Ordinance No. 388/2016.

3.2.1    Calculation of Realized Ebitda by Reference RGR methodology – NT 415/2016 Aneel

To calculate the Ebitda realized according to this methodology, the Regulatory VPBs of the IRTs of 2015, 2016 and 2017 was used proportionally to the months, given the base date of the adjustment. This amount has the losses in generation and distribution and the PMSO adjusted cash deducted. Losses in generation regard those of reference Ebitda, in proportion to the number of months considered. The financial impact of non-technical losses in the distribution was calculated monthly based on the Sparta worksheets, in order to consider the average energy purchase price considered in the tariff adjustments.

With respect to the Adjusted PMSO Cash, the Standardized Monthly Balance (BMP) and the methodology of Annex II, defined in Item 3.1 of this Technical Note, were used. The total realized Ebitda for the period from August 2016 to August 2018 by the methodology discussed in NT 415/16 of the reference RGR is summarized in the following table:

Date: 11/05/2018 IT DDEF 007/2018

Ebitda Realized by Reference RGR Methodology - Aug/16 to Aug/18

							BRL Million
	Amazonas	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Total
Regulatory VPB - IRT	997.0	217.2	880.0	996.8	694.1	354.2	4,139.4
Generation Losses	(279.2)	(4.2)	-	-	(12.5)	(6.3)	(302.1)
Distribution Losses	(454.5)	(5.3)	(80.4)	(129.5)	(202.2)	(16.3)	(888.2)
Expected VPB (1)	263.3	207.7	799.7	867.3	479.4	331.6	2,949.1

Adjusted PMSO (2)	(7,660.7)	(607.8)	(1,285.1)	(1,545.0)	(1,894.2)	(417.0)	(13,409.8)

Realized Ebtida (1)+(2)	(7,397.4)	(400.0)	(485.5)	(677.6)	(1,414.8)	(85.4)	(10,460.7)

Lastly, Ebitda values were adjusted by the influencing non-recurring events, as set forth in Article 11 of Ordinance MME No. 388/2016. It should be noted that in ReN No. 748/2016 there is no reference to the exclusion of such events. In fact, Aneel has not been performing it.

Realized Ebitda x Adjusted Ebitda – Aug/16 to Aug/18

							BRL Million
Realized Ebitda x Adjusted Ebitda (Aug/2016 to Aug/2018)
Items	ED Amazonas	ED Roraima	ED Alagoas	ED Piauí	ED Rondônia	ED Acre	Total
Realized Ebitda	(7,397.4)	(400.0)	(485.5)	(677.6)	(1,414.8)	(85.4)	(10,460.7)
Adjustments	1,425.6	(4.2)	325.6	(54.4)	826.6	-	2,519.1
Provision	1,538.1	19.4	385.2	-	826.6	-	2,769.2
Onerous contracts	812.7	-	-	-	-	-	812.7
CCC	(149.9)	19.4	-	-	264.4	-	133.9
Deficiency in Subsidiaries	402.5	-	-	-	-	-	402.5
Impairment	63.6	-	40.3	-	-	-	103.9
Bresser/PIE/ICMS	409.2	-	344.9	-	562.2	-	1,316.3
Deferral of Tariff Relaxation	(112.5)	(23.6)	(59.6)	(54.4)	-	-	(250.1)

Adjusted Ebitda	(5,971.8)	(404.3)	(159.9)	(732.1)	(588.2)	(85.4)	(7,941.6)

The following are reasons why these adjustments were classified as nonrecurring:

- Onerous contract/impairment - methodology of Res. 748/2016 already eliminates the impairment and its reversal. However, some distributors were found not to have such entry in the impairment account, but in the provision account for other. Thus, for the accurate methodology of Aneel, adjustment was made. The difference between the onerous contract and the impairment is that the latter is written off only up to the total of the tested/registered intangible. Above this value, impairment is entered as onerous contract.

- Provision for CCC Right of Reimbursement – we identified the amount of the provision for the right of reimbursement in BMP and excluded the part that refers only to an accounting transaction, and can be considered as a “PCLD” of that asset. The current CCC provision was considered in the calculation.

Date: 11/05/2018 IT DDEF 007/2018

- Unsecured Liability in Subsidiaries – refers to the amount of AmE GT’s unsecured liability that is impacting the result of Amazonas Energia (distributor). Besides, the company should be unbundled, and AmE GT sold.

- Provision of Bresser Plan – non-recurring effect, an event of the past that impacted the designation period established in the agreement dated March 2018 (recorded in Dec/17 - subsequent event). Only the value which was considered in the result was eliminated.

- PIE Provision – according to Aneel’s methodology, the reversal of provisions does not make up the Ebitda, and the provision referring to the PIEs registered in 2016 was withdrawn from the same amount as the reversal occurred in 2017 so that this provision for 2016 did not impact the Ebitda of the whole period analyzed.

- Tariff Deferral – added with the proportional value in the period of relaxation of deferred PMSO, since there was no revenue recognized concerning such amount. The deferral connected to the installment of losses subject to relaxation is already accounted for the calculation of losses in distribution.

Finally, in relation to the reference Ebitda established for Aneel, the consolidated need of the companies amounts to BRL 6.2 billion, as shown in the table below:

Reference Ebitda x Adjusted Ebitda Realized – Aug/16 to Aug/18

			BRL million
Aug/2016 to Aug/2018	Reference Ebitda (A)	Realized Ebitda (B)	Difference (B) - (A)
ED Amazonas	(1,013.0)	(5,971.8)	(4,958.8)
ED Roraima	(202.1)	(404.3)	(202.2)
ED Alagoas	(47.9)	(159.9)	(112.0)
ED Piauí	(188.0)	(732.1)	(544.1)
ED Rondônia	(254.6)	(588.2)	(333.6)
ED Acre	(34.1)	(85.4)	(51.2)
Total	(1,739.6)	(7,941.6)	(6,201.9)

Date: 11/05/2018 IT DDEF 007/2018

3.2.2    Calculation of Realized Ebitda by the follow-up methodology - Aneel Ren 748/2016 and MME Prt 388/2016

Based on this methodology, Ebitda was calculated according to Annex I of ReN No. 748/2016, using the Standardized Monthly Balance (BMP), as described below. However, in addition to this calculation, Ebitda values were adjusted by non-recurring events, as set forth in Article 11 of Ordinance MME No. 388/2016. It should be noted that in ReN No. 748/2016 there is no reference to the exclusion of such events. In fact, Aneel has not been making such adjustments.

ANNEX I - APPROPRIATE REALIZED REMUNERATION

The Appropriate Remuneration applicable over the period of provision of the public electric energy utility was set by MME Ordinance No. 388/2016, according to the following condition:

Cash Operating Generation - Replacement Investments - Debt Interest > 0; and the respective definitions by ANEEL shall be:

Operating Cash Generation: Lucro antes de Juros (Resultado Financeiro), Impostos (Tributos sobre a Renda), Depreciação e Amortização (Earns before Interests (Financial Income), Taxes (Income Tax), Depreciation and Amortization) — LAJIDA or Earns Before Interest Taxes, Depreciation and Amortization — EBITDA. LAJIDA refers to the gross operating generation of cash or the amount of monetary funds generated by the utility company’s core business. For the purposes of calculating the Appropriate Remuneration, LAJIDA shall be calculated by the sum of:

BMP Code (debit accounts with a positive sign and credit accounts with a negative one)	Description (considering absolute numbers)
(-) 61	(=) Result of Activities
(+) 61X5. X. 17	(+) Depreciation
(+) 61X5. X. 18	(+) Amortization
(+) 61X5. X. 05. 04	(+) Post-Employment Benefit - Private Pension Plan - Actuarial Deficit or Surplus, if 0 is debit balance; (-) in the case of credit balance
(+) 61X5. X. 05. 05	(+) Voluntary Dismissal Program - FDV, in the case of debit balance ; (-) in the case of credit balance
(+) 61X5.X.05.09	(+) Other Post-Employment Benefits - Actuarial Deficit or Surplus, in the case of debit balance; (-) in the case of credit balance
(+) 61X5.X.12.01, in the case of credit balance	(-) Provision for Doubtful Debtors, in the case of credit balance
(+) 61X5.X.12.02, in the case of credit balance	(-) Provision for Labor Litigations, in the case of credit balance
(+) 61X5.X.12.03, in the case of credit balance	(-) Provision for Civil Litigations, in the case of credit balance
(+) 61X5.X.12.04, in the case of credit balance	(-) Provision for Fiscal Litigations, in the case of credit balance
(+) 61X5.X.12.05, in the case of credit balance	(-) Provision for Environmental Litigations, in the case of credit balance
(+) 61X5.X.12.06, in the case of credit balance	(-) Provision for Regulatory Litigations, in the case of credit balance
(+) 61X5.X.12.07	(+) Provision for Impairment (subtraction in the case of Net Reversal)

Date: 11/05/2018 IT DDEF 007/2018

(+) 61X5.X.12.99, in the case of credit balance	(-) Provision - Other, in the case of credit balance
(+) 61X5.X.15, concerning what surpasses 1% of the Net Revenue deducted from Taxes on Revenue	(-) Recovery of Expenses, concerning what surpasses 1% of the Net Revenue deducted from Taxes on Revenue

Date: 11/05/2018 IT DDEF 007/2018

The accrued EBITDA for the period under analysis is shown in the first line of the table below. After this, the nonrecurring entries which were not addressed by Aneel methodology are excluded, and, with this, the adjusted Ebitda is found.

Realized Ebitda x Adjusted Ebitda – Aug/16 to Aug/18

							BRL million
Realized Ebitda x Adjusted Ebitda (Aug/2016 to Aug/2018)
Items	ED Amazonas	ED Roraima	ED Alagoas	ED Piauí	ED Rondônia	ED Acre	Total
Realized Ebitda	(6,410.2)	36.9	(102.5)	78.8	(1,414.2)	36.2	(7,774.9)
Adjustments	327.8	(351.2)	(279.9)	(989,1)	298.9	(169.6)	(1,163.2)
Provision	2,502.2	19.4	385.2	-	826.6	-	3,733.3
Onerous contracts	812.7	-	-	-	-	-	812.7
CCC	814.1	19.4	-	-	264.4	-	1,097.9
Deficiency in Subsidiaries	402.5	-	-	-	-	-	402.5
Impairment	63.6	-	40.3	-	-	-	103.9
Bresser/PIE/ICMS	409.2	-	344.9	-	562.2	-	1,316.3
Deferral of Tariff Relaxation/CVA	(1,776.3)	(370.6)	(665.1)	(989.1)	(527.7)	(169.6)	(4,498.5)
Energy Overcontracting	(398.0)	-	-	-	-	-	(398.0)
Adjusted Ebitda	(6,082.4)	(314.3)	(382.4)	(910.3)	(1,115.3)	(133.4)	(8,938.0)

In addition to the adjustments already explained in Item 3.2.1, other two adjustments are treated differently, since they impact Ebitda by this methodology, and did not impact with the previous methodology, namely:

- Tariff Deferral – non-recurring event corresponding to the value of the tariff relaxation in companies Ceal, Cepisa, Amazonas, and Boa Vista, which was deferred in the tariff adjustment, and, therefore, resulted in a CVA revenue positively impacting Ebitda.

- Recognition of Overcontracting – non-recurring event due to the recognition by Aneel of the right to neutrality of the energy overcontracting of the period following the interconnection. The company has an adaptation period to solve the contracts of the standalone system without being subject to penalty by overcontracting.

Finally, in relation to the reference Ebitda established for Aneel, the consolidated need of the companies amounts to BRL 7.2 billion, as shown in the table below:

Date: 11/05/2018 IT DDEF 007/2018

Reference Ebitda x Adjusted Ebitda Realized – Aug/16 to Aug/18

			BRL million
Aug/2016 to Aug/2018	Reference Ebitda (A)	Realized Ebitda (B)	Difference (B) - (A)
ED Amazonas	(1,013.0)	(6,082.4)	(5,069.4)
ED Roraima	(202.1)	(314.3)	(112.3)
ED Alagoas	(47.9)	(382.4)	(334.5)
ED Piauí	(188.0)	(910.3)	(722.3)
ED Rondônia	(254.6)	(1,115.3)	(860.7)
ED Acre	(34.1)	(133.4)	(99.3)
Total	(1,739.6)	(8,938.0)	(7,198.4)

All the companies had insufficient remuneration to remedy their economic and financial imbalances.

3.3       Calculation of Realized Investment

For the calculation of the investment made, all the investments made by the distributors were considered, discounting the resources from the CDE for the Program Light for Everyone, since it is an industry-related charge to pay for this investment. It should be noted that during the designation period, the investments were authorized and discussed with MME. In addition to this, these investments cover those earmarked for the reduction of losses and improvement of the service quality, also including the extension of the service quality, besides including the extension of the network in the cases of risk of collapse of electric system, and the need for meeting the vegetative growth.

In view of the foregoing, a decision was reached to compare the reference QRR with the total investments, and not only with the replacement ones that would only be enough for a short period of time. However, the table below shows two types of investments.

Date: 11/05/2018 IT DDEF 007/2018

Reference QRR x Realized Investment – Aug/16 to Aug/18

Aug/2016 to Aug/2018	Reference QRR (A)	Investment Made w/ Own Funds (B)	Realized Replacement Investment (C)	Difference (A) - (B)
ED Amazonas	78.6	344.8	135.7	(266.2)
ED Roraima	22.3	47.8	14.5	(25.5)
ED Alagoas	152.8	272.4	106.2	(119.6)
ED Piauí	123.6	281.6	114.8	(158.0)
ED Rondônia	102.8	284.9	96.0	(182.1)
ED Acre	54.4	76.8	34.8	(22.4)
Total	534.6	1,308.4	501.9	(773,8)

All the companies jointly showed insufficient remuneration amounting to BRL 773.8 million, to meet their necessary investments, with Eletroacre being more balanced. In addition to this, it should be noted that the reference QRR was set based on the Remuneration of the tariff review of 2013, and the need for the companies was very outdated.

3.4 Calculation of Realized Debt Service

For the calculation of the debt service realized, the sum actually paid by the distributors was considered of the RGR and RO loans connected to the Program Energia +. In addition to these sums, the financial charges of the loans of RO were added, given that the Board of Eletrobras suspended its receipts in order to relieve the cash of the distributors. Thus, if there were no such postponement of receipt of these loans by the holding company, the financial situation of the distributors would be even more imbalanced. For this reason, the change of the amount of loans and financing of RO from August 2018 in relation to the position of August 2016 was included in the debt service realized, as shown in the table below:

Date: 11/05/2018 IT DDEF 007/2018

Reference x Realized Debt Service – Aug/16 to Aug/18

Aug/2016 to Aug/2018	Reference Debt Service (A)	Reference Debt Service (B)	Difference (A) - (B)
ED Amazonas	617.9	639.2	(21.3)
ED Roraima	39.5	27.8	11.7
ED Alagoas	392.7	429.2	(36.5)
ED Piauí	569.6	317.6	252.0
ED Rondônia	174.4	244.9	(70.5)
ED Acre	106.3	83.7	22.6
Total	1,900.5	1,742.5	157.9

With respect to debt service, the consolidated reference was higher by BRL 157.9 million, especially in Piauí. It should be noted that, in the two methodologies applied by Aneel, both NT 415/2016 and Res. 748/2016 are not considered for calculating the Reference RGR and the quarterly follow-up of the need for funds, and debt service of liabilities with Petrobras/BR Distribuidora and Cigás, given that this component of RGR is virtually limited to the value of the loans and financings account wherein the debts of RO with Eletrobras and the debts of RGR contracted before the start of the service period may be found. Thus, to calculate the realized debt service, the same premise was used by Aneel to exclude debts with fuel suppliers from the calculation of the need for funds.

3.5 Comparison of RGR received X RGR required

After the comparisons made by the component of the equation of the appropriate reference remuneration, comparing it with the sum actually received by the appointee in this period is necessary. There is this difference between the reference and the one received by the distributors because the former considers the upper limits of the Aneel RGR reference regardless of the results achieved by the distributors. In turn, the second one is the one actually received by those appointed over the period, that is, it takes into account the quarterly results they perform.

In this sense, Alagoas and Piauí had Ebitda higher than the reference value in the 3Q17, heavily influenced by a non-recurring factor, that is, the deferral of the tariff relaxation that leads to a record of CVA revenue, which led the Ebitda of distributors in this quarter to be positive. Acre also posted a positive Ebitda YTD until September 2017, not receiving RGR for the period from Dec/17 to March/18. With regard to Boa Vista, it should be noted that the reference does not take into account the uptown operation and connected to the RGR received and the necessary figures cover the provision of service in the entire state. About BRL 80 million of RGR were received for operation uptown.

Date: 11/05/2018 IT DDEF 007/2018

The values of reference RGR, received and needed are shown in the table below:

RGR Received x Necessary – Aug/16 to Aug/18

						BRL million
Aug/2016 to Aug/2018	Reference RGR (A)	RGR Received (B)	RGR Needed (Met. NT 415/2016) (C)	RGR Needed (Met. Prt 388/2016) (D)	Difference (C) - (B)	Difference (D) - (B)
ED Amazonas	(1,709.5)	1,626.3	(6,955.8)	(7,066.4)	(5,329.5)	(5,440.1)
ED Roraima	(263.8)	314.8	(479.9)	(390.0)	(165.1)	(75.1)
ED Alagoas (*)	(593.4)	437.9	(861.5)	(1,084.1)	(423.6)	(646.2)
ED Piauí (*)	(881.2)	804.5	(1,331.3)	(1,509.6)	(526.8)	(705.0)
ED Rondônia	(531.8)	527.7	(1,118.0)	(1,645.1)	(590.3)	(1,117.4)
ED Acre	(194.9)	169.6	(245.9)	(293.9)	(76.2)	(124.3)
Total	(4,174.7)	3,880.9	(10,992.4)	(11,988.9)	(7,111.5)	(8,108.0)
(*) Extracted from the RGR sums received in connection with the tariff deferral, at BRL 113 million for Ceal and BRL 61.3 million for Cepisa

As for the RGR value received, there was withdrawal from the sums received in connection with the tariff deferral of Ceal and Cepisa, respectively, at BRL 113 million and BRL 61.3 million for Cepisa. This adjustment was necessary since, when calculating the required RGR, these effects were increased in the Ebitda adjustments because they were considered non-recurring effects that impacted the result.

In general, over the period, using the Appropriate Remuneration approach, defined as the complement to the receipt of resources through tariff and industry-related charges in order to maintain the economic and financial balance of the appointees, companies would need to receive BRL 7.1 billion of RGR for the designation period to be neutral, when Ebitda is calculated by the methodology used for calculating RGR according to NT 415/2016, and BRL 8.1 billion when Ebitda is calculated by the quarterly follow-up methodology of Aneel (Res. 748/2016).

Date: 11/05/2018 IT DDEF 007/2018

4.   APPROACH OF THE CASH FLOW – DEBTS OVERDUDE DURING THE DESIGNATION PERIOD

Another way to check the financial imbalance of the companies that provide temporary services is by cash flow. During the designation period, distributors accrued debts of BRL 7.1 billion until August 2018, owing to insufficient cash to meet such commitments.

In addition to this debt, the amount not paid of RO was summed up, except for the loans of the World Bank. This adjustment was made, since the payment of these loans was postponed to unburden the cash of the distributors. If this debt service were not renegotiated, the accumulation of debts overdue would certainly be higher, upon accrual of industry debts which could further worsen the financial situation of the appointees since one of its commitments refers to the industry default.

Overdue debts over the designation period – Aug/18

							BRL million
DEBTS OVERDUE AFTER DESIGNATION PERIOD - AS OF AUGUST 5, 2016	Aug/18
	Amazonas	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Total

Petrobras/CIGÁS	3,385.4	-	-	-	-	-	3,385.4
ATEM (Fuel)	39.0	-	-	-	-	-	39.0
Rental of Generation Sets	-	-	-	-	-	-	-
Eletronorte	-	-	-	-	-	-	-
PIEs - Eletrobras	440.7	-	-	-	-	-	440.7
CCEAR (Energy)	-	140.7	167.9	54.0	-	100.1	462.7
Energy Development Account - CDE	-	-	-	-	-	-	-
Debt Service	77.8	-	-	67.6	58.5	-	203.9
Transmission/Transmission Company Charge	-	-	-	-	-	-	-
CCD - Installment Payment - Petrobras	242.2	-	-	-	214.9	-	457.1
CCD - Installment Payment - Eletrobras	898.1	-	-	-	-	-	898.1
AmE GT	230.2	-	-	-	-	-	230.2
Settlement in Short-term Market	3.2	-	-	-	861.3	-	864.5
Costing	-	-	-	15.5	-	10.9	26.3
Investment	-	-	-	9.0	-	-	9.0
Taxes	-	-	-	14.0	50.9	10.6	75.6
Post-employment benefit	-	-	-	1.4	-	-	1.4
Other	-	-	-	-	-	-	-
Total	5,316.5	140.7	167.9	161.4	1,185.7	121.6	7,093.9
Δ RO	408.4	34.7	311.8	197.0	175.6	63.0	1,190.5
Overdue Debts + RO subject to new agreement	5,725.0	175.5	479.7	358.4	1,361.3	184.5	8,284.3

According to the previous table, from the perspective of cash flow, companies should be imbalanced by BRL 8.3 billion. From the viewpoint of the cash flow approach, contrary to what happens in the two methodologies applied by Aneel (NT 415/2016 and Res. 748/2016), the debt service of liabilities contracted prior to the designation period, such as fuel debts with Petrobras/BR Distribuidora and Cigás, impact the result of the need for additional resources, since the payment of commitment of old debts ultimately leads to failure paying invoices generated during the designation. Otherwise, old debts that have been split in installments and which had any installments not paid during the designation period are entered as a debt generated during that period, thus increasing the need for resources to allow neutrality.

Date: 11/05/2018 IT DDEF 007/2018

5.   Summary of Three Methodologies

After analyzing the three methodologies shown, it should be noted that, despite having different methodologies and concepts, the results show an average of BRL 7.8 billion of economic and financial imbalance for the period of 25 months, from Aug/16 to Aug/18, as seen in the following table:

Summary of Three Methodologies

Aug/2016 to Aug/2018	RGR NT. 415/2016	RGR Res. 748/2016	Cash Flow	Rate
ED Amazonas	5,329.5	5,440.1	5,725.0	5,498.2
ED Roraima	165.1	75.1	175.5	138.6
ED Alagoas	423.6	646.2	479.7	516.5
ED Piauí	526.8	705.0	358.4	530.1
ED Rondônia	590.3	1,117.4	1,361.3	1,023.0
ED Acre	76.2	124.3	184.5	128.3
Total	7,111.5	8,108.0	8,284.3	7,834.6

However, based on Administrative Rule 388/2016 and Law No. 12783/2013, the designation period should be neutral for distributors, receiving, for such purpose, tariff resources, industry charges and appropriate remuneration limited to the availability of RGR resources, in order to maintain the economic and financial balance over such period. Thus, Aneel should not have limited the RGR’s disbursement to the lowest amount between the availability of RGR’s resources, the Appropriate Reference Remuneration and the last homologated amount of the Appropriate Remuneration Realized, as it did in keeping with Aneel Normative Resolution No. 748/2016.

In MME Ordinance No. 301/2018 dated July 16, 2018, the Ministry in question changed parts of Ordinance No. 388/2016, such as Article 13, which shall read as follows: "in the event that the sale of controlling interest fails to happen until December 31, 2018 and the company is thus subject to liquidation, the economic neutrality of the total expenses incurred by the company between August 1, 2018 and December 31, 2018 is ensured.” In other words, unlike Eletrobras, economic neutrality was only determined for the new designation period from August 18 to December 18, and only in the case of liquidation of the distributors, without considering the imbalances of previous periods, and in the case the sale of the companies.

Date: 11/05/2018 IT DDEF 007/2018

In dealings with Aneel during the second half of 2018, the regulatory agency argues that Resolution No. 748/2016 limited the funds that would be transferred to the future tariff of energy consumers through the granting of RGR loans, however, it is incumbent upon Eletrobras to point out the imbalances that occurred during the designation period, as well as to settle the accounts with the Granting Authority, as established in Article 10 of Law No. 12783/2013.

As the result of the designation period from August 16 to June 17 impacted the balance sheet of the distributors and, consequently, their net debt at the base date of the update of the valuation of these companies, Eletrobras understands that the whole imbalance of this 11-month period, starting in August/16, is something to which Eletrobras is entitled, as it impacted the level of assumption of debts in the distributors in the sale process. Thus, only for the period from August 16 to June 17, there is a need for additional funds by BRL 2.8 billion, which would be added to the RGR received in that period, in order to make the distributors’ operation neutral during this period designation, as shown in the table below:

Aug/2016 to Jun/2017	RGR NT. 415/2016	RGR Res. 748/2016	Cash Flow	Rate
ED Amazonas	2,551.5	2,599.0	1,106.1	2,085.5
ED Roraima	113.9	4.9	51.3	56.7
ED Alagoas	71.9	208.2	172.4	150.8
ED Piauí	7.6	83.9	269.0	120.2
ED Rondônia	253.3	547.6	323.1	374.7
ED Acre	38.9	49.8	30.3	39.7
Total	3,037.2	3,493.4	1,952.3	2,827.6

This rationale, which is concerned about being entitled to reimbursement only until Jun/17, only applies if all distributors are sold, according to the model proposed by BNDES and CPPI. If Amazonas and Alagoas are not sold and the two companies are liquidated, and the liquidation happens in Eletrobras, it should therefore claim the need for additional funds for the neutrality of the total utility period, not just until Jun/17.

As can be seen, for the total period of Aug/16 to Aug/18, the cash flow methodology does not differ much from the two methodologies, and is very close to the result achieved by the methodology of Aneel Resolution 748/2016. However, when the utility periods are separated, and Jun/17 is considered as cut point, which was the base date for the update of the valuation of the distributors, and which impacted the level of debts that will be assumed by Eletrobras with their sale, the need for additional funds beyond the RGR received, as measured by the cash flow methodology, widely changes from the first to the second period. The main explanation is that CCD 2014 with Petrobras has its monthly installment amounting to more than twice the value, as of March/18 (according to the rule established under contract), and the signing of CCD 2018 in April/18 with the first payment in the following month. This includes the discontinuance of the payment of CCD Guarantee as of Aug/17 to Amazonas, and as of Jan/18 to Acre, Rondônia and Roraima, in addition to the decrease of the CCC’s monthly transfer after the release of Aneel’s preliminary inspection results on the Sectorial Fund as of Aug/17.

Date: 11/05/2018 IT DDEF 007/2018

It should be noted that, as previously referred to in this IT, in the two methodologies applied by Aneel, both NT 415/2016 and Res. 748/2016, the debt service  of liabilities with Petrobras/BR Distribuidora and Cigás is not considered for calculating the reference RGR and for the quarterly follow-up of the need for funds, and this component of RGR is virtually limited to the value of the account loans and financing. Thus, to calculate the debt service realized for these two methodologies, the same premise was used by Aneel to exclude debts with fuel suppliers from the calculation of the need for funds.

Date: 11/05/2018 IT DDEF 007/2018

6.   CONCLUSION

In short, the designation period that should be neutral for Eletrobras distributors, because they are providing service on behalf of the granting authority, based on MME Ordinance No. 388/2016 and Law No. 12783/2013, is causing very high loss to the companies and Eletrobras. Until August 2018, the estimated loss is about BRL 7.8 billion, already reduced from the BRL 4.5 billion (adjusted value) received from RGR in this designation period, which were, until May 2018, entered only under the companies’ liabilities, without regulatory assets corresponding entry, i.e., affecting the Shareholder’s Equity of the distributors and the very Eletrobras. In June/18, the amount of BRL 4.2 billion was recognized as a regulatory asset, with corresponding entry in DRE as CVA revenue, thus being levied with PIS/COFINS and income tax obligations, which resulted in non-neutrality of the entry.

As recently discussed with Aneel, after the sale of the distributors, it is incumbent upon Eletrobras to render accounts for the entire designation period, evidencing the imbalances and non-neutrality of the utility provided, as well as to make the Granting Authority comply with the provisions under Article 10 of Law No. 12783/2013, and to make a statement of the accumulated losses during that period.

During the designation months from August 16 to June 17, the financial economic imbalance negatively impacted the Balance Sheet of the distributors and, consequently, the calculation of the net debt on the valuation base date of these companies, which impelled Eletrobras to assume debts at the approximate amount of additional BRL 2.8 billion, which would not be necessary if the designation period were totally neutral for the companies that provided energy distribution utilities upon the request of the Granting Authority. Accordingly, the amount quoted should be reimbursed to Eletrobras, and the company's management is responsible for the decision to request reimbursement for the imbalance over the period after June 30, 2017.

Lastly, it should be noted that the figures and methodologies introduced for calculating the neutrality of the utility provision period are still preliminary, thus needing further research and discussions with Aneel, which is responsible for Eletrobras and its distributors should render accounts for the designation period. After defining with the regulatory agency which the methodology for accountability will be, only one methodology should be applied, which may be one of the three introduced in this work, or an alternative one proposed by the concerned parties. In addition to this, a greater detailing of the provisions and contingencies that impacted the results of the distributors in the designation period needs to be performed, identifying and eliminating items whose taxable event is prior to August 2016, the starting date of the designation period.

Date: 11/05/2018 IT DDEF 007/2018

___________________________ Frederico Pinto Eccard - DDEF	__________________________ Luciana Pereira de Souza - DDEF
______________________________ Leonardo Fellipe de Toledo Costa - DDEF

SÃO PAULO Av. Cidade Jardim, 803 – 5th floor Jardim Paulistano – SP 01453-000 – Brazil Phone #: +55 (11) 3141-9100 Fax #: +55(11) 3141-9150

Rio de Janeiro, August 22, 2018.

Centrais Elétricas do Brasil S.A. – ELETROBRAS
Avenida Presidente Vargas, 409 – 11th floor
Rio de Janeiro - RJ
(via e-mail)

C/O:       Marcos do Nascimento Pereira
General Coordinator of Distribution Department

C/C:        Maurício Carvalho Mazzini
Legal Superintendent

Ref:        Eletrobras’ Northern/Northeastern Distribution Companies
Main Aspects of a Potential Dissolution

We hereby refer to your query regarding the legal system applicable to the potential dissolution and liquidation of Eletrobras’ Distribution Companies, taking into account the approval of the privatization model suggested by BNDES (the Brazilian Development Bank), of distribution companies Companhia Energética do Piauí S.A. ("Cepisa"); Companhia Energética de Alagoas S.A. ("Ceal"); Companhia de Eletricidade do Acre S.A. ("Eletroacre"); Centrais Elétricas de Rondônia S.A. ("Ceron"); Boa Vista Energia S.A. ("Boa Vista Energia"); and Amazonas Distribuidora de Energia S.A. ("Amazonas Energia"), hereinafter jointly referred to as “Distribution Companies.”

We were requested to provide our opinion on the following scope:

✓   Assessment of the legal system applicable to the potential dissolution and liquidation of Eletrobras’ Distribution Companies (“suggested system”), in view of the following events: (i) application of any of the assumptions referred to under article 5 of Decree No. 9192/2017, which regulates the return to private sector upon grant of concession connected to the sale of the control of companies providing electric energy distribution utility, in accordance with the model adopted in Resolution No. 20/2017 of CPPI and further amendments; (ii) non-extension of term, deliberated in the 169th AGE of Eletrobras, for transferring the controlling interest in the Distribution Companies, in accordance with the terms approved in the 165th, 170th, and 171st AGEs of Eletrobras;

✓   Assessment of the acts and procedures to be carried out by Eletrobras and the Distribution Companies in case of successful outcome of the Distribution Companies’ auctions, and the resulting award of one or more Distribution Companies, and any non-extension of term, established in 169th and 171st AGEs of Eletrobras, aiming at the transfer of the controlling interest in the Distribution Companies, especially as established in Law No. 9491/1997 and Decree No. 9,192/2017;

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✓   Assessment of the corporate and legal procedures of the suggested system, corresponding to the fiduciary duties of the managers of Eletrobras and the Distribution Companies, as well as the limits of the asset liability of Eletrobras before the creditors of the liquidating companies;

✓   Assessment of the impacts on the corporate approval and start of the performance of liquidation in light of the following events: (i) deposit of the Distribution Companies’ shares in PND/PPI; (ii) appointment, by the Granting Power, for the Distribution Companies to temporarily perform the distribution services until the assumption of the new concessionaire, as provided for under article 9, paragraph 1 et seq of Law No. 12,783/2013, and Ordinances MME 388/2016, 420 to 425/2016, 246/2018, and 301/2018;

✓   Assessment of the inclusion, in the ascertainment of the remaining assets under liquidation, any credits by the Distribution Companies as a result of the economic/financial imbalance of the appointment period;

✓   Assessment, in the case of recommendation to the ordinary liquidation system of Law No. 6,404/76 (“ordinary liquidation”), of debts undertaken by the Distribution Companies, which may eventually be directly charged from Eletrobras, addressing, for example, the existence of business group or assets and/or personal guarantee;

✓   Assessment, in the case of recommendation of the special liquidation system under Law No. 8,029/90 (“special liquidation”), which implies the applicability of universal succession of the Federal Government, as provided for under article 23, if obligations backed by guarantees given to the Distribution Companies continue to be applicable on Eletrobras, chiefly concerning article 40 of the Fiscal Responsibility Law;

✓   Assessment, irrespective of the suggested system, if the obligation to compensate funds used for acquiring control of the Distribution Companies persists, in keeping with Law No. 9,619/1998, or if remission is possible under article 21- B, paragraph 2 of Law No. 12,783/2013;

✓   Assessment, in the case of recommendation of special liquidation system, of a proceeding strategy backed up by the universal succession of the Federal Government provided for under article 23 of Law No. 8,029/90 and corresponding entitlements under Decree No. 1,647/1996, whether it is for actively accomplishing the legal treatment of the issue by Eletrobras, or defending the company against any complaints filed, taking the following elements under consideration: (i) impacts of a litigation with the Federal Government, involving, alternatively or by joinder, Eletrobras and its liquidating Distribution Companies; (ii) neutralization/reduction of cash effects and provision booking by Eletrobras.

In that being so, to the best of our knowledge, this document is aimed at outlining the case history, and to review the main legal arguments that allow the dissolution of the Distribution Company(ies) in the event the auction as currently held has no bidders, and any liability of Eletrobras’ manager while making a decision on said procedure. Notwithstanding this, by the end of this assessment, we will thoroughly review each of these questions, and will briefly address the issues deemed as undisputed.

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A.                  DOCUMENTS SUPPLIED,HISTORY AND ASSUMPTIONS

For the purposes of this preliminary opinion, we reviewed the documentation available on Eletrobras’ website1, as well as in other files which have been supplied in the last weeks, and meetings held with Eletrobras’ departments involved on the matter, as well as its Board of Directors.

In summary, it should be noted that, for preparing this preliminary opinion, we departed from the following assumptions and background, based on the documents reviewed:

✓   In the 1990s, under the terms authorized by specific laws, Eletrobras was authorized to acquire the control of the Distribution Companies, partially, for most Distribution Companies, with funds from a loan with the General Reversal Reserve ("RGR"), aimed at accomplishing the economic/financial rebalancing of such Distribution Companies for subsequent privatization;

✓   Upon Distribution Companies’ acquisition of control, they were included in the National Privatization Fund ("PND"), and Eletrobras was thus in charge of implementing the economic, financial, and administrative remedial measures needed for their privatization in the near future;

✓   Owing to reasons out of reach for Eletrobras, PND was not completed, and the Distribution Companies became a permanent investment for Eletrobras, although the Distribution Companies remained in PND according to the existing parameters;

✓   Notwithstanding the efforts and funds earmarked by Eletrobras throughout these years, and any benefit for dwellers served, the fact is that the Distribution Companies, due to a number of reasons (for instance, the participation of the Distribution Companies in the standalone system, in a peculiar large concession area, although sparsely populated, and outdated tariffs), in general, they are not able to reach the operating and quality indices established by the National Electric Energy Agency (“ANEEL”), which has been contributing to constant dissents from the regulatory agency in regards to the disallowances performed and non-payment of certain contributions payable, which increases the deficit of the already unhealthy finances of the Distribution Companies. Such critical situation has remained unsolved for many years;

✓   The Distribution Companies’ concession agreements originally expired in 2015, and, taking into account the fact that the same situation was also valid for the concession agreements of most of the other electricity industry companies, over the past decade, upon the decision of the Federal Government, such concession agreements were allowed to be extended, provided that, as a corresponding measure, certain goals required by ANEEL were met;

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[1] http://eletrobras.com/pt/ri/CorivocacoeseAtas/Proposta%20da%2QAdministra%C3%A7%C3%A3o%20-%20AGE%20170%C2&AA.pdf

✓   After reviewing the history of the Distribution Companies and the existing scenarios (either accepting or not the conditions established by ANEEL for the extension of said concession agreements), Eletrobras decided not to extend the concessions of the Distribution Companies by a majority vote, at the Special Shareholder’s Meeting No. 165, held on July 22, 2016,;

✓   It was also decided, by majority vote, and favorable voting by the Federal Government, to transfer the controlling interest of the Distribution Companies, provided that it happened prior to December 31, 2017, or else to liquidate such companies. However, given that the deliberation established that, until the actual transfer of each one of the Distribution Companies for the new controlling shareholder, such Distribution Companies were to receive the funds and compensation needed to operate, keep, and make investments connected to the utilities directly by the Federal Government or by means of tariff, given that the Federal Government was solely responsible for maintaining the economic and financial balance of the Distribution Companies, without any disbursements, at any title, by Eletrobras;

✓   On that occasion, Eletrobras' shareholders decided to approve that, should the transfer of control not occur until December 31, 2017, all necessary steps should be taken to liquidate said Distribution Companies;

✓   Concurrently, considering the decision of Eletrobras’ shareholders to not extend its distribution concessions, and aiming to guarantee the continuance of the essential utility, the Ministry of Mines and Energy (“MME”) enacted by the MME Ordinance No. 388, dated July 26, 2017, which establishes the terms and conditions for the Provision of the Public Utility of Distribution of Electric Energy by and Agency or Department of the Federal Government;

✓   As a consequence, MME issued specific ordinances appointing each of the Distribution Companies as responsible for the Provision of the Public Utility of Distribution of Electric Energy, with the purpose of guaranteeing the continuance of the utility in the respective areas;

✓   Notwithstanding the decision that, since 2016, the Federal Government was responsible for keeping the economic and financial balance of the Distribution Companies, however in practice, year after year the financial status, and even the operations, of Distribution Companies, seem to be worsening, and debts racking up;

✓   One of the main creditors of certain Distribution Companies is Petróleo Brasileiro S.A. - Petrobras, due to the need to purchase natural gas and alternative fuel to feed thermal power plants, which has constantly been ordered in previous years, especially in the areas which are in the Standalone System, which is the case of some of the Distribution Companies;

✓   In terms of the relationship with Petrobras and as imposed by that company, Eletrobras, always aiming to continue with the Distribution Companies’ services, acted as guarantor in certain agreements entered into by some of the Distribution Companies and Petrobras;

✓   Given this whole scenario, Law No. 13,334 was enacted in September 2016, which created the Investment Partnerships Program ("PPI") and its Board of the Partnership and Investment Program of the Presidency of the Republic ("CPPI"), establishing that PPI would start covering the other PND measures (regulated by Law No. 9,491, dated September 9, 1997);

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✓   In the same year of 2016, in November, the Federal Government enacted Decree No. 8,893, qualifying the Distribution Companies as the national priority in the energy industries, and appointing BNDES to be in charge of performing and following up the process of their return to private sector;

✓   Within the regulatory/legislative framework created to allow the return to private sector of the Distribution Companies, a relevant legal system is embodied by Decree No. 9,192, dated November 6, 2017, which regulates Law No. 12,783, dated January 11, 2013. In the decree highlighted, it is evident the possible bidding for the concession of electricity distribution without transfer of the corporate control of the legal entity responsible for the provision of the electric energy distribution service, in the case of the Distribution Companies.

✓   Due to the intricacy of the subject, and the designation of BNDES to structure their process of return to private sector, Eletrobras, on December 28, 2017, in its 169th Special Shareholders’ Meeting, decided to rectify the item approved at 165th AGE to extend the term for execution of the contract for transfer of the controlling interest held by Eletrobras on the Distribution Companies, provided that it happens prior to July 31, 2018, under the penalty of maintenance of the decision of the 165th AGE that deliberated for the termination of the temporary distribution services, as well as the liquidation of the Distribution Companies, which shall also happen if ANEEL and/or the Granting Power fails to ensure the right to provide distribution services, in a temporary manner, until the actual transfer of the controlling interest, upon the appropriate compensation;

✓   BNDES, after contracting a private consortium of expertise to carry out the entire analysis of the Distribution Companies and aiming to perform their return to private sector, suggested a single bidding that was intended to join the concession of electric energy distribution with the transfer of the control of each of the Distribution Companies. In order to facilitate a potential success in the auction for investors, employees, and retired people, the consortium contracted by BNDES suggested a structure by means of which, in sum, Eletrobras would assume the debt of the Distribution Companies, and convert it into capital for subsequent sale of the Distribution Companies for the set price of BRL 50,000.00;

✓   The total amount of what has been proposed by the consortium contracted by BNDES was formalized by CPPI Resolution No. 20, dated November 08, 2017, and its amendments.

✓   Eletrobras, in its Special Shareholder’s Meeting No. 170, decided, by a majority vote, considering the opinion issued by Eletrobras’ managers based on the data and information collected at the time, to approve: (i) the structuring outlined by BNDES in light of the CPPI Resolution No. 20/2017; and (ii) to approve the dissolution and liquidation of the respective Distribution Company, in the case of non-fulfillment of the requirements provided for in Items 10 and 15 of the said Minutes or the term established by the 169th AGE of Eletrobras for the execution of the contract for transfer of the controlling interest held by Eletrobras on the Distribution Companies;

✓   The Federal Government, by virtue of MME Ordinance No. 246, dated June 12, 2018, decided, in a unilateral and discretionary manner, to extend the Provision of the Public Utility of Electric Energy Distribution by designation, with the purpose of ensuring the continuance of the utility in its respective areas until December 31, 2018;

✓   The bid notice of the Distribution Companies was issued on June 15, 2018, in compliance with the provisions under Law No. 13,360/2016, which amended Law No. 12,783/2016, with the purpose of facilitating the bidding of companies under the direct or indirect control of the Federal Government, States, Federal District, and Cities, of which the concessions were not extended (which is the case of the Distribution Companies), providing the possibility of the Federal Government promoting a new bid connected to the transfer of the controlling interest of the concessionaire, granting a new concession agreement for a term of 30 years. The bid notice also meets the provisions under CPPI Resolution No. 20, (amended by CPPI Resolutions No. 28 and No. 29), approved the conditions for the transfer of the controlling interest held by Eletrobras distribuition companies in a manner connected to the grant of the concession of the electric energy distribution utility in the respective areas for 30 years;

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✓   On June 27, 2018, Justice Ricardo Lewandowski, of the Federal Supreme Court, granted a preliminary injunction to suspend the holding of the auction of Ceal, within the scope of the Provisional Remedy in Direct Action for the Declaration of Unconstitutionality No. 5624;

✓   By means of Ordinance No. 301, dated July 16, 2018, MME changed the rules about the provision of the distribution utility by Eletrobras, establishing, without limitation, that: (i) if the sale of the controlling interest does not happen prior to December 31, 2018, the economic neutrality of the total expenses incurred by Eletrobras is ensured between August 1, 2018 and December 31, 2018, which shall be assessed by ANEEL, and (ii) the funds of RGR used for loans earmarked for funding or investment to be made by Eletrobras’ distribution companies shall be treated as obligation of the distribution concession, and the responsibility shall be transferred to the new utility company resulting from the bidding, given that, during the temporary service provision, the loans will originate a corresponding right;

✓   The term for transfer of the controlling interest of the Distribution Companies was postponed until December 31, 2018, as approved by majority of the shareholders of Eletrobras in the 171st AGE, held on July 30, 2018. It should be noted that the share investment funds, shareholders Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações, said that they would only vote for the extension of such term if the Federal Government was conditioned to absorb future costs with the liquidation of the Distribution Companies, under the terms of Law No. 8,029;

✓   The distribution company Cepisa shall not be subject to our review, given that it was the object of auction on July 26, 2018, when Equatorial Energia S.A made a bid at the agreed index of 119.00, which means 100% waiver of PMSO tariff repositioning, non-technical losses and debt with RGR over the appointment period, which amounting to nearly BRL 844 million, raised before the date of publication of notice of return to private sector, in addition to the payment of grant to the Federal Government amounting to BRL 95 million. Equatorial Energia S.A. also undertook the commitment to disburse about BRL 270 million in Cepisa;

✓   It should be noted that there is a possibility that the auctions of some of the Distribution Companies, even within the structure suggested by BNDES, remain without bidders or fail;

✓   Until the date of this opinion, the auction of Ceal is suspended by virtue of the preliminary injunction issued by Justice Ricardo Lewandowski, as stated above; and

✓   The points below follow the assumption that the other Distribution Companies, or at least some of them, will remain part of Eletrobras, and that the grant of concession in their respective areas is granted an innate way directly to third parties in, which should equally acquire the reversible assets, with which such Distribution Companies would fully lose their purposes.

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Below we will state our considerations on the subject, ultimately objectively answering each of the topics of the query.

B.                   LEGAL REASONS INHERENT TO THE REQUESTED SUBJECT

I.          Opinions already produced with respect to the applicability of Law No. 8,029/90 to the case in question.

In summary, the possibility following the procedure of liquidation provided for under Law No. 8,029/90 was advocated in the opinions prepared by Arnoldo Wald, Gustavo Binenbojm and Nelson Eizirik, with the following main reasons:

(i)       Although Law No. 8,029/90 lists, in its article 42, that the companies shall be dissolved, its article 21, paragraph 43, establishes that this law shall be applicable, as the case may be, to the liquidation of the mixed-capital companies which are otherwise allowed under the laws, ensuring a general and abstract character to this law. Accordingly, Law No. 8,029/90 may be deemed as the general statute applicable to the dissolution of corporations owned by the Government.

(ii)     Law No. 8,029/90 is the only specific statute to regulate the dissolution of mixed-capital companies.

(iii)    The Federal Accounting Court (“TCU”) has been allowing the application of Law No. 8,029/90, especially articles 21 and 234, to the dissolution of any entity of indirect administration, even if such entities are not included in the list of article 4 above.

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2 “Article 4 The Executive Branch is authorized to dissolve or privatize the following entities of the Federal Public Administration:

3 “Article 21. In the cases of dissolution of government-controlled companies, as well as government-owned companies which are organized as corporations, the liquidation shall be performed in accordance with the provisions in articles 208 and 210 to 218, of Law No. 6,404, dated December 15, 1976, and in the respective Articles of Incorporation.

(...)

Paragraph 4 The rules in this article shall be applicable, as the case may be, to the liquidation of companies which are otherwise allowed under the law.”

4 “Article 23. The Federal Government shall succeed the entity, which has been extinguished or dissolved, in its rights and obligations arising out of the legal standard, administrative act or contract, as well as in the other pecuniary obligations.”

(iv)    Considering that article 2, I, of Law No. 11,101/05 does not allow the dissolution of the mixed-capital company following the procedure set forth in such law. Law No. 8,029/90 is the only statute applicable to this situation.

(v)     article 24 of Law No. 9,491/97 establishes that Law No. 8,029/90 shall be applicable for any case of dissolution of a company which is part of PND, when deliberated by the National Council of Operations of Return to Private Sector, but does not restrict the application of Law No. 8,029/90 to such scenario. Thus, said law shall be applicable to any case of dissolution of mixed-capital company.

On the other hand, the simple application of Law No. 6,404/76 to the dissolution of the Distribution Companies was supported by the law firm Bocater Advogados and law firm Loeser e Portela Advogados, the latter contracted by BNDES within the scope of the Distribution Companies’ privatization process; as well as in the non-binding opinion and technical note issued by the Attorney General of the National Treasury and Office of the General Counsel for the Federal Government, respectively, as per the following reasons:

(i)       The decision made by Eletrobras’ shareholders to proceed with the liquidation of the Distribution Companies, if the transfer of the controlling interest does not happen prior to the date set was exclusively corporate and strategic, and is out of the context of CPPI deliberation. As such decision for the dissolution of the Distribution Company has not been an act of the Executive Branch, but is a corporate decision of Eletrobras, it shall not be applicable to Law No. 8,029/90, but only Law No. 6404/76.

(ii)     There is no deliberation by CPPI to approve the dissolution of the Distribution Companies as a way of privatization, reason due to which article 23 of Law No. 8,029/90 is not applicable to this case.

(iii)    As none of the assumptions provided for in Law No. 8,029/90 has been found, the dissolution of the Distribution Companies shall strictly follow the provisions under Law No. 6,404/76, the rules of which are also applicable to government-controlled companies.

One of the main reasons for Law No. 8,029/90 being inapplicable lies in the need for a specific legislative authorization and/or decree for liquidation of the mixed-capital company or government-owned company.

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In our understanding, considering that articles 15 and 16 of Law No. 3,890-A/61 establish that Eletrobras shall operate directly or through subsidiaries, authorizing them to constitute subsidiaries without the need to have a normative act to do so it is understood that, in the event Eletrobras decides to dissolve such subsidiaries, this decision must be internal, not depending on a new legal authorization.

In other words, the authorization necessary for Eletrobras to dissolve its subsidiaries comes from the very law that establishes it.

With respect to the precedents, in addition to the preliminary injunction rendered down by Justice Lewandowski, expressly suspending the privatization of any government-owned companies and/or government-controlled companies without the prior and express legislative authorization (Provisional Remedy in Direct Action for the Declaration of Unconstitutionality No. 5624), there are few decisions that address, even if slightly, the subject.

Closer to the scope, there is the Direct Action of Unconstitutionality ("ADI") No. 647-DF held on December 18, 1991, which, among other issues, challenges the constitutionality of Decree No. 99,240/90, which, pursuant to Law No. 8,029/90, ordered the extinction of the Brazilian Coffee Institute ("IBC"). In that present case, the ADI was not accepted, precisely because the decree would have a regulatory nature, only disciplining the competence of the executors that will promote the extinction of the government agencies and foundations, different from the legislative provision that would be object of ADI. It is important to note, however, that it is a question of extinguishing a government agency through Law No. 8,029 / 90, not a mixed-capital company, as in the case of the Distribution Companies.

It is also worth mentioning a decision of TCU that, in the approval of accounts of Brasil Aconselhamento Financeiro (under liquidation), a subsidiary of BB-Banco de Investimento (which, in turn, is a wholly-owned subsidiary of Banco do Brasil), addressed not only the legal nature of the subsidiaries of mixed-capital companies, but also the application of Law 6,404/76 for liquidation and the unnecessary legal authorization to create and extinguish such companies5.

Departing from the understanding that the liquidation of government-controlled companies should follow the regular system appurtenant to corporations, provided for under Law  No. 6,404/76, there is a decision of the Federal Regional Appellate Court of the 2nd Region, which, in fact, by virtue of the principle of permanence of legal personality, established that “the succession of the mixed-capital company by the Federal Government may only happen after the completion of the dissolution process, and not from a decree by the Executive Branch (No. 1,746/95) or a law (No. 9,617/98) that authorize the dissolution of the company” (Federal Regional Appellate Court (TRF) 2. Civil Appeal (AC) No. 00513411019994020000. Rapporteur Justice PAULO BARATA. Court Gazette (DJ) 06/15/2004)

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5 https://contas.tcu.gov.br/safias/SvlVisuaiizarRelVotoAcRtf2codFiltro-SAGAS

Given everything that has been found, and all contexts already addressed herein, in regard to the reasons provided by the advocates of the application of the provisions of Law No. 6,404/76 only, there seems to be robust grounds for advocating for the application of Law No. 8,029/90 to the case at hand.

Firstly, it should be emphasized that the premise that the dissolution and liquidation of the Distribution Companies, whose Corporate Taxpayers’ Identifications (CNPJs) will not have been disposed of, would constitute a corporate act of Eletrobras cannot be backed up, since the decision to dispose of the concession and the reversible assets to third parties are derived from government acts (including item I of article 5 of Decree 9,192/17), which makes the dissolution and liquidation of such Distribution Companies mandatory and automatic, leaving Eletrobras to simply to implement such acts, and not having any other alternative.

Furthermore, the very article 13 of MME Ordinance No. 388/2016, the wording of which was amended by Ordinance No. 301/2018, establishes that, if there is no sale of the controlling interest of the Distribution Companies until December 31, 2018, they shall be forwarded for liquidation. In that being so, there is no reason to point out that the decision to liquidate the Distribution Companies was the result of a corporate act of Eletrobras, given that it was a decision of the very Federal Government.

Even if the reasoning above, as for the application of Law No. 8,029/90, is not accepted, which is entertained herein solely for reasoning purposes, there is another reason that should be taken into account, connected to the nature of the Distribution Companies and the mens legis of Law No. 8,029/90, which lead to the legal framework that included them in the PND, succeeded by the PPI, and the entire process for privatization of said companies.

The fact that the decision was made directly by the Federal Government is supported by the exposé des motifs in connection with Provisional Measure No. 706/2015, which establishes that the performance of the auction of the Distribution Companies would be to avoid the liquidation of the company that loses the concession agreement. Clearly, it should be noted that, if the auction does not have any bidders, the Distribution Companies shall already be forwarded for liquidation.

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Furthermore, Ordinance No. 301/2018 of MME, which includes certain articles in Ordinance No. 388/2016 of MME, establishes the liquidation of the Distribution Companies, if the sale of the controlling interest does not happen prior to December 31, 2018.

It should also be noted that article 4 of Law No. 13,334/16 renders it clear that PPI shall be regulated by means of decrees6. Accordingly, in November 2016, Decree No. 8,893 was enacted, whereby, in its article 1, the Distribution Companies are qualified as being the national priority7.

Meanwhile, Item I of article 59, of Decree No. 9,192/17, also expressly establishes that, by decision of CPPI, concerning the project under the scope of PPI, as is in the case of the Distribution Companies, ANEEL shall hold a bidding for concession of the electric energy distribution without transferring the controlling interest of the Distribution Companies, i.e., the original grant of the concession.

As mentioned above, if there is already an express rule granting to ANEEL the power to hold bidding for the original grant (including reversible assets), which will undoubtedly cause the end of the social object of the Distribution Companies, there is no doubt left that the dissolution thereof shall be implied in the applicable rule.

Therefore, if such bidding procedure happens, and if the new concessionaires undertake the electric energy distribution utility in the states currently served by the Distribution Companies, they shall fully lose their corporate purpose, and this fact, for itself, as mentioned above, renders it clear that no intervention of Eletrobras is needed, and the latter company shall only formalize the dissolution of the Distribution Companies, abiding by the procedure under Decree No. 8,029/90.

II.         The Possibility to Liquidate a Loss-Making Company

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6 “Article 4 PPI shall be regulated by means of decrees that, within the terms and limits of the industry-related laws and the applicable general laws, shall define:“

7 “Article 1 The following federal public enterprises shall be qualified as national prioritie, under the terms of article 1, article 4, head provision, Item II, and article 5 of Law No. 13,334, dated September 13, 2016:

(...)

IV - Amazonas Distribuidora de Energia S.A. and the concessions of the public utility of electric energy distribution of which it was holder;

V - Boa Vista Energia S.A. and the concessions of the public utility of electric energy distribution of which it was holder or to which it has been appointed as temporarily responsible for the provision of the utility;

VI - Companhia de Eletricidade do Acre and the concessions of the public utility of electric energy distribution of which it was holder;

VII - Companhia Energética de Alagoas and the concessions of the public utility of electric energy distribution of which it was holder;

VIII - Companhia de Energia do Piauí and the concessions of the public utility of electric energy distribution of which it was holder;

IX - Centrais Elétricas de Rondônia S.A. and the concessions of the public utility of electric energy distribution of which it was holder;

Attention should be drawn to another point regarding the current status of the Distribution Companies. Although we have not had access to the figures until now, the disastrous situation of the balance sheets of each one of the Distribution Companies is publicly known, which leads to doubts about their possible liquidation, especially taking into account the fact that they may have their bankruptcy adjudicated, by virtue of article 2 of Law 11,101/058.

Notwithstanding this, we understand that the liquidation of a “loss-making” company is possible, regardless of it being deemed loss-making, or else if it is not yielding profit, or even if the company is insolvent (i.e., it does not have assets enough to cover liabilities), which is the case of most of the Distribution Companies, if not all of them. Nonetheless, in the case of insolvency, in general, besides the fact that liquidation may be started, it will probably be converted into bankruptcy in the course of the procedure.

With respect to the Distribution Companies, which are mixed-capital companies, there is an express legal preclusion to the bankruptcy hypothesis (although there are on-off trends of doctrine that admit otherwise). In such event, where there are not enough assets to cover liabilities, the liquidator may not file for bankruptcy, and there is no legal definition regarding the destination of the company after the assets are liquidated. Anyway, regardless of the succession already referred to in article 23 of Law No. 8029/90, in the case that some Distribution Companies are not sold, the economic and financial imbalance that such Distribution Companies had to endure, before the designation period, as well as any other government acts that preceded the takeover of Distribution Companies by Eletrobras, may generate the credits required for the settlement of its liabilities, in the phase of liquidation of companies.

With respect to the terms of Law No. 8029/90, the Federal Government shall be successor in the Distribution Company’s rights and obligations as of its dissolution, although the liquidator may, in compliance with the preemptive right of bankruptcy, pay its debts until depletion of the assets of the dissolved company.

The liquidation of the Distribution Companies shall abide by the system applicable to the corporations and limited liability companies, regardless of its nature or law applicable by correlation (Civil Code or Law No. 6,404/76).

This happens because the liquidation system provided for in the Civil Code is perfectly analogous to that provided for in Law No. 6,404/76 and has been virtually mirrored in the latter. The liquidation system, therefore, is similar to that of any business corporation (except, needless to say, for the special liquidation systems provided for in one-off laws, such as those applicable to cooperatives and financial institutions).

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8 “Article 2 This Law is not applicable to:

I — government-owned company and mixed-capital company;)...)"

Liquidation of an Ordinary Company

After the start of the ordinary liquidation of a business corporation, one of the liquidator’s obligations is to liquidate the assets and proceed with the payment of liabilities, in accordance with article 210, IV, of Law No. 6,404/769 and article 1,103, IV, of the Civil Code10. After payment of liabilities, the remainder shall be prorated among the members.

In turn, the Item VII of both articles establish another obligation of the liquidator, which is to “confess the bankruptcy” of the company, which shall happen if the assets are higher than the liabilities, and if new disbursements by the members to resolve insolvency are not made. This is the matter explained by Nelson Eizirik11 and Modesto Carvalhosa12.

articles 214 of Law No. 6,404/7613 and 1,106 of the Civil Code14, in turn, establish that the liquidator may start the payment of the corporate debts, and may, however: (i) abide by the legal priorities established (mainly provided for in the bankruptcy law); and (ii) proportionally make all payments, regardless of the debts being overdue or unmatured (given that the unmatured debts shall be adjusted to present value and paid with discount).

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9 Article 210. The liquidator shall:

(...)

IV - terminate the company’s business, realize the assets, pay liabilities, and shar the remainder among the shareholders;

(...)

VII - confess the bankruptcy of the company and file for chapter 11 bankruptcy, in the cases provided for under the law;

10 Article 1.103. The liquidator’s duties are:

(...)

IV - to terminate the company’s business, realize the assets and share the remainder among the members of shareholders;

(...)

VII - to confess the bankruptcy of the company and file for chapter 11 bankruptcy, in accordance with the procedures established for the type of liquidating company;

11“The liquidator shall also be responsible for filing for the comnpany’s bankruptcy, if he finds that there is no ways to pay the creditors with the corporate assets In view of the wording of Item VII, a previous authorization at Shareholders’ Meeting is not necessary, since it is a duty of the liquidator, and the agency shall merely be aware of the measures taken." (EIZIRIK, Nelson. A Lei das S/A Comentada, Vol. 4)

12“Once the corporate losses hindering the liabilities payment are ascertained, or else the impossibility making assets liquid to pay liabilities, it is a duty of the liquidator to file for voluntary bankruptcy or the court-supervised out-of-court reorganization of the company. When the adjudication for bankruptcy is granted, the liquidation will no longer be the manner of payment of the creditors for the purpose of sharing the remainder among shareholders and become a baankruptcy case, on the legal assumption of the insufficiency of assets to raise fund to pay credits, even though the corporate equity may hypothetically surpass them." (CARVALHOSA, Modesto. Comentários ao Código Civil, Vol. 13)

13 Article 214. Abiding by the rights of the preferred creditors, the liquidator shall pay the corporate debts proportionally and without distinction between overdue and unmatured, but the latter being entitled to discount in bank fees.

Sole paragraph. If the assets are higher than liabilities, liquidator may, at his sole personal responsibility, fully pay overdue debts.

14 Article 1.106. Abiding by the rights of the preferred creditors, the liquidator shall pay the corporate debts proportionally, without distinction between overdue and unmatured, but the latter being entitled to discount.

According to Fábio Ulhoa Coelho15, this means that, in a scenario where the liquidating company is insolvent (i.e., it does not have assets to settle its liabilities), the liquidator has one of two options: (i) immediately file for bankruptcy of the company, even before making any payment; or (ii) pay the debts which are possible to him (abiding by the order of priorities of the bankruptcy law), and only then file for company’s bankruptcy.

In any case, nonetheless, the outcome for the insolvent company, that has had its liquidation started, may not be any other than the bankruptcy.

If, on the other hand, the company is solvable (it has assets enough to cover liabilities), but is not making profit, it may file for liquidation, as there is not, either in the Civil Code or under Law No. 6404/76, any rule that prevents the liquidation of company without profit. In fact, the liquidation of business corporations is specifically designed for such situations, wherein, irrespective of the solvability of the company, the corporate business is no longer viable or profitable.

Thus, if “loss-making” refers to companies that yield no profit, the answer is affirmative, and the company may be liquidated. If, on the other hand, the term “loss-making” refers to an insolvent company, the liquidation procedure may be started, but the liquidator’s duty is to file for bankruptcy, either before or after the payments have been made.

It should also be noted that article 79-A of Law No. 11,598/0716, changed by the Supplementary Law No. 147/14, started allowing the registration of corporate acts (including liquidation and dissolution) regardless of the regular status of tax, social security or labor dues of the liquidated company.

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Sole paragraph. If the assets are higher than liabilities, liquidator may, at his sole personal responsibility, fully pay overdue debts.

15“After the realization of the assets and settlement of liabilities, the remaining net equity is shared between members. The rule is the division of assets, according to the share of each member in the capital, given that the members may freely negotiate otherwise, insofar as it is concerned with fully available rights. If the net equity assets are not enough to settle the company’s debts, and the capital is fully paid-in, the liquidator has two options: to file for company’s bankruptcy forthwith (LSA, article 210, VII; CC, article, 1103, VII), or to make, in strict abidance by the preemptive rights of each creditor (LSA, article 214; CC, article 1106), the possible payments, confessing the company’s bankruptcy after the depletion of the liquidation funds." (COELHO, Fábio Ulhôa. Curso de Direito Comercial, Vol. 2)

16Article 7-A. The registration of Corporate Acts, their amendment and dissolution (write-offs), connected to businessmen and legal entities in any agency of the three (3) scopes of government, shall happen regardless of the regular status of the tax, social security or labor dues, whether main or accessory, of the businessman, company, members, managers or companies where they hold operations, without prejudice to the responsibilities of businessman, holders, members or managers for such obligations, ascertained before or after the act of dissolution.

However, in addition to the fact that this does not change the other obligations of the liquidator - to file for company’s bankruptcy, as the case may be, - this very legal provision establishes that only partners and managers may personally be held liable for such debts.

Liquidation of a Mixed-Capital Company

With respect to a mixed-capital company, as is the case of the Distribution Companies, besides also following the provisions under Law No. 6,404/76 (and in the Civil Code), some particular provisions under article 29 of Law No. 11,101/0517 and articles 21 to 23 of Law No. 8,029/90 may be taken into consideration.

Firstly, as already mentioned, article 29 of Law No. 11,101/05 expressly precludes the possibility of adjudication of bankruptcy of government-controlled companies. This means that, in a liquidation scenario, if the liquidator finds that the company does not have enough assets enough to solve the liabilities, it may not file for bankruptcy.

On the other hand, neither Law No. 11,101/05 nor Law No. 6,404/76, or the Civil Code, establish the outcome of a liquidated company if the assets are drained before full payment of liabilities.

As the payment of the liabilities and the rendering of accounts by the liquidator are prerequisites for dissolution of the company18, the company could not be declared dissolved nor bankrupt. This means that the liquidation, in this scenario, would remain “suspended.”

Secondly, Law No. 8,029/90 established that, in the case of federal mixed-capital companies, the Federal Government will succeed the liquidated company in all its rights and obligations, whether they are set forth in contract or not (article 23 of Law No. 8,029/9019). It should be noted that there are precedents that support the application of such provision, favorable to effective succession of the Federal Government in debts of the liquidated mixed-capital company20, mainly in connection with labor debts, as further explained below.

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Paragraph 1 The write-off referred to in the head provision of this article does not preclude the subsequent entry or levy of taxes, contributions and respective penalties, arising from the mere lack of payment or the evidenced and ascertained perpetration, in administrative or court proceeding, of other irregularities, by businessmen or their holders, members or managers.”

17 Article 2 This Law is not applicable to:

(...)

I - government-owned company and mixed-capital company;

18 Corporations Act: “Article 216, Upon payment of the liabilities and prorating of remaining assets, the liquidator shall summon a shareholders’ meeting for final rendering of accounts.”

19 Article 23. The Federal Government shall succeed the entity, which has been extinguished or dissolved, in its rights and obligations arising out of the legal standard, administrative act or contract, as well as in the other pecuniary obligations.

This means that, in the specific case of entities governed by Law No. 8,029/90, although the liquidator is not able to file for bankruptcy of the liquidated company, creditors will theoretically be protected, due to the succession of the Federal Government of the debts of the dissolved company, which, duly recognized, would allow the dissolution of the company, after the depletion of its assets.

III.       Labor Precedents in the Succession of Government-Controlled Companies under Liquidation

Until the sale or dissolution of the Distribution Companies, Eletrobras is jointly liable for said debts and labor contingencies, which, according to the principle of neutrality governing the services provided by them, constitute elements that determine its financial-economic balance supported by the Federal Government. After its sale, the purchaser shall bear this burden. After this dissolution, under the terms of the analysis above, such burden shall be borne by the Federal Government, and article 23 of Law No. 8,029/90 shall be applied.

In this sense, below are the following case law:

48. PETROMISA. SUCCESSION. PETROBRAS. STANDING TO SUE (conversion of Case Law No. 202 of SBDI-1) - Res. 129/2005, DJ April 20, 22 and 25, 2005
By virtue of the decision made at meeting, Petrobras is the actual successor of Petromisa, given that it has received all the personal and real estate property of the dissolved Petromisa. (ex-OJ No. 202 of SDI-1 - entered on 11.08.00) – Temporary

59. INTERBRAS. SUCCESSION. LIABILITY (DJ 04.25.2007)

Petrobras may not be held jointly and severally or secondarily liable for the labor dues of the dissolved company Interbras, of which the Federal Government is the real successor, under the terms of article 20 of Law No. 8029, dated 04.12.1990 (currently, article 23, owing to the compensation provided for under Law No. 8154, dated December 28, 1990). - Interim

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20“ACTION FOR COLLECTION - Contribution established by Law No. 4,870/65, article 36, ‘b’ - Lack of Standing to Sue for Collection - Instituto do Açúcar e do Álcool - IAA - Dissolved IAA, with succession of the Federal Government - article 23 of Law No. 8,029/90 - Dismissal of proceeding without adjudication on the merits, given the lack of standing to sue - Appeal Denied." (TJSP; Appeal No. 9159558-4S.2006.8.26.0000; Rapporteur: José Habice; Judging Body: 6th Chamber of Public Law; Venue of Presidente Prudente - 43. Civil Court; Date of Trial: 11/08/2010; Date of Registration: 12/06/2010)

“TAX. TAX FORECLOSURE'S APPEAL. INSTITUTO DO AÇÚCAR E DO ÁLCOOL SUCEEDED BY THE FEDERAL GOVERNMENT. ARTICLE 23 OF LAW NO. 8,029 /90. NO LACK OF STANDING TO SUE. CDA. ASSUMPTION OF CERTAINTY AND LIQUIDITY 1. There is no lack of standing to sue in regards to the collection of administrative fine, given that the Federal Government, with the dissolution of the Sugar and Ethanol Institute (Instituto do Açúcar e do Álcool), succedded the government agency in all its rights and obligations, as provided for in article 23 of Law No. 8029/90. (...) Appeal Entertained but Denied (TRF-2; Civil Appeal AC 203480 RJ 99.02.29921-0; Rapporteur Jose Antonio Lisboa Neiva; Date of Trial: 07/14/2009; Date of Publication: 07/22/2009)

Similarly, the following precedents are worthy of note:

APPEAL FILED BY DEFENDANT PETROBRAS. EXTINCTION OF INTERBRÁS. JOINT AND SEVERAL LIABILITY OF PETROBRAS. IMPOSSIBILITY. Pursuant to Provisional Case Law No. 59 of SBDI-1 of TST, Petrobras cannot be jointly and severally liable for the labor dues of the dissolved Interbras, of which the Federal government is the real successor, under the terms of article 20 of Law No. 8029/90). Appeal entertained and granted. INTERLOCUTORY APPEAL FILED BY THE DEFENDANT, FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL - PETROS. INTERLOCUTORY APPEAL. APPEAL. EMPLOYEE GRANTED WITH AMNESTY. INCLUSION IN PRIVATE PENSION PLAN. The complainant does not present reasons capable to annul the decision that denied the interlocutory appeal, since the appeal did not show an intrinsic assumption, as established in article 896 of CLT (Consolidation of Labor Laws). article 202, paragraph 2, of the Federal Constitution is not relevant for the subject of inclusion of an employee granted with amnesty in a private pension plan, therefore, is not technically able to allow grant of the appeal. Interlocutory appeal denied. (Ag-ARR -1615-67.2011.5.01.0040, Rapporteur Justice: Walmir Oliveira do Costa, Data of Trial: 07/02/2018,19 Panel, Date of Publication: DEJT 02/09/2018)

INTERLOCUTORY APPEAL - SUCCESSION OF PORTOBRAS - DOCAS/PB - LAW NO. 8029/90. Contrary to what was claimed by the defendant, there is no way of understanding that the strict wording of the legal provisions and of the Federal Constitution invoked are infringed, since the appellant’s responsibility for the plaintiff's labor complaints, as established by the Regional Court, was derived from the contents of article 20 of Law No. 8,029/90, which provided that the Federal Government would be the successor in the rights and obligations of entities that would be extinguished or dissolved, which is the case of Portobrás, original employer of the author. Interlocutory Appeal Denied. (AIRR – 76441-90.2007.5.13.0001, Rapporteur Justice: Luiz Philippe Vieira de Mello Filho, Trial Date: 06/30/2010, 1st Panel, Publication Date: DEJT 08/06/2010)

APPEAL ON MOTION TO STAY EXECUTION. NULLITY OF THE PANEL’S DECISION OWING TO DENIAL OF RELIEF. MOTION FOR CLARIFICATION DENIED. The Panel’s position stating that the subject was duly entertained by the lower court, denying any infringement of articles 832 of CLT, 458 of CPC and 93, IX, of the Federal Constitution, is not subject to appreciation in SDI, owing to the breach of said provisions, strictly under the terms of article 894, II, of CLT. Appeal on motion for clarification denied. JOINT AND SEVERAL LIABILITY OF PETROBRAS. EXTINCTION OF INTERBRÁS. ASSUMPTION OF OBLIGATIONS BY THE FEDERAL GOVERNMENT. LAW NO. 8029/90. PROVISIONAL CASE LAW NO. 59 OF SDI-1. APPEAL OF PETROBRAS NOT ENTERTAINED. Law No. 8029/90 conferred onto the Federal Government the responsibility to bear the pecuniary obligations owed by the dissolved company, in this case, Interbrás, which encompasses labor debts. When the legislature transferred to the Federal government the responsibility for the financial obligations of the dissolved company (Interbrás), the economic group with Petrobras was undone. Understanding of SDI-1, as provided for in Provisional Case Law No. 59. - INTERBRAS. SUCCESSION. LIABILITY. DJ 04.25.07. Petrobras may not be jointly and severally liable for the labor obligations of the dissolved Interbrás, given that Federal government is the real successor of such company, under the terms of article 20 of Law No. 8,029, dated 04.12.1990 (currently, article 23. owing to the compensation provided for by Law No. 8,154, dated December 28, 1990). Appeal on motion entertained and granted. (E-ED-RR - 250400-76.1991.5.01.0008, Rapporteur Justice: Aloysio Corrêa da Veiga, Trial Date: 27/09/2012, Subsection I Specialized in Employment Disputes, Publication Date: DEJT 10/05/2012)

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ADJUDICATION ON THE MERITS WITH UNAPPEALABLE DECISION. ENTERTAIMENT OF MATERIAL RES JUDICATA. The decision on the merits, which has become unappeallable, in the context of a Relief from Judgment, establishes that matter already finally decided upon may not be discussed in the foreclosure phase, under the reach of the material res judicata. AFFIRMATIVE COVENANT. REINSTATEMENT. POSSIBILITY. DISSOLUTION OF MIXED-CAPITAL COMPANY. SUCCESSION BY THE FEDERAL GOVERNMENT. As the mixed-capital company that is the party to which this reinstatement order applies no longer exists, and, nonetheless, considering that Decree No. 2,646, dated June 30, 1998, expressly established that the dissolution of COLONE would be in accordance with the provisions of Law No. 8,029, dated April 12, 1990, which established, in its article 23, that the Federal Government was the successor of the entity which was extinct or dissolved, in its rights and obligations, executing the final court decision ordering the reinstatement of the worker in the employment becomes possible. Interlocutory Appeal of Complaint Entertained but Partially Granted. (TRT-16 1120199500116856 MA 01120-1995-001-16-85-6, Rapporteur: AMÉRICO BEDÊ FREIRE, Trial Date: 09/20/2011, Date of Publication: 09/28/2011)

APPEAL. PRODAGO. STATE OF GOIÁS. SUCCESSION. JOINTLY AND SEVERAL LIABILITY. REGISTERED WARRANT. The existence of joint defendants is not possible in the foreclosure, given that, according to the Labor Law, all the requirements of succession were revealed, under the terms of articles 10 and 448 of CLT, as not only the equity, but also all the obligations and contracts of the government-owned company were absorbed by the State. With regard to the liquidation process mentioned in the decision, both government-owned companies and private companies rely on the law for their creation and for their dissolution, liquidation or privatization. In keeping with the law, unlike the out-of-court liquidation procedure of financial institutions, the executive branch itself is the intervening party responsible for the dissolution of the parastatal entity, which is substantiated by an enactment of law. Dissolved under the law, there is no concomitance of personalities, but juxtaposition of the public interest over the private interest. Therefore, the execution is carried out in compliance with the provisions of article 100 of the Federal Constitution/88.Appeal entertained and granted. (TST - RR: 7944228520015185555 794422-85.2001.5.18.5555, Rapporteur: Luiz Philippe Vieira de Mello Filho, Trial Date: 12/15/2004, 4th Panel, Date of Publication: Court Gazette (DJ) 02/18/2005)

RFFSA. CBTU. FLUMITRENS. CENTRAL. SUCCESSION FOR LABOR PURPOSES. EGALITARIAN SALARY BETWEEN THE EMPLOYEES OF ORIGINAL COMPANY, AND THOSE OF SUBSIDIARY AND SPIN-OFF COMPANIES. POSSIBILITY. CBTU is a federal mixed-capital company created as a subsidiary of RFFSO and succeeded by the government-owned company Flumitrens, by means of spin-off, in 1984 (No. 8,693/93, article 3, paragraph 3), which in turn was succeeded by the Central, a government-owned company connected to the State Transportation Office, also by spin-off. There is succession, for labor law purposes, whenever the company (meaning the entrepreneur’s activity) is transferred, in whole or in part, temporarily or not, and by any means (spin-off, merger, incorporation), from the hands of one to another entrepreneur, without there being a solution of continuity in employment contracts.In the spin-off, the new company, created with the contribution of part or all of the assets of the spun off, succeeds the latter in the rights and obligations (I No. 6,404/76. article 229). Strictly speaking, this caveat was not even necessary, because, for labor law, articles 10 e 448 of CUT are exhaustive. If CBTU, as a subsidiary of RFFSA, has already been demanded by PCS to maintain wage parity with the RFFSA, that obligation is transferred to the Spin-off Companies Flumitrens and Central, so that the employees of the Central are treated in the same manner as those of RFFSA. It is not a question of allowing wage equalization between employees of different companies, but rather of ensuring the equality of treatment between employees from a company (RFFSA) and its subsidiary (CBTU), between this company (CBTU) and its successor (FLUMITRENS) between this (FLUMITRENS) and its successor (CENTRAL). (TRT-1 - RO: 00320009320045010023 RJ, Rapporteur: JOSÉ GERALDO DA FONSECA, Trial Date: 05/24/2006, SEVENTH PANEL, Date of Publication: 07/07/2006)

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SUCCESSION OF EMPLOYERS. COMOB x COMURG. Supplementary Law 183 dated December 19, 2008, authorized the dissolution and liquidation of COMOB, and the absorption of its employees by COMURG, upon recognition that the former company was a subsidiary of the latter, a fact that led to the rectification of the notes issued the CTPS (Social-Security Card) of the workers, noting COMURG as the current employer. Considering that the workers have submitted to a public tender and are currently employees of COMURG, they are entitled to applying the CCT of this mixed-capital company. (TRT18, RO - 0000360-56.2012.5.18.0011, Rapporteur KATHIA MARIA BOMTEMPO DE ALBUQUERQUE, 1st PANEL, 10/17/2012) (TRT-18 - RO: 00003605620125180011 GO 0000360-56.2012.5.18.0011, Rapporteur: KATHIA MARIA BOMTEMPO DE ALBUQUERQUE, Trial Date: 10/17/2012, 1st PANEL)

IV.       Guideline of the Federal Supreme Court on Fiscal Debts

Attention should also be drawn to the discussion regarding tax debts, whether federal, state or municipal.

As mentioned above, in accordance with Law No. 8,029/90, after the dissolution of the Distribution Companies, the Federal Government shall bear the burden of settling their debts and tax contingencies. In this sense, it should be noted that AGU has the understanding that it is for the Federal government, as successor, to bear the payment of any pecuniary obligations of the company in liquidation21.

Undoubtedly, with respect to possible federal taxes, in view of the confusion between creditor and debtor, they shall be extinguished, under the terms of article 26 of Law No. 8,029/90, which stipulates that debts of any nature to the National Treasury and responsibility of entities that are dissolved under the terms of said law shall be cancelled. However, the same is not valid for state and/or municipal taxes, which shall not be benefitted by the tax exemption provided for in article 150, VI of the Federal Constitution.

In this regard, a distinction should be made between tax credits arising from events that happened prior to the dissolution and those subsequent to said date.

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21  Opinion No. GQ-86, of AGU, which was approved by the President of the Republic on October 19, 2015 extends to all entities of the Federal Public Administration.

In relation to the state or municipal taxes regularly incurred while the mixed-capital company existed - which, as such, was a legitimate tax payer of a certain tax- the dissolution does not have the power to extinguish them.

This is because, as a successor to the mixed-capital company (as determined by Law No. 8,029/90), the Federal Government becomes the tax authority for credits on default, in compliance with the provisions of the National Tax Code (article 130 et seq.). In other words, if the tax was due by the Distribution Company, it will be up to its successor - the Federal Government - to bear such a burden.

The Federal Supreme Court has precedent in line with the understanding above:

CONSTITUTIONAL. TAX. RECIPROCAL TAX EXEMPTION. NON-APPLICABILITY OF TAX LIABILITY OWING TO SUCCESSION. ARTICLE 150, VI, A OF THE CONSTITUTION. Reciprocal tax exemption does not discharge the successor from tax obligations connected to taxable events occurring before the succession (“retroactive” application of tax exemption). Special Appeal granted. (RE 599176/PR, Rapporteur: Justice JOAQUIM BARBOSA Trial: 06/05/2014, Judging Body En Banc Court, DJe-213 DIVULG 10-29-2014 PUBLIC 10-30-2014)

An excerpt of appellate decision by Justice Joaquim Barbosa is worthy of note, as follows:

The constitutional rule of exemption, as it is intended for the specific protection of the federated entity, is inapplicable to tax credits legitimately incurred against legal entities with a taxpayer capacity and whose taxation would in no way impact the balance of the federative pact. On the contrary, the application of such exemption would harm the expectation of the “peripheral” entity to tax revenue, in order to guarantee a non-existent financial advantage to another federated entity. I would like to draw my colleagues’ special attention on this point: any tax exemption harms, to a certain extent, the expectation of collection by the federated entities. This loss must be tolerated by the entities, to satisfy other values equally or more relevant, under the Constitution. However, failing to tax a legal person with a contributory capacity, which is merely a state instrumentality, imbalances the federative pact, instead of preserving it.

In addition to this, with regards to taxes relating to taxable events that occurred after the succession, by the Federal Government, of the mixed-capital company, we understand that the rule of article 150, VI of the Federal Constitution, which guarantees reciprocal exemption for the various entities of the federation, shall be applicable.

V.         The Appropriate Time to Start Dissolving Distribution Companies.

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Once the discussion about the possibility of applying the procedure under Law No. 8,029/90 is through, as well as the possibility of liquidation of the loss-making Distribution Companies, reflecting the continuity and the labor impact on the succession of the Federal government, we shall address the appropriate time for starting the process of dissolution of the Distribution Companies.

In the event that Auction No. 2/2018-PPI / PND is not successful, ANEEL shall carry out a bidding for the concession of electric energy distribution without the transfer of controlling interest of the respective Distribution Company, pursuant to article 52 of Decree No. 9,192/1722.

In this new bidding, to be held only for the concession of the distribution of electric energy, the notice shall establish the terms for: (a) execution of the concession agreement; (b) start of activities and (c) purchase, by the concessionaire, of the reversible assets and facilities connected to the provision of the utility. Furthermore, the notice shall set forth the Distribution Company’s duties that shall be undertaken by the new concessionaire.

Owing to the fact that the designation period ends in December 2018 and because of the assumption of duties by the concessionaire, it is probable that the designation would not be extended once again or, if it happens, it should be extended for a short term. Owing to this situation, the Distribution Company shall be deprived of its corporate purpose, which thus leads to its dissolution.

All in all, theoretically there are three different occasions when it comes to the dissolution of the Distribution Companies, each one of its advantages and disadvantages, as described hereunder.

(a) After the start of the operations of the new concessionaire/distribution company:

Event in which, upon the expiration of the provision of energy distribution utilities, the Distribution Company loses its purpose.

This way, based on the provisions of article 206, I, “e,” of Law No. 6,404/7623, the company should be dissolved.

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22 “Article 5 ANEEL shall carry out the bidding for concession of electric electric energy distribution without the transfer of corporate control of the legal entity responsible for the provision of the electricity distribution service, in the following cases:

(...)

III - if the bidding provided for under article 1:

23 “Article 206. The company shall be dissolved:

Once again, attention should be drawn to our understanding that the submission of government-controlled companies to Law No. 6,404/76, as determined by article 4 of Law No. 13,303/1624, does not prevent the application of Law No. 8,029/90 with respect to dissolution and extinction procedure.

In this possibility, the dissolution process begins after a decision is madein a special shareholders’ meeting in each of the Distribution Companies, whose procedures will be discussed later on; and, by virtue of the aforementioned article 23 of Law No. 8,029/90, the Federal Government is the successor concerning the rights and obligations of the Distribution Company.

The main advantage of starting the dissolution process at this time is that the compulsory dissolution of the mixed-capital company by extinction of its purpose does not allow for more controversy, causing less matters to be discussed in court.

The disadvantage is that, until the dissolution of the Distribution Company, the succession of the obligations by the Federal Government may not be claimed, and any defenses of the Distribution Company should be grounded on the necessity of its activity, whereas Eletrobras shall only be entitled to recourse against the Distribution Company, and thus may be reimbursed only through the application of the principle of neutrality.

We also understand that by following this option, the decision already taken by the shareholders of Eletrobras, within the scope of the shareholders’ meetings already held with respect to the period for the possible start of the dissolution process of each of the Distribution Companies, shall not be jeopardized. This is because, even if the deadline originally approved for decision-making is exceeded, it is likely that the new concessionaire shall still need some time to effectively start the concession and, during such period, the designation of the respective Distribution Company, in essence, shall have to continue.

Therefore, subject to penalties in case of interruption in the rendering of  services, irrespective of how long a new concessionaire may already be, the respective Distribution Company shall have to continue to provide its distribution utility, and should only safeguard the right to the principle of neutrality already foreseen in the existing provisions, which, as is well-known, has not been met.

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l - by operation of law:

(...)

e) the extinction, under the terms of the law, of the authorization to operate.”

24 “Article 4 Government-controlled companies are entities with legal personality under private law, which have their creation authorized by law, as corporations, whose shares with voting rights mostly belong to the Federal Government, States, Federal District, Municipalities or totally to the indirect administration."

(b) After bidding procedure for pure grant of concession, but before operations of the new concessionaire to start

In this other possibility, the auction of a certain Distribution Company being unsuccessful, ANEEL will bid for the distribution of electric energy without the transfer of the controlling interest of the respective Distribution Company, under the terms already established in Item III, of article 5, of Decree No. 9,192/17.

Therefore, in this case, the bidding for the award of the concession an award to a third party would have already been made, which would not yet have started its operation.

As in option (a) above, the submission of government-controlled companies to Law No. 6,404/76, as determined by said article 4 of Law No. 13,303/16, would not hinder the application of Law No. 8,029/90 with regards to the dissolution and extinction proceedings.

In the same way as in the previous option, the dissolution process would begin after a resolution in a special shareholders’ meeting held in each of the Distribution Companies, whose procedures will be discussed later; and, pursuant to article 23 of Law No. 8,029/90, the Federal Government is the successor concerning the rights and obligations of the Distribution Company.

The main advantage of this option (b) is that, as from the dissolution, the succession by the Federal Government in the obligations of the Distribution Company and the consequent illegitimacy of a party in the actions and enforcements by third parties can be alleged.

However, compared to option (a), since the new concessionaire would not have effectively started its operations, there could be a question about the viability of the dissolution itself, even though it was clear that, in the near future, the Distribution Company would lose its purpose entirely.

(c) After the auction without bidders of the "combo" concession for energy distribution and transfer of controlling interest in the Distribution Company.

The advantage and disadvantage would be the same as in option (b), although the lapse between dissolution and complete extinction of the purpose is larger, and, as a consequence, the risk of an adverse decision in the sense that there has been an accelerated dissolution is greater.

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Our recommendation is that option (a) should be adopted and options (b) and (c) should be considered only if there are a number of relevant constraints justifying the advance of dissolution.

V.         The Procedure to be Followed to Start the Distribution Companies’ Dissolution.

Regardless of which of the options above is adopted, once the decision to dissolve the Distribution Company(ies) is taken at a Shareholders’ Meeting, there is a risk of more matters related to the issue of application of Law No. 8,029/90 being discussed in court (including annulment of this AGE) as of this decision25.

This risk can be mitigated through the adoption of the following procedures. Among the reasons that may be used for the non-applicability of Law No. 8,029/90, attention should be drawn to the fact that government-controlled companies are subject to Law No. 6,404/76, as determined by the Public Corporations Act. As far as the dissolution and liquidation procedure is concerned, Law No. 8,029/90 is applicable, due to the provisions under its article 21, paragraph 4, and articles 208 and 210 to 218 of Law No. 6,404/76 shall be applied only with respect to the procedure of dissolution.

Therefore, Eletrobras, as majority shareholder of government-controlled companies, should call a Shareholders’ Meeting for each of the Distribution Companies to resolve on the dissolution and liquidation thereof. If the resolution is approved, the minutes of the Shareholders’ Meeting shall declare the dissolution of the company in accordance with article 206, “c,” c/c 136, X, of Law No. 6,404/76.

On that occasion, we understand that it is not necessary to expressly point out the procedure under Law No. 8,029/90 as applicable. In our opinion, it will be the only option to be taken and, consequently, its express reference in the minutes of the Shareholders’ Meeting of each of the Distribution Companies is not necessary, provided, however, that the procedures set forth herein, especially the submission of the notification under the terms below, are met.

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25Although Law No. 8,029/90 is applicable, understanding that the dissolution could only occur after the Distribution Company's activities are discontinued is understandable. Until then, the Distribution Company still performs its corporate purpose, and, therefore, would not be the case of dissolution by extinction of the activity. In addition to this, the provision that establishes the possibility of the Shareholders’ Meeting to deliberate for dissolvingh the company (article 206.1, c of Law No. 6,404/76), was expressly excluded by Law No. 8,029/90 when dealing with the dissolution and extinction of government-controlled companies. Therefore, it is possible that the Shareholders’ Meeting, which decided to dissolve, before the end of the provision of the energy distribution utility, is rendered null and void. On the other hand, once the provision of services ceases, the termination is strict, since the mixed-capital company cannot remain if it loses the function for which it was created.

It should be noted that, at the 171st AGE of Eletrobras, the investment funds shareholders, referred to as Fundo de Investimento em Ações Dinâmica Energia and Bandass Fundo de Investimento em Ações, have already stated that Eletrobras and its managers could not admit that the Federal Government, as controlling shareholder, interferes in a way contrary to the application of the provisions of Law No. 8,029/90 to the liquidation of the Distribution Companies, subject of being held responsible for the acts performed.

It should be noted that Law No. 8,029/90 confers on the Attorney General of the National Treasury the function of convening the Special Shareholders’ Meeting to resolve on the dissolution of a mixed-capital company (article 21, paragraph 1). We understand that this provision refers to corporations in which the Federal government is a direct shareholder, and, in the case of indirect subsidiaries, as is the case of the Distribution Companies, it shall be the responsibility of the controlling shareholder, in this case, Eletrobras, to convene such meetings, since the Federal government is not the controlling shareholder of the Distribution Companies. Moreover, the task of appointing the liquidator, which was assigned by the same law to the Ministry of Planning, may be assumed by Eletrobras. As for the appointment of the liquidator, this should occur in a new Special Shareholders’ Meeting to be held after the aforementioned Shareholders’ Meeting, and within eight days. As provided for in article 21, paragraph 1, of Law No. 8,029/90, the liquidator shall be “an acting servant or retired person connected to the Federal Public Administration appointed by the Ministry of Planning." In this case, Eletrobras itself, as a controlling shareholder, will do so.

Eletrobras shall notify the Federal Government, through the Ministry of Mines and Energy and the Ministry of Planning, ANEEL, CPPI, and BNDES, hereby as manager of the FND, which holds the shares of the Distribution Companies, informing that, because the auction was not successful, and because a new bidding procedure had to be held for the concession of energy distribution only, the Distribution Company has lost or is on the verge of losing its corporate purpose. It will also be stated in this notification that, in view of this situation, there is no alternative to the Distribution Company but to proceed with its dissolution and liquidation, as per the procedure under Law 6,404/76, under the terms of article 21, head provision, of Law No. 8,029/90. The notification may include the name and qualification of the person to be appointed as liquidator, for approval, as the case may be, by the Ministry of Planning.

In the notification above, the liquidator shall also inform that the Distribution Company does not intend to immediately discontinue its activities, maintaining them until the expected term of designation expires or until the new concessionaire takes over the activities, whichever occurs first, requesting that the Federal Government, if it decides to do so, to issue a decree under the terms of article 23, paragraph 1, of Law No. 8,029/90, declaring the suspension or termination of the contracts that it deems necessary in order to preserve the public interest.

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Regardless of any Federal Government decree regulating the continuity of the contracts currently in force between the Distribution Company and third parties, once resolved by a Shareholders’ Meeting, the Company shall be dissolved, and the liquidator may proceed with the activities on a regular basis, always basing its actions on the objective of liquidating and maximizing the value of assets26.

VI.       Liquidation Procedure.

After the dissolution of the company and its liquidation is started, it is also incumbent upon the AGE to expressly mention the need to continue with current activities, so as to finish them within the period agreed upon with third parties, thus avoiding further damages to the company being liquidated, such as losses and damages for contractual breaches.

In view of the foregoing, upon liquidation of the company, a liquidator is to be appointed, who from then on assumes the management of the business activity. The liquidator has the same duties and responsibilities as that of the manager, according to articles 217 of Law No. 6,404/7627 and 1,104 of the Civil Code28.

However, article 211, sole paragraph, of Law No. 6,404/7629 and No. 1,105, sole paragraph, of the Civil Code30, establishes an express restriction on the liquidator to continue the corporate activity, making it subject to the express and prior authorization of the shareholders’ meeting “even if it is to facilitate the liquidation.”31

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26All the company’s routine actions necessary for the performance of its energy distribution activity (until a new

Utility Company undertakes this activity), may be practiced peto Liquidator.

27 Article 217. The liquidator shall have the same responsibilities as the manager, and the duties and responsibilities of managers, inspectors, and shareholders shall survive until the company is dissolved.

28 Article 1.104. The obligations and responsibility of the liquidator are governed by the rules specifically earmarked for the managers of the liquidating company.

29Article 211. The liquidator shall represent the company and perform all acts necessary for the liquidation, including the sale of personal and real estate properties, compromising, receiving and giving discharge.

Sole paragraph. Without the express authorization of the shareholders’ meeting, the liquidator shall not be able to record assets and borrow, except when indispensable to the payment of unavoidable obligations, nor to continue, even if to facilitate liquidation, in the corporate activity.

30 Article 1.105. It is the responsibility of the liquidator to represent the company and to perform all acts necessary for its liquidation, including the sale of personal and real estate properties, compromising, receiving and giving discharge.

Sole paragraph. Without being expressly authorized by the articles of association, or by the vote of a majority of the members, the liquidator may not encumber real estate and personal property, enter into loans, except when indispensable to the payment of unavoidable obligations, or continue, even if it is to facilitate liquidation, in the corporate activity.

Thus, our understanding is that the liquidator may continue complying with the contracts underway, but only upon express authorization from the shareholders’ meeting. Although the liquidator holds the same powers and duties of the company’s manager (which includes duties of diligence and maximization of asset value), the continuity in corporate activity, by express legal provision, requires express authorization of the shareholders’ meeting.

After the closing of activities, making all possible payments and succession of the Federal Government, the liquidator shall submit its final accounting report and convene a special shareholders’ meeting to approve it.

As is well known, for the dissolution of the company, the assumptions are: (i) full settlement of liabilities; or (ii) assumption of labor and tax debts. In that case, the request for revocation shall be strengthened on the basis that the Federal Government, by reason of succession, is the new debtor of the outstanding obligations and that, therefore, there is no reason for the liquidated Distribution Company to exist. However, it is recommended that the dissolution occurs only after reaching an agreement on the understanding of such succession, and while this does not occur, there is nothing else that the creditors of the Distribution Companies can do except for waiting for the outcome of certain discussions in court. Nonetheless, it should be pointed out that, in the case of the holders of guarantees given by Eletrobras to its Distribution Companies, any constrictions against Eletrobras that prove successful will result in the subrogation of Eletrobras in the obligations it may have settled, and consequently its receipt by the Federal Government due to the principle of article 23 of Law No. 8,029/90.

Once the accounts have been approved by the Special Shareholders’ Meeting, the legal registry of the company is definitively extinguished.

VII.      The Consequence of the Liquidation of Distribution Companies.

(a) In contracts wherein Eletrobras stands as guarantor before Petróleo Brasileiro S.A. - Petrobras:

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31“In point of fact, the liquidator is the dissolved company's representative body, with all the assignments and responsibilities of an officer (Article 144). In this sense, most of the relevant doctrine considers the liquidator legally competent to represent it (article 211). (...) the liquidator is the managing and representative body of the dissolved company, a necessary body without which liquidation can not be carried out, and its functions can not be delegated." (CARVALHOSA, Modesto. Comentários à Lei de Sociedades Anônimas, Vol. 4)

In the case of contracts entered into by the Distribution Companies and Petrobras, with Eletrobras as guarantor, upon dissolution, the guarantee shall be terminated due to the application of article 40 of the Fiscal Responsibility Law (Supplementary Law No. 101/2000), since, as the Federal Government will be the successor, under the terms of Law No. 8,029/90, Eletrobras will not be allowed to be the guarantor of its holding company.

(b) In the case of debt with the Energy Development Account - CDE (successor of the General Reversal Reserve - RGR):

As for the debts assumed by the Distribution Companies as from the beginning of the role, the Federal Government shall become responsible for them, pursuant to Law No. 8,029/90.

On the other hand, it is known that there are also debts assumed by Eletrobras for the acquisition of some of the Distribution Companies. In these cases, therefore, the understanding is that, in the event of a successful auction, Eletrobras shall pay the debts using the funds received, and the remainder shall be considered settled, as provided for in article 21-B of Law 12,783/1332.

In this sense, Ordinance No. 301/2018 of MME, whose extension of the term of designation was accepted by the shareholders of Eletrobras at the 171st AGE, provides that the RGR funds used in loans for funding or investment to be carried out by a company directly or indirectly controlled by the Federal Government over the designation period shall stand as an obligation of the concession of electric energy distribution, and the responsibility for the same will be transferred to the new concessionaire.

In the case of auction without bidders, Eletrobras, as debtor would theoretically be deemed responsible for the payment of the debt incurred. For such cases, the following alternatives exist: (i) possibility of bringing a lawsuit against the Federal Government challenging the responsibility for the payment of such debt; (ii) interpreting article 21-B in such a way that the deposit of the selling value of the shares is equivalent to the deposit resulting from the amount remaining after the liquidation process or (iii) maintenance of the Distribution Company in PPI, so thatCorporate Taxpayers’ Identification (CNPJ)  it may be sold once its Corporate Taxpayers’ Identification (CNPJ) is rectified .

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32“Article 21-B. The amount earned with the sale of the shares acquired by Eletrobras pursuant to article 1 of Law No. 9,619, dated April 2, 1998, shall be deposited in RGR fund, given that the respective purchase price has been part of the operation provided for under letter “a” of Item I of article 9 of Provisional Measure No. 2,181-45, dated August 24, 2001, and whose recomposition was approved by article 21-A of this Law, up to the value of the reimbursement concerning the sums of RGR used for the purchase of shares, pursuant to article 3 of Law 9,619, dated April 2, 1998, adjusted according to paragraph 5 of article 4 of Law 5,655, dated May 20, 1971.”

(c) With respect to the lawsuits underway:

In the cases in which each of the Distribution Companies stands as a defendant, it could claim its lack of standing to be sued, based on article 23 of Law No. 8,029/90, depending on the stage of the proceeding and on the interpretation of applicable legal texts, or bring the Federal Government as party to the claim.

(d) As for labor complaints:

In the labor claims involving each of the Distribution Companies, even if it is claimed that the succession, by the Federal Government, is pertinent to all its rights and obligations, there is a substantial risk that, if the contrary judgment is not fulfilled, the labor judge understands that the responsibility to pay the debt and block the account is of the majority member of the Distribution Company, Eletrobras.

In this situation, the application of Law No. 8,029/90 may be used as a defense in the corresponding legal remedy, appointing the Federal Government as its successor, according to the above precedents.

VIII.     Responsibility of managers of Eletrobras and Distribution Companies with respect to the procedure to be followed.

The administrators of Eletrobras and of the Distribution Companies are subject to the liability regime of the management of corporations, and are expected to act with diligence and loyalty, protecting the corporate interests of the company, as established by Law No. 6,404/76.

In the case of mixed-capital companies, there is no reasonability in discussing the conflict: the manager is expected to have a fair conduct with respect to the company, even if it threatens the interests of any shareholder, including, and especially, in the case of the holding company.

This duty should be taken into account when dealing with related operations, and all acts are expected to be carried out under equal conditions and with appropriate compensation. article 245 of Law No. 6,404 / 76 establishes that the managers are not allowed, to the detriment of the company, to favor affiliates, holding company or subsidiaries33.

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33In view of the foregoing provisions, at the 171st AGE of Eletrobras, the investment funds which are its shareholders Fundo de Investmento em Ações Dinâmica Energia and Banclass Fundo de Investmento em Ações, when expressing their opinion on the extension of the designation period, stated that Law No. 8,029/90 was applicable to the liquidation of Distribution Companies, underscoring that Eletrobras and its managers were not supposed to admit that the Federal Government, as controlling shareholder, interferes with the process of liquidation of the Distribution Companies.

Moreover, Law No. 8,429/92 (“Act Against Misconduct in Public Office”) arises, which may render the administrator responsible for practicing or approving reckless acts that may cause actual losses to the company.

The reasoning of favoring the controlling shareholder for interests other than the object of the company and its profitability cannot serve as a mitigating factor for such responsibility.

It should also be noted that Eletrobras’ Internal Bylaws of the Board of Directors are in compliance with Laws No. 6,404/76 and No. 8,429/92 as far as establishing the fact that Directors are prohibited from omitting to exercise or protect the company’s rights.

It should be noted that the Federal Government's control bodies are independent and, over the years, have been increasingly active in the analysis of the decisions of the direct or indirect public-sector administrators.

IX.        Answers to Questions Made.

✓   Assessment of the legal system applicable to potential dissolution and liquidation of Eletrobras’ Distribution Companies (“suggested system”), in view of the following events: (i) application of any of the hypotheses referred to under article 5 of Decree No. 9,192/2017, which regulates the return to private sector upon grant of concession connected to the sale of the control of companies providing electric energy distribution utility, in accordance with the model adopted in Resolution No. 20/2017 of CPPI and further amendments; (ii) non-extension of term, deliberated in the 169th AGE of Eletrobras, for transferring the controlling interest in the Distribution Companies, in accordance with the terms approved in the 165th, 170th, and 171st AGEs of Eletrobras;

Considering that both the hypothesis of ANEEL to carry out the bidding for the concession of electric energy distribution without transfer of the controlling interest of the electric energy distribution utility, under the terms of article 5 of Decree No. 9,192/17, as well as the case of non-extension of the term for transfer of controlling interest result in the depletion of the Distribution Companies’ corporate purpose, there is no alternative other than dissolution, under the terms of Law No. 8,029/90, owing to the provisions of its article 21, paragraph 4, and the reasons produced throughout the opinion.

✓   Assessment on the procedures and acts to be adopted by Eletrobras and the Distribution Companies in the event of success of the auction on July 26, 2018, and the consequent adjudication of one or more Distribution Companies, and any non-extension of the term established in 169th AGE of Eletrobras, for the transfer of the controlling interest of the Distribution Companies, by the AGE to be held on July 30, 2018, especially on the grounds of the provisions under Law No. 9,491/1997 and Decree No. 9,192/2017;

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Upon the success of the auction held on July 26, 2018, when CEPISA was offered, the new concessionaire shall have a term to begin its energy distribution activities and, by that date, Cepisa shall ensure the continuity of the utility. It should also maintain its own accounting records connected to the provision of the service, as well as to render accounts to ANEEL, and shall continue to be compensated for the provision of services, strictly taking into account, in any case, the principle of neutrality.

As for the new concessionaire, it shall, in accordance with the terms set forth in the notice, purchase the reversible assets and facilities connected to the utility which are owned by the Distribution Company that will have its controlling interest transferred in the bidding process, by an amount corresponding to the portion of unamortized and/or depreciated investments associated with them, valued by the VNR methodology.

The above procedure shall be applicable to other successful Distribution Companies’ auctions.

✓   Assessment on the corporate and legal procedures of the suggested system, corresponding to the fiduciary duties of the managers of Eletrobras and Distribution Companies, as well as the limits of the asset liability of Eletrobras before the creditors of the liquidating companies;

The corporate process for the decision on the dissolution of some of the Distribution Companies should be the object of a Shareholders’ Meeting, within the scope of each of the Distribution Companies, to implement the dissolution thereof. In so being approved, the previously mentioned procedure for the notification to the public entities already listed shall be met.

As to the fiduciary duties of Eletrobras’ managers regarding the decision on this matter, we highlight the need, by virtue of a legal procedure, to abide by the duties of loyalty and diligence, defending the interests of the company as shareholder of such Distribution Companies that, after the concession of the award, and at the end of the designation period, shall be bereft of purpose, and therefore, their respective dissolution is the only alternative to be followed.

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Furthermore, as explained above, managers may not, to the detriment of the company, favor affiliates and parent companies, in accordance with the provisions under article 245, Law No. 6,404/76

Considering that certain minority shareholders of Eletrobras have already stated at the 171st AGE that the applicable Law is No. 8,029/90 and that, therefore, the Federal Government must absorb the costs of liquidating Distribution Companies, there is an actual possibility that Eletrobras’ and Distribution Companies’ managers will be held liable, if they vote for the application of Law No. 6,404/76 in the liquidation process.

As a consequence to the dissolution process, as detailed throughout this document, Law No. 8,029/90 is raised as providing for the procedure to be adopted and, therefore, under the terms therein, the Federal government is the successor of Eletrobras to its creditors, with the exception of the debts incurred with RGR for the takeover of the Distribution Companies; In this case, Eletrobras, as debtor, would be responsible for paying such debts, and may seek one of the alternatives referred to in item VII, (b), of this document to fulfill such obligation and arrange the respective discharge.

In the case of auction without bidders, Eletrobras, as debtor would theoretically be deemed responsible for the payment of the debt incurred. For such cases, the following alternatives exist: (i) possibility of filing against the Federal Government challenging the responsibility for the payment of such debt; (ii) interpreting article 21-B in such a way that the deposit of the selling value of the shares is equivalent to the deposit resulting from the amount remaining after the liquidation process or (iii) maintenance of the Distribution Company in PPI, so that it may be sold after its Corporate Taxpayers’ Identification (CNPJ) is rectified.

✓   Assessment on the impacts on the corporate approval and start of the performance of liquidation in light of the following events: (i) deposit of the Distribution Companies’ shares in PND/PPI; (ii) appointment, by the Granting Power, for the Distribution Companies to temporarily perform the distribution services until the assumption of the new concessionaire, as provided for under article 9, paragraph 1 et seq of Law No. 12,783/2013, and Ordinances MME 388/2016, 420 to 425/2016 and 246/2018;

As it is known, the shares of the Distribution Companies are deposited in the National Privatization Fund - FND, by virtue of the regulations that created and regulated the National Program of Return to Private Sector, which is still applicable when the terms of PPI regulation did not cover the respective circumstance.

Accordingly, Section II of Chapter VI of Decree No. 2,594/98, which regulates Law No. 9,491/97, which, in turn, establishes PND, provides for the deposit of such shares, clarifying that, upon the deposit of such shares, the manager of the FNP would issue, in favor of the depositary, a Receipt of Deposit of Shares - RDA.

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The same regulation lists the dynamics of the administration of such RDAs, clarifying that: (i) the RDA issued in favor of the depositor shall be automatically canceled, for all the purposes, when the privatization process ends; (ii) In the event of exclusion of the PND for the company whose shares which represent the capital were deposited, RDA shall be canceled; and (iii) Holders of deposited shares should keep them booked in their accounting records, without changing the criteria, until the process of return to private sector is terminated.

Under the terms of the Law in question, article 23 designates BNDES as the manager of FND, being therefore the entity that issued the RDA and holds the shares of the Distribution Companies.

The lack of a relevant provision in regards to the possible case in analysis is thus rendered clear, in which the Distribution Companies would be dissolved by total loss of its object. In this case, our understanding is that, upon the notification to the entities regarding the dissolution process, said letter should be submitted to BNDES, clarifying the interpretation that such RDAs are maintained until the company is extinguished or their shares are sold.

✓   Assessment on the inclusion, in the ascertainment of the remaining assets under liquidation, any credits by the Distribution Companies as a result of the economic/financial unbalance of the appointment period;

In summary, with the refusal of each of the Distribution Companies to renew their respective concession agreement, under the terms established in Law No. 12,783/13, in order to guarantee the continuity of the provision of services to consumers, the concessionaire, even if it did not accept the extension of the term of its concession, shall remain responsible for supplying the utility until the assumption by the new concessionaire.

In the event that the former concessionaire did not intend to continue providing such utilities, even if in a precarious manner, paragraph 1 of article 9 of the above Law already established that "If there is no interest of the concessionaire in the continuity of the provision of the utility under the conditions established under this Law, the utility shall be explored through an agency or entity of the federal public administration..."

Therefore, the following paragraphs of the same article 9 explain the procedure to be followed by said body or entity of the federal public administration, in the case of being elected for the provision of the essential public service, while a new concession agreement is not awarded. Thus, the wording in paragraphs 3 to 6 of the same article are intended at establishing the necessary framework to ensure that said body or entity to be designated shall not simply assume the burden in the performance of such activity.

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On August 3, 2016, through Ordinances No. 420, 421,422, 423, 424 and 425/2016, MME designated the Distribution Companies as responsible for providing the public electric energy distribution utility in their respective states, with the purpose of ensuring the continuity of the service in the areas established in the respective Ordinances until December 31, 2017, or until the assumption by a new concessionaire, whichever occurred first. By means of Ordinance No. 468/17, the MME extended the designation period for the Eletrobras Distribution Companies until July 31, 2018 and, later, it was extended until December 31, 2018 or until the assumption of a new concessionaire, whichever occurs first.

As a consequence of Law No. 12,783/13, regulatory decrees were enacted under No. 7,805/12 and No. 8,461/15, as well as MME Ordinance No. 388/16. Likewise, ANEEL, by means of ANEEL Resolution No. 748/16, established the terms and conditions for the provision of the public electric energy distribution utility by the designated company, and each of the companies providing such utility shall be guaranteed an appropriate compensation.

The aforementioned MME Ordinance No. 388/16 also regulated the concept of appropriate compensation referred to in Law No. 12,783/13, establishing provisions and creating a formula that, in particular, guarantees the neutrality of the operation, in the sense of guaranteeing each of the Distribution Companies, at least, the non-encumbrance during the designation period.

In this regard, with respect to the designation period from August 1, 2018 to December 31, 2018, economic neutrality is assured, should the sale of the controlling interest not occur until December 31, 2018, and the Distribution Company is subject to liquidation, as provided for in Ordinance No. 301/2018 of MME. This economic neutrality shall be determined by ANEEL and shall be ascertained in view of the difference between the total expenses incurred by the Distribution Companies in such period and the amounts received through tariff, industry-related charges, RGR loans in the designation period, and other sources of revenue received as a result of the provision of the distribution utility.

✓   Assessment, in the case of recommendation of the system of ordinary liquidation by Law No. 6404/76 (“ordinary liquidation”), on the debts undertaken by the Distribution Companies which may be directly charged from Eletrobras, with security, e.g., if there is business group or in the case they are backed on assets and/or personal guarantee;

Considering that we assume that the dissolution rules applicable to the Distribution Companies are those set forth in Law No. 8,029/90, there is no reasonability raising the ordinary liquidation and eventual assumption by Eletrobras concerning the debts contracted by the Distribution Companies.

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If, however, ultimately, the thesis of non-application of Law No. 8,029/90 prevails, only termination dues and other labor charges, as well as the obligations expressly guaranteed by Eletrobras, may be collected from Eletrobras.

For the other obligations of the Distribution Companies, the assets and rights of the Distribution Companies shall be bound to the preemptive right for bankruptcy purposes. After such assets and rights have been depleted, any deficiencies shall be borne by the respective creditors. It should be noted that, according to the Bankruptcy Act (No. 11,101/2005), Eletrobras’ claims against the Distribution Companies, even those arising from subrogation, shall be subordinated to the other credits owed by the Distribution Companies, and Eletrobras shall have to reimburse the Federal Government with the amounts paid in accordance with the principle of neutrality governing the provision of designated services34.

✓   Assessment, in the case of recommendation of the special liquidation system under Law No. 8,029/90 (“special liquidation”), which implies the applicability of universal succession of the Federal Government, as provided for under article 23, if obligations backed by guarantees given to Distribution Companies continue to be applicable on Eletrobras, chiefly concerning article 40 of the Fiscal Responsibility Law;

In view of the foregoing, with respect to the contracts entered into by the Distribution Companies with Petrobras, with Eletrobras as guarantor, the guarantee shall be terminated due to the application of article 40 of the Fiscal Responsibility Law (Supplementary Law No. 101/2000), since, as the Federal Government will be the successor, under the terms of Law No. 8,029/90, Eletrobras will not be allowed to guarantee it because the Federal Government itself is its holding company.

✓   Assessment, irrespective of the suggested system, if the obligation to compensate funds used for acquiring control of Distribution Companies persists, in keeping with Law No. 9,619/1998, or if remission is possible under article 21- B, paragraph 2 of Law No. 12,783/2013;

In view of the foregoing, the treatment to be given to such debts shall depend on the outcome of the auction. If it is successfully completed, Eletrobras shall pay the debts, using the funds received, and the remainder shall be considered paid, as provided for in article 21-B of Law No. 12,783/13. However, if the auction is not successful, Eletrobras, as debtor, would be responsible for payment of the debt incurred, in which case, the following alternatives exist: (i) Eletrobras may file a lawsuit against the Federal Government to challenge the responsibility for the payment of that debt; (ii) Eletrobras accepts the interpretation that the aforementioned article 21b also applies to liquidation, provided that the remaining amount may be used to pay such debt, considering the remainder also duly settled, and (iii) maintenance of the Distribution Company in PPI, so that, once its CNPJ is duly regular, it can be sold.

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34  The principle of neutrality, as is well known, should be taken into consideration only as of the act whereby the Distribution Companies were formally designated as providers of essential public utility.

✓   Assessment, in the case of recommendation of special liquidation system, if a proceeding strategy backed up by the universal succession of the Federal Government provided for under article 23 of Law No. 8,029/90 and corresponding entitlements under Decree No. 1,647/1996, whether it is for actively accomplishing the legal treatment of the issue by Eletrobras, or defending the company against any complaints filed, taking the following elements under consideration: (i) impacts of a litigation with the Federal Government, involving, alternatively or by joinder, Eletrobras and its liquidating Distribution Companies; (ii) neutralization/reduction of cash effects and provision booking by Eletrobras.

We initially refer to the strategy outlined in the document regarding the notification to the public entities involved in the matter, informing about the dissolution of each of the Distribution Companies.

As for litigations, the object of the item now in question, it is not advisable to start a judicial dispute with the Federal Government aiming at the declaration of the application of Law No. 8029/90 to the liquidation of the Distribution Companies. Our opinion is that it be carried out in a reactive manner, that is, when Eletrobras is asked to pay any amount or, depending on the procedural stage, to express its opinion in the record of a specific case. As long as the designation lasts, defense would also be the essential part of the public utility.

However, it should be noted that the fact that, as there is no law approving the dissolution of a mixed-capital company, dissolution may be subject to judicial discussions based on the principle of parallel forms. Therefore, the decision to dissolve the Distribution Companies through an AGE and the acts resulting from it may be subject to legal measures proposed by the Federal Government, Federal Prosecution Office, associations of employees or by any citizen, through popular action. There are precedents in which it was understood that the succession of a mixed-capital company by the Federal Government can only happen after the conclusion of the process of extinction and not as of a decree by the Executive Branch or the law that authorized the dissolution, which would also apply to when the dissolution has been approved by an AGE.

Regarding the civil actions in progress, depending on the stage of each one, it is recommended to claim lack of standing of Eletrobras to be a party to such proceedings, and not to enter the Federal Government of the record. For actions in which the Distribution Company is a defendant, its lack of standing to be sued should be alleged, since, in accordance with article 23 of Law No. 80,29/90, the Federal Government is the successor and thus the Federal Government shall be appointed as responsible.

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In labor claims, even with the Federal Government being the successor of the Distribution Company, there is a concrete risk that the judge will determine the payment of any debt by the majority member (Eletrobras), and will consequently block its account if a judgement against it is not fulfilled. Should Eletrobras be held liable, it may use as a defense the application of Law No. 8,029/90 and the consequent succession by the Federal Government in the obligations of the Distribution Companies. It is important to note that there are already precedents, such as those of Interbrás, in which the Federal Government is understood to succeed Petrobras in the labor debts, and thus the original debtor become a party that lacks standing in the suit.

FELSBERG ADVOGADOS

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Technical Information

Title:                     Risk Analysis – 173rd EGM

Subject:                Risk Management

Author:           Antonio João Q. Lima

Company:            Centrais Elétricas Brasileiras – Eletrobras

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1  – INTRODUCTION

As part of the supporting documentation to the propositions to be forwarded to the 173rd Shareholders’ Meeting (EGM), the preparation of this technical information, referring to the extension of the period of designation of the Eletrobras distribution companies, was made based on a similar analysis prepared in October 2018, under the coordination of the Directorate of Compliance, for the determination of the impacts on the company caused by the rejection of the Draft Bill PLC-77/2018 by the Senate. At the time, an assessment was attempted with inputs from the different areas of the company how such rejection would impact the process of divestiture of the Eletrobras distribution companies.

With the issue of the Provisional Executive Orders MP-855 and MP-856, the Federal Government approves actions which bring greater security to the obligations assumed by Eletrobras within the scope of the privatization of its Distribution Companies, as well as giving more attractiveness to potential investors as in the case of guarantees of credits held against CCC and CDE transferred to the holding company in the BNDES modeling for the sale of the distribution companies; the reimbursement of expenses with fuels; adjustments of gas supply contracts and the recognition of gas pipeline costs.

The scenarios considered in this analysis comprise the hypotheses of divestiture and liquidation of distribution companies still under Eletrobras control: AmD and Ceal.

From a general standpoint, MP-855 addresses the recognition of the right to resources associated with the concessions of distribution in addition to other measures such as flexibility of the future concessionaires to adapt to the goals of economic and energy goals defined by ANEEL. Now MP-856 sets forth the conditions for contracting temporary services providers under emergency circumstances in the event of liquidation of some of the two distribution companies above.

A few considerations are relevant to the analysis:

•      In its Article 5, MP-856 defines that  no costs referring to the process of liquidation of previous service providers shall be under the responsibility of the Granting Authorities. However, the Eletrobras Legal Department’s (PRJ) understanding, supported on an external law firm, is that the executive order does not affect the applicability of the legal regime of liquidation of Act Number 8.029/90, especially in relation to the Federal Government’s responsibility while universal successor of the distribution companies which may eventually be liquidated. So there is a divergent interpretation on the topic. For the purpose of this Technical Note which addresses the risk analysis we will be conservative and also consider the scenario presented by MP-856, as there may be understanding in the aspect of non-applicability of Act Number 8029/90.

•      Eventual extension of the period of designation for the two distributors is limited by MP-856  to the date of 03.31.2019, either for holding of new bidding process or for the provision of services until the actual assumption of the emergency provider.

•      If there is extension of the designation of the current provider until the assumption of the service by the emergency provider, under the above conditions, the economic and financial neutrality shall be guaranteed in the period of designation subsequent to 01.01.2019. However, in the form of MP-856, the financial expenses deriving from liabilities formed in a period prior to such date shall not be considered for purposes of determination of neutrality.

•      Premises for the analysis that follows:

o   Conversion of MP-855 and MP-856 into law and consideration that they are constitutional;

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o   Conditions of negotiations with Petrobras (particularly, the Appraisal of Holdovers) and Cigás make the AmD auction attractive.

o   Lawsuits do not prevent the holding of auctions.

2  – POINTS OF ATTENTION

In view of the above, we continue with the discussion of certain points of attention (potential risks) to assess the severity thereof in the light of the provisions of the two provisional executive orders. The next section lists the most relevant risks observed in each scenario with  our conclusion and recommendations being presented in the last section.

2.1   – CEAL

•      An injunction granted by the STF suspended the process of divestiture of the company. We consider remote the possibility of overthrowing the injunction before the deadline for transfer of control (12.31.2018), defined by the 171st EGM, which practically makes its sale impossible.

•      The most likely scenario is the liquidation of the company according to the shareholders’ determination with Eletrobras having to bear the entirety of the costs considering what is determined by MP-856.

•      The is understanding by Eletrobras Legal that the injunction is limited to the divestiture process and would not make impossible an eventual liquidation.

•      If Act Number 8.029/90 is not applied, the costs for the company liquidation based on the 09.30.2018 financial statements, are estimated in R$ 1,8 billion, according to the appraisal by the Financial Directorate.

•      Designation period neutrality: the Distribution Directorate estimated the economic-financial imbalance for Ceal since August 2018 at an average of R$ 516 million, already considering the transfers received via RGR. In the event of sale of the Distribution Company, such imbalance was estimated in R$ 151 million referring to the period up to June 2017 (valuation base-date). MP-855 considers some type of reimbursement only for AmD, with no mention to Ceal or other distribution companies already divested. Aiming to mitigate the impacts of such risk, Eletrobras shall seek, at the end of the designation period, the full recognition of values and reimbursement thereof with ANEEL and/or the Granting Authorities.

•      The shareholders shall assess the convenience, as long as the Granting Authority will extend the designation period up to 03.31.2019, of approving the extension of the period which would guarantee the actual transfer of the shareholding to the new concessionaire in order to wait for the eventual overthrowing of the injunction at the STF and resumption of the auction for sale of CEAL, which would avoid eventual expenses with the liquidation.

2.2   – AMAZONAS D

•      The MP-855 package of actions increased the probability of success of the auction scheduled for 12.10.2018. Additionally, the new operator will be free, in the first five years, from the application of the economic and energy efficiency goals imposed by ANEEL, and neither shall the operator be required to meet the limits of reimbursement of costs with fossile fuels, such as gas and fuel oil for supply of thermal-electric plants.

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•      In a successful auction scenario, shareholders should assess the convenience, as long as the Granting Authorities will extend the designation period up to 03.31.2019, of approving the extension of the period which would guarantee the actual transfer of the shareholding to the new concessionaire.

•      However, even in case of failed auction it is also appropriate to assess the convenience of extending the period of transfer of shareholding, if the Granting Authorities will extend the designation period up to 03.31.2019, enabling Eletrobras to attempt the divestiture of these remaining Distribution Companies and avoiding eventual expenses with the liquidation.

•      If there is no application of Act Number 8.029/90, the costs for the company liquidation, based on the 09.30.2018 financial statements, are estimated at R$ 16,5 billion, according to the Financial Directorate assessment. Such amount is fully inconsistent with Eletrobras current economic-financial situation, by excessively pressing its cash.

•      Designation period neutrality: the Distribution Directorate estimated the economic-financial imbalance for AmD since August 2016 at an average of R$ 5,5 billion, already considering the transfers received via RGR. In the event of sale of the Distribution Company, such imbalance was estimated in about R$ 2,1 billion, referring to the period up to June 2017 (valuation base-date). MP-855 considers some type of reimbursement for AmD in the period (disallowances of the gas contract), but lower than the necessary. Thus, at the end of the designation period, Eletrobras shall seek the recognition of the remaining amounts and the reimbursement thereof with ANEEL and/or the Granting Authorities.

2.3   – GENERAL ASPECTS

•      The matter of the assumption of credits and obligations held by the distribution companies with CCC and CDE, decided at the 170th EGM, remains as a risk, but with little chance of occurrence. MP-855 partially guarantees the credits today recognized in the Eletrbras balance sheet, which maintains a certain fragility in their quality. The non-realization, even if partial, of the regulatory credits, may have accounting write-offs as a consequence in Eletrobras assets and adverse impact in its cash flow.

•      Management Responsibility: The directors were diligent in not recommending, at the 170th EGM, the “rise” of the above credits, provided for in CPPI Resolutions Number 20, 28 and 29. Such operation, when considering the concept of cumulativeness provided for in CPPI Resolution 20/2017, required certainty and liquidity for the credits in return for the certainty and liquidity of the debts that would be assumed in an equivalent amount. Despite that, the Eletrobras directors should pursue, administratively and judicially, the recognition and materialization of the entirety of such credits.

•      Guarantees before Petrobras: The amount of guarantees referring to the Debt Acknowledgment Contracts entered into in 2014 (CCD 2014) with Petrobras are of R$ 4,7 billion. As mentioned above, the MP-855 text recomposes large part of such guarantees (R$ 3,5 billion). Thus, the risk of an eventual early maturity (accelerated due date) of CCD 2014 is maintained, which could result in the execution of the guarantee provided by Eletrobras within the scope of these instruments. However, we consider its occurrence quite unlikely, based on the recent evolution of the negotiations of holdovers with Petrobras. In any event, Eletrobras should attempt, as soon as possible, to recompose its guarantees and/or negotiate alternatives with Petrobras.

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3 – ANALYSIS OF MAJOR RISKS

3.1   – ASSUMED PREMISES

Risks of Premises assumed in the Analysis	Consequences	Risk Mitigation Plan
. Non-conversion of MP-855 and MP-856 into law or that they are considered unconstitutional.

. Execution of guarantees provided by Eletrobras. Accelerated due date of   Debt Acknowledgment Contracts entered into with Petrobras  in  2014 (CCD 2014).

. Default  iin the payment of bonus with eventual acceleration of debts and cross default;

. Implementation of certain covenants due to insufficient balance of resources.

. Recompose guarantees with Petrobras;

. During the effect of the provisional executive order, seek with the Granting Authorities a pre-contract or commitment to assure the conditions and resources considered therein.

. Frustrated negotiations with Petrobras and Cigás.

. Unattractive auction.

. Continuance of execution of action in course in the amount of R$ 4,2bi.

. Operating impacts on Amazonas GT, for non-assignment of GSA.

. Eventually for Eletrobras, acceleration of debts and cross default.

. Lawsuits in course.	. Auction not held. . Liquidation.	. The Federal Government, through the AGU, shall act in order to suspend the injuctions that will prevent the holding of the auction.
. STF injunction (CEAL case)	. Auction not held. . Liquidation.

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3.2   – CEAL

3.2.1.  In the scenario of shareholders’ decision for the Divestiture.

#	Risks assumed by Management	Consequences	Risk Mitigation Plan
R01	. Failed auction / leilão vazio.	. Liquidation. Eletrobras having to bear the entirety of costs, in line with the determination by MP-856, estimated on 09/30/2018 iin R$ 1,8 billion.

. At post-liquidation time, act in reactive way as the recommended legal strategy. No legal discussion should be started with the Federal Government. When urged to pay any amount or, depending on the procedural stage, manifest in the records of a specific proceeding, calling the Federal Government the proceeding with the justification of application of Act Number 8.029/90.

R02	. Non-neutrality. Insufficient cover in MP-855 referring to economic-financial imbalance to CEAL, from August /2016 to June/2017, of R$ 151 million, already considering amounts reveived via RGR.	. Non reimbursement of expenses already disbursed.	. Eletrobras should seek full recognition of amounts and reimbursement thereof with ANEEL and/or the Granting Authorities, eventually taking the demand to court.

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3.2.2.  In the scenario of shareholders’ decision for Liquidation.

#	Risks assumed by Management	Consequences	Risk Mitigation Plan
R01

. According to MP-856, "Article 5 – The Granting Authority, the emergency and temporary provider contracted, under provision in Article 1 or the new contracted concessionaire under Article 4, shall not be held responsible for any cost related to the process of liquidation of the previous service providers, comprising the tax, financial, labor liabilities or contractual penalties".

. Eletrobras would have to bear the full costs in line with the determination in MP-856, estimated on 09/30/2018 at R$ 1,8 billion.

. Attempt to schedule the debts according to the Law in order to avoid Eletrobras cash asphyxiation of the cash in the short term.

. At post-liquidation time, act in reactive way as the recommended legal strategy. No legal discussion should be started with the Federal Government. When urged to pay any amount or, depending on the procedural stage, manifest in the records of a specific proceeding, calling the Federal Government the proceeding with the justification of application of Act Number 8.029/90.

R02

. Non neutrality.

Insufficient coverage in MP-855 referring to the financial-economic imbalance to CEAL, in the period prior to August /2018 of R$ 516 million, already considering amounts received via RGR.

	. Non reimbursement in cash of expenses already disbursed.	. Eletrobras should seek full recognition of amounts and reimbursement thereof with ANEEL and/or the Granting Authorities, eventually taking the demand to court.

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3.3 – AMAZONAS D

3.3.1.  In the scenario of shareholders’ decision for the Divestiture.

#	Risks assumed by Management	Consequences	Risk Mitigation Plan
R01	. Failed auction / leilão vazio.	. Liquidation. Eletrobras would have to bear the full costs in line with the determination of MP-856, estimated on 09/30/2018 at R$ 16,5 billion.

. Attempt to schedule the debts according to the Law in order to avoid Eletrobras cash asphyxiation of the cash in the short term.

. At post-liquidation time, act in reactive way as the recommended legal strategy. No legal discussion should be started with the Federal Government. When urged to pay any amount or, depending on the procedural stage, manifest in the records of a specific proceeding, calling the Federal Government the proceeding with the justification of application of Act Number 8.029/90.

R02

. Non neutrality.

Insufficient coverage in MP- 855 referring to the financial-economic imbalance to AmD, in the period from August / 2016 to June/2017 of R$ 2,1 billion, already considering amounts received via RGR.

		. Non reimbursement of expenses already disbursed.	. Eletrobras should seek full recognition of amounts and reimbursement thereof with ANEEL and/or the Granting Authorities, eventually taking the demand to court.
R03	. Agreement between Eletrobras / AmD with Petrobras is valid only on the occurrence of sale of AmD.	. There is a perception that, after the sale of AmD, Petrobras shall collect in court from Eletrobras / AmGT, the debts that Eletrobras considers not owed (price differences) of about R$ 3,4 billion	. Taking the issue to court. Eletrobras shall also collect in court other issues in which it considers itself injured.
R04	. Non-compliance with the TCU Decision that determines new submission of the issue to the Court in the event of changes in the modeling	. Anullment of auction. . Liquidation. Eletrobras would have to bear the full costs in line with the determination of MP-856, estimated on 09/30/2018 at R$ 16,5 billion.	. Negotiation with supervisory and regulatory bodies and eventually taking the issue to court.

22/11/2018 DCGR – 003/2018

3.3.2.  In the scenario of shareholders’ decision for Liquidation

#	Risks assumed by Management	Consequences	Risk Mitigation Plan
R01

. According to MP-856, "Article 5 – The Granting Authority, the emergency and temporary provider contracted, under provision in Article 1 or the new contracted concessionaire under Article 4, shall not be held responsible for any cost related to the process of liquidation of the previous service providers, comprising the tax, financial, labor liabilities or contractual penalties".

. Eletrobras should have to bear the full costs in line with the determination in MP-856, estimated on 09/30/2018 at R$ 16,5 billion. . Eletrobras insolvency.

. Attempt to schedule the debts according to the Law in order to avoid Eletrobras cash asphyxiation of the cash in the short term.

. At post-liquidation time, act in reactive way as the recommended legal strategy. No legal discussion should be started with the Federal Government. When urged to pay any amount or, depending on the procedural stage, manifest in the records of a specific proceeding, calling the Federal Government the proceeding with the justification of application of Act Number 8.029/90.

R02	. Agreement between Eletrobras / AmD with Petrobras is not valid in the event of liquidation of AmD.	. Continuity of ongoing execution action in the amount of R$ 4,2bi. . Eventually for Eletrobras, acceleration of debts and cross default.	. Matter taken to court. Eletrobras shall also collect in court other issues in which it considers itself injured.
R03

. Non neutrality.

Insufficient cover in MP- 855 referring to the financial-economic imbalance for AmD, from the period prior to August /2018 of R$ 5,5 billion, already considering amounts received via RGR.

		. Non-reimbursement in cash of expenses already disbursed.	. Eletrobras should seek full recognition of amounts and reimbursement thereof with ANEEL and/or the Granting Authorities, eventually taking the demand to court.
R04	. Default in payment of bonus.	. Impact on cash of USD 1,0 billion; . Cross default; . Loss of access to the credit market.

22/11/2018 DCGR – 003/2018

4 – CONCLUSION

The Directorate of Compliance, based on the above analyses and technical documents submitted for the 173rd EGM, understands that Eletrobras should go on prioritizing the divestiture of distribution companies AmD and CEAL, as it considers that their liquidation, as the last hypothesis, would certainly bring adverse impacts. In addition to the tangible (financial) costs found in a Technical Information from Financial and Distribution Directorates, there are intangible aspects (future repercussions of regulatory and judicial nature) to be considered, being difficult to measure all repercussions that may fall upon the company in such case.

The premises supporting the scenarios, either of divestiture or liquidation, were also subject of analysis as to risks that they will not be coming true and their respective consequences, such as: possibility of non-conversion of MP-855 and MP-856 into law, or if they will be considered unconstitutional; the frustration of ongoing negotiations with Petrobras and Cigás; lawsuits that aim to prevent the auction of AmD; and at last, the STF injunction prohibiting the CEAL auction.

Although, in a direct reading, it seems to be financially beneficial to Eletrobras, the option for the liquidation of the two distribution companies, as long a considered jointly with the applicability of Act Number 8.029/90, according to opinions held by the company and contrary to the determination by MP-856, such option, besides not being immediate, includes several impacts.

The time issue is important here, as the application of the regime defined by Act Number  8.029/90 would not occur immediately after the deadline that triggers the liquidation process. Here there is the possibility of clashes with the Federal Government on the utilizatoin of such law, even if supported in favorable opinions. And certainly such process would not be fast.  Thus, Eletrobras could already suffer several financial and legal consequences right after the liquidation of some of the companies, which would pressure its cash flow already in the short term. By way of example we would mention:

•      Labor claims and executions;

•      Cancellation of negotiations with Petrobras, especially the Appraisal of Holdovers (which precisely aims to provide attractiveness to the AmD auction);

•      Impossibility to raise funds by Eletrobras;

•      Default in payment of bonus with eventual requests of acceleration of debts and cross default;

•      Deployment of certain covenants due to insufficient balance of funds.

Projection of cash flow made by the Financial Directorate both in the short term (2019) and for a five-year horizon corroborate the reading that the hypothesis of liquidation is not financially sustainable.

Thus we would repeat our recommendation that all efforts should be made to complete the divestitures, even considering low probability scenarios as in the case of overthrowing the injunction that now prevents the sale of CEAL.

Antonio João Q. Lima

TECHNICAL INFORMATION

DFF Nº 99/2018

SUBJECT: Guarantees provided by Eletrobras in debts of its energy distribution subsidiaries with Petrobras.

Rio de Janeiro,
11/20/2018

                                Technical Information DFF nº 99/2018

Summary

1. PURPOSE

2. HistORY

3. FINAL COMMENTS

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                                Technical Information DFF nº 99/2018

1. PURPOSE

The purpose of this Technical Information is to expound on the guarantees provided by Eletrobras to its distribution subsidiaries Amazonas Energia, Ceron, Eletroacre and Boa vista (EDEs) in debts entered into by these companies with PETRÓLEO BRASILEIRO S.A. – PETROBRAS.

2. HISTORY

The 165th Special Shareholders’ Meeting of ELETROBRAS (165th EGM) of 07/25/2016 deliberated on the non-extension of the concessions of the Distribution Companies controlled by ELETROBRAS, and to carry out the sale of the shareholding control of these companies by 12/31/2017 or their liquidation if the sale will not be carried out by such date, a period which is extended to 07/31/2018 by the 169th EGM.

The Investment Partnership Program Council (CPPI) of the Presidency of the Republic approved  CPPI Resolution Number 20 on November 08, 2017, on the sale of shareholding control of ELETROBRAS Distribution Companies, by providing that, for purposes of transfer of control, the distribution companies’ debts with their parent would be previously converted in the distributor’s corporate capital or the parent should assume the distributors’ debts up to the amount of R$ 11,200 millions.

On November 22, 2017, the Investment Partnership Program Council (CPPI) of the Presidency of the Republic approved CPPI Resolution Number 28 amending Resolution Number 20, permitting that ELETROBRAS, as parent, would assume rights and obligations under the distribution companies’ responsibility, referring to the FUEL CONSUMPTION ACCOUNT (CCC) and the ENERGY DEVELOPMENT ACCOUNT (CDE) up to the amount of R$ 8,477 millions.

The ELETROBRAS 170th Special Shareholders’ Meeting (170th EGM) approved the sale of the totality of the distribution companies’ shares, except one (1) common share, with assumption by ELETROBRAS, of the Distribution Companies’ debts, as well as the assumption by ELETROBRAS of the companies’ rights and obligations before the FUEL CONSUMPTION ACCOUNT (CCC) and the ENERGY DEVELOPMENT ACCOUNT (CDE) according to conditions and limits set forth in CPPI Resolution Number 28 of November 22, 2017.

2.1. Debts with Petrobras – CCDs 2014

The ELETROBRAS Distribution Companies accumulated debts with Petrobras and BR Distribuidora, which reached, on 30/11/2014, the amount of R$ 8,601.6 million. Such debt was subject of formalization of debt acknowledgment contracts (CCD) between the Distribution Companies, Petrobras and BR Distribuidora in December 2014, with the debt being scheduled in 120 monthly successive installments indexed by SELIC Rate.

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                                Technical Information DFF nº 99/2018

Debtor	Instrument	Creditor	Gas/Oil	Amount in 2014	Amount on 03/06/2018	Security
Amazonas	CCD1	BR	Oil	2,925,920,972.71	3,624,282,276.00	Corporate and CDE Credits
Amazonas	CCD2	Petrobras	Gas	1,018,440,782.60	1,261,523,093.74	Corporate and CDE Credits
Amazonas	CCD	Petrobras	Gas	3,257,365,513.24	4,028,000,043.80	Corporate and CDE Credits
Ceron	CCD1	BR	Oil	969,220,442.68	1,194,583,806.49	Corporate and CDE Credits
Ceron	CCD2	BR	Oil	49,641,595.22	61,184,224.93	Corporate and CDE Credits
Eletroacre	CCD1	BR	Oil	57,871,411.17	71,310,676.75	Corporate and CDE Credits
Eletroacre	CCD2	BR	Oil	189,654,614.02	233,697,409.50	Corporate and CDE Credits
Roraima	CCD1	BR	Oil	65,438,097.26	79,674,611.26	Corporate and CDE Credits
Roraima	CCD2	BR	Oil	68,062,829.21	82,870,371.94	Corporate and CDE Credits
TOTAL				8,601,616,258.11	10,637,126,534.41

 2.2. Debts with Petrobras – CCDs 2018

It happens that, after the acknowledgment of debt signed in December 2014, new default occurred by the companies. Both in reference to the supply of fuel oil and the supply of natural gas thus forming new debts.

Petrobras and the Distribution Companies made a reconciliation of amounts which result is presented in the Table below:

Current Supply (New Debt) – R$

2.3. Total Debt with Petrobras/BR on 06/03/2018

The value formalized by the parties, by means of debt confessions, at the base date of 03/06/2018 was R$ 16.8 billion considering both the CCD 2014 (oil and gas) and the debt subsequently formed (CCDs 2018).

2.4 Analysis/Restructuring of the Debt with Petrobras

The Eletrobras shareholders’ decision at the 170th EGM implied the assumption by Eletrobras of the distribution companies’ debts in the amount up to R$ 11.200 million and assumption of credits of R$ 8.477 million. Considering that most of the debt to be assumed was with Petrobras, Eletrobrás, the distribution companies and Petrobras/BR negotiated Instruments that enabled the implementation of the conditions defined by CCPI Resolutions and the EGM 170 decision as follows:

1st.              Formalization of amendments to CCDs 2014 for recomposition of guarantees bearing in mind the deterioration of guarantees referring to CDE credits;

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                                Technical Information DFF nº 99/2018

2nd.            Formalization of instruments of acknowledgment of debts still not admitted by the distribution companies;

3rd.             Assumption by Eletrobras of part of the distribution companies’ debt with Petrobras/BR of CCDs 2014 and CCDs 2018.

The Table below details the amounts of all formalized instruments of debt recognition (CCDs 2014 and 2018) and guarantees for those:

						Amounts in R$
COMPANY	INSTRUMENTS	YEAR	Creditor	Gas/Oil	Outstanding Balance on 03/06	GUARANTEES
						Eletrobras	Others
Amazonas***	2nd Amendment CCD	2014	Petrobrás	Oil	3,624,282,276.00	3,624,282,276.00
	2nd Amendment CCD	2014	Petrobrás	Gas	1,261,523,093.74	1,261,523,093.74
	2rd Amendment CCD	2014	Petrobrás	Gas	4,028,000,043.80	629,794,626.05	3,398,205,417.00
Boa Vista	2nd Amendment CCD	2014	Petrobrás	Oil	79,674,611.26	79,674,611.26
	2nd Amendment CCD	2014	Petrobrás	Oil	82,870,371.94	82,870,371.94
Eletroacre	2nd Amendment CCD	2014	Petrobrás	Oil	71,310,676.75	71,310,676.75
	2nd Amendment CCD	2014	Petrobrás	Oil	233,697,409.50	233,697,409.50
Ceron***	2nd Amendment CCD	2014	Petrobrás	Oil	1,194,583,806.49		1,194,583,806.49
	2nd Amendment CCD	2014	Petrobrás	Oil	61,184,244.93		61,184,244.93
Amazonas	New CCD	2018	Petrobrás	Gas	1,615,230,197.89	1,615,230,197.89
	New CCD	2018	BR	Oil	2,713,815,881.14	2,713,815,881.14
Boa Vista	New CCD	2018	BR	Oil	198,267,434.85	198,267,434.85
Eletroacre	New CCD	2018	BR	Oil	172,255,018.45	172,255,018.45
Ceron	New CCD	2018	BR	Oil	1,400,706,356.31	1,400,706,356.31
Total CCD 2014					10,637,126,534.41	5,983,153,065.24	4,653,973,469.17
Total CCD 2018					6,100,274,888.64	6,100,274,888.64
Total Debt					16,737,401,423.05	12,083,427,953.88	4,653,973,469.17
*CCD= Debt Acknowledgment Contract
**Part of guarantees (R$ 3.5 billion) refer to inefficiency credits (MP 855/2018)
***Offered in guarantee credits with the Fuel Consumption Account
**** The Total Debt disregards the amount of R$ 3,069 million subject of legal dispute

With regard to the guarantees mentioned above, Eletrobras, since the signing of the gas supply contract with Petrobras, appears in the gas debt contracts as joint and several debtor of Amazonas Energia, and consequently, has such characteristic in the respective instruments of gas debts.

It is also important to note that for the 2014 CCDs, in which Eletrobras signed the additive terms on April 30, 2018, Eletrobras was already included as a subsidiary guarantor, serving the additives mentioned in the table for Eletrobras to recompose the guarantees of the CCC/CDE deteriorated.

The guarantees of the 2018 CCDs were required as part of the negotiation of the instruments, which was the only way to provide the conditions for the privatization of the Distributors and avoid early maturity of debts, especially the 2014 CCDs, for which Eletrobras was already guarantor.

The logic used in the list of guarantees to be offered to Petrobras for Contracts CCDs 2014 and CCDs 2018, since the origin of each of them, was the following:

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                                Technical Information DFF nº 99/2018

1- In CCDs 2014, providing guarantee for the portion of the debt not backed in distribution companies’ credits;

2- In CCDs 2018, extension of the same logic defined for the CCDs 2014, which resulted in providing corporate guarantee for the total of debts, in view of the distributors’ own incapacity to provide guarantees.

It is important to mention that as to the CCDs 2014, where Eletrobras entered into amendments on 04/30/2018, Eletrobras already appeared as guarantor, with the amendments working for the purpose of recomposition, by Eletrobras, of the guarantees already deteriorated of CDE. Now in the CCDs 2018 the guarantee had to be provided in view of the negotiation with Petrobras, which maintained its ever-present understanding of the need of guarantees for any CCDs entered into. Without such guarantees, there would be risk of non-completion of the negotiation which would adversely impact the process of assignment of the gas contract and the privatization of the distribution companies.

These guarantees provided by Eletrobras, however, end in the hypotheses of (i) the privatization of the respective Distributors not being effected, except for gas debts, because Eletrobras is originally jointly and severally liable; or (ii) in the exchange of shareholder control of Distributors, since Eletrobras can not remain a guarantor of a private company. In the case of the sale, it will be the responsibility of the new controller to substitute the guarantees in favor of Petrobras and BR Distribuidora, referring to the gas and oil debts that remain in the Distributors and are not assigned to Eletrobras, pursuant to the 170th EGM decision.

In the case of gas debts, where Eletrobras, since the signature of CCD 2014, participates as joint and several debtor, there is no express provision of decay of guarantee in the event of failure of privatizations, especially in Amazonas Energia, the only company with debts of this nature.

Additionally, during the preparation of this Technical Note, Petrobras, Eletrobras and Amazonas Energia negotiate a new debt acknowledgment contract referring to gas supply in the period between 03/07/2018 and 11/30/2018, which should also have the Eletrobras’ corporate guarantee.

It should also be noted that, in the negotiations with Petrobras, a debt assumption instrument ("IADs") was established, according to the following table, through which part of the 2014 and 2018 CCDs are assumed by Eletrobras, subject to the privatization of the respective Distributors, under the terms of what was approved by the 170th EGM, through which Eletrobras offers real guarantees.

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                                Technical Information DFF nº 99/2018

Finally, a new assumption of debt of Amazonas by Eletrobras is being negotiated with Petrobras, in the context of the Termination of Letters - TEP, and provisional guarantees and real guarantees due to the extension of term of presentation of guarantees of Amazonas, in order to enable the privatization of this company. The additional assumption of debt will be, if approved, in the amount of R$ 3.069 billion. In this case, Eletrobras will also present real guarantees, and the assumption of such debt, as well as all other assumptions, is conditional on the privatization of Amazonas.

3. Final Considerations

Since the decision of the 170th EGM,  Eletrobras has been negotiating with Petrobras the conditions for restructuring of debts of the distribution companies. The negotiations between Eletrobras and Petrobras ended up in the preparation of instruments of renegotiation of guarantees of debts assumed by the distribution companies in 2014 (CCD 2014) by means of amendments, of acknowledgment of new debts and the subsequent assumption of part of such debts by Eletrobras, governed in debt assumption instruments.

The Eletrobras/Petrobras negotiations to implement the 170th EGM decision, observing the limits imposed in CPPI 20 et sequel, had as premise the maintenance of definitions already previously agreed upon by Petrobras and Eletrobras and already accepted in their higher levels: joint and several liability in the gas debt and corporate guarantee in the oil for the difference between the outstanding debtor balances and credits which the companies have as a result of their ordinary course of business.

The amount of guarantees offered by Eletrobras so far is R$ 12.083 million (03/06/2018), as already presented in this TI.

Since negotiations are still underway with Petrobras and a new CCD, referring to debts after 03/06/2018, is being structured, the assumptions used for the granting of trust guarantee will continue to be maintained.

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                                Technical Information DFF nº 99/2018

Also being negotiated with Petrobras new assumption of debt of Amazonas by Eletrobras, in order to make feasible the privatization of this company. The additional assumption of debt will be, if approved, in the amount of R$ 3.069 billion. In this case, Eletrobras will present real guarantees, as well as all other assumptions, and this new assumption is conditioned to the privatization of Amazonas.

The additional guarantees listed above must be presented to Petrobras by 12/31/2018.

Still, Eletrobras will grant a real guarantee to Petrobras at the moment of assumption of debts, which requires the waiver of Eletrobras' creditors.

Prepared by:

_________________________________

Pedro Henrique Costa Motta - DFFG

_________________________________

Pedro Paulo da Cunha - DFF

Rio de Janeiro, November 20, 2018.

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

From:           André de Avellar Torres - PRJE

To:               Maurício Carvalho Mazzini - PRJ

Subject:       Call Notice of the 173rd Extraordinary General Meeting – Extension of the Deadline for Privatization of Amazonas Energia and CEAL

Reference:   DFR Memorandum no. 125/2018 INT No. 3474/2018.

                   EMP No. 0964/2018

Reference is made to the Department of Market Relations and Compulsory Loan - DFRM, by means of said Memorandum, with respect to a business referred to in the call of the 173rd Extraordinary General Meeting of Eletrobras ("EGM") to resolve on the extension of the term for the sale of the controlling interest of the Distributors Amazonas Energia and CEAL (jointly, “DISTRIBUTORS”), the first one with the auction for return to private sector scheduled to November 27, 2018, and the second with the auction suspended by virtue of the preliminary injunction of STF under the Original Civil Action filed by the State of Alagoas (“ACO”), in such a way that Eletrobras has the time necessary to carry out the acts of transfer of controlling interest of the DISTRIBUTORS until March 31, 2019, in compliance with the decision of 170th EGM to approve the model of return to private sector provided for in Resolution No. 20/2017 of CPPI, and subsequent amendments.

The agenda of the said EGM includes:

“1. Approving the rectification of item 6 of the decision of the 171st Extraordinary General Meeting, changing it so that the date of transfer of control of Companhia Energética de Alagoas (hereinafter referred to as “Ceal”) happens until March 31, 2019, provided, cumulatively, of the occurrence of the following events: (i) that the Granting Power extends the designation to provide the utilities of distributor, by said distributor, until March 31, 2019, pursuant to Article 3 of the Provisional Measure No. 856, dated November 13, 2018; and (ii) that, in an irrevocable manner, the Granting Power ensures, by an appropriate legal act, that the funds required to operate, maintain, and make investments connected to the temporary provision of the public utility of the said distributor, from January 1, 2019 to March 31, 2019, be backed by the tariff and/or the Federal Government and/or Sectoral Funds, thus keeping the full economic and financial neutrality of the new designation period, without any disbursement of funds, by Eletrobras;

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

2. Approving the rectification of item 4 of the decision of the 171st Special Shareholder’s Meeting, changing it so that the date of transfer of control of Amazonas Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”) happens until March 31, 2019, provided, cumulatively, of the occurrence of the following events: (i) that the Granting Power extends the designation to provide the utilities of distributor, by said distributor, until March 31, 2019, pursuant to Article 3 of the Provisional Measure No. 856, dated November 13, 2018; and (ii) that, in an irrevocable manner, the Granting Power ensures, by an appropriate legal act, that the funds required to operate, maintain, and make investments connected to the temporary provision of the public utility of the said distributor, from January 1, 2019 to March 31, 2019, be backed by the tariff and/or the Federal Government and/or Sectoral Funds, thus keeping the full economic and financial neutrality of the new designation period, without any disbursement of funds, by Eletrobras;

3. Approving, if items 1 and/or 2 above are approved, the start of the dissolution and liquidation of the respective distributor, in the event of noncompliance with any of the requirements listed in the respective Items 1 and/or 2;

4. Approving, if items 1 and/or 2 above are approved, that Eletrobras does not provide additional guarantees in favor of the Distributors referred to in Items 1 and 2 above, as of the new designation period referred to in Items 1 and 2 above.

Related to the history of the matter, and their technical, economic and financial aspects, they are described in the documents below: Technical Information DDEF 007/2018, Joint Technical Information DFP/DFC/DDEF 001/2018,  Joint Technical Information DFP/DFC/DDEF 003/2018, Report to the Executive Board (”REDEX”), as well as the draft of the Management Proposal (“PROPOSAL”), which sets out the benefits, costs and risks of the items included in the agenda, which help set the basis for the matter at hand, and should be taken into consideration by the managers, in the event of their deliberation.

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

It should be highlighted that this opinion will only address the subjects of the agenda in question, therefore, not covering the acts required for the transfer of the controlling interest of the DISTRIBUTORS, nor the modeling or adjustments provided for under CPPI Resolution No. 20/2017, and subsequent amendments, already assessed in the event of DJJJ 4563/2017 memorandum, dated December 20, 2017, to which we refer in full.

Similarly, It should be noted that, because they are out of the scope of this legal department, this opinion shall not cover assessments about the economic and financial conditions, as well as the convenience and opportunity for approval of the agendas in question, which made it necessary adjudication on the merits by Eletrobras’ managers and forwarded for decision of the Shareholders’ Meeting as sovereign deliberation in this regard.

Upon these initial considerations shall we address the agenda business in question.

1. Extension (and requirements) of the deadline for implementation of the return to private sector of the DISTRIBUTORS

In accordance with Article 131 of Law 6.404/1976 (“LSA”), the shareholders’ meeting (“GSM”) is of general nature when the object includes the business established under Article 132 of the same legal provision, and special (“EGM”) in the other cases.

As a matter of fact, what the scope of responsibility of EGM includes derives from the particular business of AGO, being typical in the events established under articles 135 and 136 of LSA, and atypical whenever so demands the company’s Articles of Incorporation, or, even more widely, when called to “resolve all business connected to the corporate purpose, and to make the deliberations deemed suitable for its protection and development,” according to Article 121 of the aforementioned legal provision.

In this sense, given that the propositions of the agenda are aimed at changing the terms established at 171th EGM reflected in the decision of the 170th EGM, the competence of EGM to be called to approve the business in the agenda is clear, given that only the Shareholders’ Meeting is competent to review its decisions, as it stands as the sovereign department of the Company.

Furthermore, any disapproval of the extension of term, in practical terms, imply the refusal for modeling the privatization approved by the 170th EGM, on February 8, 2018, a decision that may only be revisited by the very Shareholders’ Meeting of the company.

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

In this context, understanding the mandatory nature of the call of EGM under appraisal by Eletrobras’ managers is still needed. This is true because the process of privatization stands as the political act of reordering the Government’s activity in the economic realm, and Eletrobras will be in charge of following it up until its DISTRIBUTORS are removed from PND/PPI.

In this regard, TCU stated its positioning when it analyzed the program of divestment of assets of Petrobras. As follows:

“[...] Law No. 9.491/1997 is targeted at establishing a set of procedures that allow the Chief of the Executive Branch, in the performance of the assignments set under article 84, Items II and VI, letter a, CF/88, to choose the companies and activities that shall be subject to privatization, with the purpose of enabling the constitutional principle of residual performance of the Government as business party (article 170, Item IV, with reference to article 173, head provision, CF/88).

Even more emphatically CGU argued, in the scope of the privatization of CELG:

“Based on the review of the legal framework that regulates the procedures of PND, Law No. 9.491/97 and Decree No. 2.594/98, the company object of the sale or the controlling company has not a role to be performed in connection with the Privatization, and not any assessment shall be carried out with respect to the timeliness and convenience of its sale, as it is a merely political option”

That is the reason why Law No. 9.491/97, in its Article 191, imposes on the managers and accountants of the companies, included in the privatization regime, the duty to take all measures established by CND/CPPI to perform the sale.

Thus, it is not their right to deny Eletrobras’ Shareholders’ Meeting the authority to decide for extending the term, for actual transfer of control of the DISTRIBUTORS, which is clearly no longer possible within the term set by 169th EGM, owing to factors not within the reach of the business scope to sell the control in such companies, by 170th EGM: (i) in the case of CEAL, in view of the preliminary injunction of STF in ACO, and, (ii) AMAZONAS, by virtue of the several legislative efforts (refer to MP No. 814/17, PLC No. 77/17, MP No. 855 and MP No. 856/18), aiming to confer more legal security on the rights and obligations assumed by Eletrobras in the model of BNDES, as well as in the troublesome dealing with Petrobras and Cigás about the gas supply contract (“GSA”).

1 Article 19. The controlling shareholders and managers of the companies included in the National Privatization Council shall apply, in the terms established, the measures to be established by the National Privatization Council, as necessary for the implementation of the sale process.

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

However, this specific duty, within the scope of privatization, does not preclude the managers from the full and effective exercise of the fiduciary duties established by LSA, such as the duty of diligence and loyalty to social interest. Thus, they are fulfilling these duties when the recommend efforts or alert on risks they deem to be essential for the Company’s care, as performed under the PROPOSAL enclosed to this business, mainly with respect to the indispensable economic and financial neutrality of the designation hereby performed by DISTRIBUTORS, which shall be timely appraised in this opinion.

Items 1 to 2 of the agenda of the EGM to be called address the rectification of Items 6 and 4 of the 171st EGM, in order to extend the term established therein for transferring the controlling interest in the DISTRIBUTORS until March 31, 2019, abiding by CPPI Resolution No. 20/2017, amended by CPPI Resolutions No. 28/2017, 29/2017, and 36/2018, in compliance with MME Ordinance No. 424/2016, amended by MME Ordinance No. 246/2018, and provided that, alternatively or cumulatively, it is found:(i) that the Granting Authority extends the designation for provision of the distributor’s services, by said distributor, until March 31, 2019, under the terms of Article 3 of the Provisional Measure No. 856, dated November 13, 2018; and (ii) that, in an irrevocable manner, the Granting Authority ensures, by an appropriate legal act, that the funds required to operate, maintain, and make investments connected to the temporary provision of the public utility of the said distributor, from January 1, 2019 to March 31, 2019, be backed by the tariff and/or the Federal Government and/or Industry-Related Funds, thus keeping the full economic and financial neutrality of the new designation period, without any disbursement of funds, by Eletrobras.

In this context, taking into account the fact that the term in itself is a matter of now legal interest, as it implies the adjudication on the merits of the convenience in continuing to pursue the sale, it is important that the conditions of the agenda are duly regarded, given that its non-occurrence or ascertainment may lead to the liquidation of the DISTRIBUTORS based on Item 3 of the agenda.

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

At the 165th EGM, Eletrobras decided not to postpone the concession of its DISTRIBUTORS in light of the regulation of Law No. 12.783/2013, which is the result of the conversion of MP No. 579/2012, a corporate event that pointed out to the Granting Power there was need for regulating the manner of performance of the public utility of energy distribution in the geographic areas not served by Eletrobras System back then.

It is strictly necessary to implement the principle of continuity of the public utility, that is to say, except for very exceptional situations, the utility should be provided without interruption, given the strict connection between energy security and rights connected to the human dignity of the users.

Article 9, paragraph 1, of Law No. 12.783/2013, in light of the said principle of continuity of the public utility, warranted on the Granting Power the prerogative of designating an agency or entity of the Federal Public Administration to temporarily provide the distribution activity, with final term in the assumption of a new utility company, through pure granting of the concession, or privatization of the former utility company, upon bidding for the concession associated with the disposal of control of the then legal entity providing the public utility, in the latter case according to the model provided for in Resolution No. 20/2017 of CPPI for the DISTRIBUTORS. It refers to the regime of Designation.

In this context, the Granting Power has issued Ordinance MME No. 388/2016, which governs the terms and conditions for the Provision of the Public Utility of Distribution of Electric Energy by Agency or Entity of the Federal Public Administration, pursuant to article 9, paragraph 1 of Law 12.783/2013. Subsequently, it issued the MME Ordinances numbers 420 to 425, all of August 3, 2016, designating the DISTRIBUTORS in such capacity, in order to guarantee the continuity of the provision of the public distribution utility.

In turn, ANEEL issued Resolution No. 748/2016 with the purpose of defining fee readjustments and revisions, establishing the transfer of resources from the Fuel Consumption Account ("CCC"), Energy Development Account ("CDE”), and the Global Reversal Reserve (" RGR "), in addition to monitoring and overseeing the provision of the public distribution utility.

From the legal standpoint, firstly, it should be said that the designation regime under appraisal represents a direct form of public utility provision by the Government, since, in addition to securing it, it is also responsible for its execution, thus resorting to an agency or entity of its administrative structure. It is opposed to the indirect provision, as a rule under concession, whereby the Government delegates the execution of the public utility to a third party, which shall do so at its own risk.

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Thus, the DISTRIBUTORS act in the designation regime as if they were the Government itself, in a primary public interest, in the specific regard, as a “priority public utility function,” as defined by MME Ordinance No. 388/2016.

Mário Engler authoritatively asserts:

"The state-owned company that provides public utility owned by the controlling entity does not automatically acquire the legal status of a utility company, subject to the provisions of Law No. 8.987, dated February 13, 1995. The provision of a public utility through a state-owned company characterizes the direct performance of the Government, although decentralized. The company acts as appointee creditor or executor of the Government orders. The delegation may have legal grounds, when provided for in the law that authorized the incorporation of the company, or be the result of a subsequent specific law.2”

Therefore, the designation regime, can be understood as a special modality of legal designation of public utility, operated according to the authorization under Article 9, Paragraph 1 of Law 12.783/2013.

Unlike the concession, which is regulated by contract, the designation regime does not have any consensual basis. The Granting Power states its positioning by Ordinances, as administrative acts of mandatory nature, i.e., whose effectiveness is independent of any consent by the designated agency or entity. In this regard, public law scholar Diogo Figueiredo Neto asserts:

“An administrative act is thus the unilateral manifestation of the will of the public administration, whose purpose is to constitute, declare, confirm; change or overrule a legal relationship between itself and those administered or between its own agencies, departments and representatives (emphasis added). 3”

2 PINTO JUNIOR, Mário Engler. Empresa Estatal: Função Econômica e Dilemas Societários. SP: Ed. Atlas, 2010, p. 146.

3 MOREIRA NETO, Diogo de Figueiredo. Curso de direito administrativo: parte introdutória, parte geral e parte especial. RJ: Ed. Forense, 2005, p. 136.

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MME Ordinances No. 420 to 425, and subsequent amendments, thus established a compulsory legal bond between the Government and the DISTRIBUTORS, which, owing to its legal nature herein raised, should not impose any kind of economic and financial burden on the DISTRIBUTORS or even for Eletrobras, due to the accounting/corporate dues of consolidation of balance. In the designation there is no need for referring to the assumption of business risks, given that the DISTRIBUTORS are mere temporary service providers acting in the name and on behalf of the Government.

It should be noted that, in Law No. 12.767/12, there is also a regime for the temporary provision of public electric energy services through an agency or entity of the federal administration, such as the regime of Law No. 12.783/13. Similarly to the present one, it affirms that the idea of economic and financial neutrality for the provider prevails, as concluded in the contrary sense of article 22, Paragraph 1 of Law No. 12.767/12, as follows:

Article 2 Upon termination of the concession, the granting authority shall temporarily provide the service, through an agency or entity of the federal public administration, until a new utility company is contracted by bidding process with auction or competition modalities.

Paragraph 1 The granting power shall have no liability of any kind in respect of taxes, charges, encumbrances, obligations or commitments with third party or employees relating to the period prior to the statement of termination of concession (emphasis added).

It is clear that there is uniqueness of concept and legal regime, which is supported by the right of the service provider, after reporting to ANEEL, to settle accounts with the Granting Authority, according to similar wording under Article 10, II of Law No. 12.783/2013 and Article 3, II of Law No. 12767/12.

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In light of the legal provisions, therefore, the designation regime shall surely display economic and financial neutrality, which would at first be achieved with the formula of appropriate remuneration provided for under Article 11 of MME Ordinance No. 388/2016, limited only by the availability of RGR resources.

However, as indicated in IT DDEF No. 007/2018, the existence of another limitation in ANEEL Resolution No. 748/2016 has been distorting the expected neutrality of the designation. On the base date of August 2018, the said IT continues, “the estimated loss is about BRL 7.8 billion, already reduced from the BRL 4.5 billion (adjusted value) received from RGR in this designation period, which were, until May 2018, entered only under the companies’ liabilities, without regulatory assets corresponding entry, affecting the Shareholder’s Equity of the distributors and the very Eletrobras.”

From a legal point of view, therefore, although the designation system reflects a taxation of the Granting Power onto the DISTRIBUTORS, it is in accordance with the fiduciary duties of the managers that they propose to the resolution of the shareholders, according to the PROPOSAL, that, in an irrevocable manner, the Granting Power ensures, by an appropriate legal act, that the funds required to operate, maintain, and make investments connected to the temporary provision of the public utility of the said distributor, from January 1, 2019 to March 31, 2019, be backed by the tariff and/or the Federal Government and/or Industry-Related Funds, thus keeping the full economic and financial neutrality of the new designation period, without any disbursement of funds, by Eletrobras.

In addition to this, a number of measures to produce further evidence have already been taken by the company's managers, namely: (i) a statement of noncompliance with the non-payment of all expenses of the designation period, through mail filed with MME, which are CTA-PR 2697/2018, dated August 2, 2018, No. 2059/2018, dated June 14, 2018, and No. 2469/2018, dated July 7, 2018; (ii) Contracting of Deloitte to calculate the Economic and Financial Imbalance for each of the six distributors in the designation period - August 2016 until the control transfer date, or December 2018, whichever comes first; (iii) Preparation of the documents for contracting an office to provide legal counseling services in follow-up of such administrative and judicial reliefs for the collection of the values for neutrality purposes of the temporary provision of the Distributors in the designation period.

Therefore, we cannot foreseen any legal hindrance to the extension of the term of transfer of the control of the DISTRIBUTORS, so that the company pursues the opportunity to sell, especially considering the recommendations of caution by the managers with regard to the imperative that the temporary provision of utilities does not imply any economic and financial burden on Eletrobras and the designated parties, thus preventing disbursements by the company, considering that they do so on behalf of the Granting Power to guarantee the continuity of public utilities.

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

2. MP numbers 855 and 856/2018

Provisional Measure No. 855/2018 ("MP 855") was issued to provide for adjustments necessary to preserve the conditions of service to the areas of concession of the electric energy distribution referred to in Article 8 of Law No. 12783, dated January 11, 2013, which includes Amazonas Energia.

The aforementioned Provisional Measure recognizes that the reimbursement of values of the Fuel Consumption Account (CCC) is essential to maintain the fuel supply conditions, ensuring compliance with suppliers and quelling the risk of shortages to local populations. Furthermore, Eletrobras is entitled, in Article 3, to the transfer by CDE Funds concerning the so-called inefficiency credits, provided for in Law No. 10438/2002, as amended by Law No. 13299/2016, limited to the value of 3.5 billion.

In addition to generating greater legal certainty as for the obligations assumed by Eletrobras in the model of return to private sector, MP No. 855 enhances the attractiveness of the auction of AMAZONAS.

From a legal viewpoint, attention should be drawn to the legislative risk that MP No. 855 will not be converted into Law or undergo changes that impact the credits at hand, and thus our recommendation is that the company undertakes to self-protect by recognizing its existence and effectiveness through appropriate legal acts.  Furthermore, the risk created under Article 67 of CR884 should not be taken for granted, when it provides for the reexamination of the matters rejected in draft bill of the same legislative session.

4 Article 67. The matter in the rejected bill can only be object of a new bill, in the same legislative session, upon proposal by the absolute majority of the members of any of the Houses of the National Congress.

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Likewise, it is important to make brief remarks on the new provisions included in MP No. 856/2018 (“MP 856”) with respect to the return to private sector of article 8, Paragraph 1-A of Law No. 12.783/2013, which conjoins the sale of the control in DISTRIBUTORS with the grant of concession (“combo auction”).

Article 5, III of Decree No. 9.192/2017, which regulates said procedure, there was express provision that it would be incumbent upon ANEEL to perform the pure grant of the concession in the event of failure of the combo auction, in order to trigger the liquidation of the Distributors in view of the complete extinction of its corporate purpose. Furthermore, this Consulting Company states position in PRJE 0024/2018 Memorandum in the same trend. Thus, it would be assumed that holding a single combo auction would be feasible.

It is, however, true that the performance of a pure grant by the Regulatory Agency may require a considerable period of assessment, contracting and effective taking on by a new utility company, at a time when guaranteeing the continuity of the provision of utility to the community is necessary.

In this sense, MP No. 856 is targeted at regulating the transition period until the responsibility is passed on to the new utility company, allowing the extension of the current designation of the DISTRIBUTORS, and especially the contracting of an emergency and temporary provider (“emergency provider”) to replace the current providers.

With respect to such analysis, Item III, of paragraph 2 of article 1 of MP No. 856 allowed the contracting of the emergency utility provider is suspended to hold a new combo auction process, provided that there is an agreement with Eletrobras. The provision is as follows:

Article 1 Aneel - Brazilian Electric Power Agency is hereby delegated the responsibility to ensure the continuance of the provision of service, the responsibility for contracting, under the regime of authorization, and upon simplified bidding process, an emergency and temporary provider of electricity distribution utility to replace the legal entity, under direct or indirect control of the Federal Government, which, on the date of publication of this Provisional Measure, is appointed for the provision of the distribution service until December 31, 2018, with preclusion of the application of Law No. 8.987, dated February 13, 1995, of the Law No. 8.666, dated June 21, 1993, and Law No. 9.074, dated July 7, 1995.

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Paragraph 1 The procedure to contract the emergency and temporary provider referred to under the head provision shall be started as of the effective date of this Provisional Measure. Refer to topic

Paragraph 2 The preparatory acts to be performed by Aneel for the contracting referred to under the head provision: Refer to topic

[...]

III - may be suspended by the Federal Government, provided that there is agreement by the current service provider, if a new bidding process, as referred to under Paragraph 1-A of Article 8 of Law No. 12.783, of 2013, is started, abiding by the deadline of March 31, 2019.

According to the PROPOSAL, 2 scenarios for the construal of a new bidding process can be based on MP No. 856, abiding by the deadline of March 31, 2019: (i) renewal of the combo auction under the same conditions provided for in BNDES modeling and CPPI Resolutions; (ii) review of valuation and modeling by BNDES, with approval by CPPI, aiming at the holding of a new combo auction.

Regarding the first scenario, despite its legal feasibility, to the detriment of the previous interpretation of the single combo auction of this Consulting Company, based on Item III of Article 5 of Decree No. 9.192/2017, we understand that it is necessary that the Granting Authority and/or Regulatory Agency substantially ground the renewal of the bidding procedure for reasons of public interest - i.e., benefit in comparison with the pure grant. In this sense, an understanding stated in the joint opinion No. 00404/2018/CONJUR-MME/CGU/AGU, with the relevant excerpt transcribed herein:

“28. Therefore, in the event the matter considered herein is put in practice, it will be the responsibility of the Federal Government, considered as the Granting Power, to inform ANEEL that it will no longer resort to the provision set forth in Paragraphs 1 A, 1 C and 1 D of Article 8 of Law No. 12.783, of 2013, in view of the actual failure of the bidding process referred to in Article 1, of Decree No. 9.192, of 2017.

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29. In other words: the Granting Power shall recognize the failure of its own planning. After all, although the new “utility concession” and the “sale of the controlling interest” of the state-owned company that provided it had been pursued at the same time, but was not successful.

30. Furthermore, repeating the bidding process provided for in Article Decree No. 9.192, of 2017 is not possible - and it is the thesis herein, provided that, in a duly grounded statement, based on robust technical elements, the plausibility that the performance of a new bidding process is concretely demonstrated, not to disregard the provision for the joint sale of the “concession of public utility” and the “controlling interest” of the current provider of such utility, may actually be successful.

31. In other words: it is possible, provided that there is reason enough for that, and that the Granting Power insists in the attempt to resort to provision under Paragraph 1-A, Paragraph 1-C, and Paragraph 1-D of Article 8 of Law No. 12.783, of 2013, if one successfully evidences that the public interest shall be perform in a better way.

32. However, it is a quite sensible decision, based on the merits (a judgment on the convenience and timeliness wherein this Legal Consulting may not meddle), to be carefully appraised, given than it is not prudent that the designation system referred to in Article 9 of Law No. 12.783, of 2013, is indefinitely postponed, as provided for the cases of expired concessions, which is knowingly harmful to utility users, as it is more onerous.

33. Therefore, once again: if it chooses to repeat the bidding process referred to in Article 1 of Decree 9.192, of 2017, it is important that such decision be backed up by robust technical elements and that really demonstrate the advantage of such a provision, in detriment of the standalone bidding of the “concession,” in accordance with Article 5, III, of Decree No. 9192, of 2017, and Laws No. 8.987, of 1995, and No. 9427, of 1996”.

As for the second scenario, the PROPOSAL is supported when it establishes that the company is not yet able to express its views on the subject, since a new combo auction is connected to the CPPI’s decision to request the BNDES to prepare new valuation and modeling assessments to be submitted to Eletrobras’ meeting deliberation.

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3. Lawsuits concerning the return to private sector

Another issue that concerns the extension of EGM under review lies in the lawsuits filed with regard to the process of return to private sector. In this context, three of them are worth mentioning: (i) ACO of the State of Alagoas against the Federal Government, within the scope of STF, with a preliminary injunction granted by Justice Rapporteur Ricardo Levandowsky, questioning the alleged negligence concerning the privatization of Distributor, initially expected for the late 1990s, which would have deteriorated its economic and financial conduct and, consequently, impacted Alagoas’ upside right concerning the return to private sector in progress, whose symbolic sale value amounted to BRL 50,000.00; (ii) ADI No. 5.624/DF, questioning the constitutionality of Law No. 13.303/16, in which Justice Rapporteur Ricardo Levandowsky also granted a preliminary injunction ruling that the sale of the control in public corporations should be preceded by prior legislative authorization and cannot rely on the exemption provided for under Article 29, XVIII of the laws in question; (iii) Adjudication on the merits of the 49th VT of TRT/RJ, rendering null and void the 170th EGM and its unfoldings until an assessment is made on the impact of the return to private sector of all Distributors on employment contracts and acquired rights.

In the case of the ACO, the lawsuit was initially and exclusively targeted at the Federal Government, concerning the object outlined above, and the reference to Eletrobras was made in preliminary injunction granted to interrupt the CEAL auction. In the defense, Eletrobras is considered lacking standing to be sued, and, on merit, any sign of willful misconduct or fault in the failure to accomplish said privatization by the agents involved in the case is deemed unsustainable. Nonetheless, we deem as unlikely that the preliminary injunction granted is revoked until December 31, 2011, which testifies to the need to extend the deadline for the transfer of control in CEAL.

In the case of ADI No. 5.624/DF, because it is an abstract control of constitutionality, in which the compatibility of laws with the Constitution is ascertained, without regard to specific interests of parties, the preliminary injunction granted did not specifically rule for the overriding of any process of return to private sector in progress, which is the case of the Distributors. In spite of this, the Office of the General Counsel for the Federal Government (“AGU”), which is the agency responsible for defending the constitutionality of laws, issued Enforceable Opinion No. 00001/2018/GAB/SGCT/AGU stating the existence of prior legislative authorization for all Distributors of Eletrobras. In a deliberation by Justice Rapporteur Carmen Lúcia, under the scope of the Provisional Remedy of Complaint No. 32.022, the preliminary injunction requested was denied owing to the following reasons:

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“In view of the foregoing, without the due proof regarding the absence of legislative authorization, which weaken the claims made, and without prejudice to subsequent analysis of the lawsuit, I hereby deny the preliminary injunction requested.”

Finally, on January 19, Eletrobras became aware of an adjudication on the merits issued by the 49th Labor Court of TRT-RJ in the record of the Public Interest Civil Labor Action (“ACPT”), “rendering null and void the 170th Extraordinary  General Meeting of Eletrobras and its consequences, ‘requiring that the respondents refrain from proceeding with the privatization or liquidation process, and individually or collectively submit, within a period of up to 120 days, after the notification of this decision, an assessment on the impact of privatization in the employment contracts in progress in the companies included in the complaint and in the rights acquired by its employees, under penalty of payment of daily fines of BRL 1,000,000.00 (One Million Brazilian Reais) in the event of noncompliance with the obligation [...].”

Nevertheless, in the vent of the preliminary injunction issued in the same ACPT, the Federal Government resorted to a request to suspend a preliminary injunction (“PSL”), granted in final instance by the Presidency of TST, after revocation of a decision of the Presidency of TRT-RJ by the full court of such Court5, ruling for “the continuity of the bidding procedure established in Auction Notice No. 2/2018 - PPI/PND, until a final decision on the merits is entered of record.”

To some extent, this creates a conflict between court decisions that needs to be addressed. This Consulting Company’s opinion agrees to the interpretation that such a conflict is blatant, therefore, in view of Law No. 8.437/1992, thus, the decision of TST should prevail, suspending the effectiveness of the judgment of the 49th VT until it becomes unappeallable. Thus, the understanding in Article 4, Paragraphs 1 and 9 of said applicable laws of PSL, as follows:

Article 4 It is the responsibility of the president of the court, to whom the knowledge of the respective appeal is entitled, to suspend, in a reasoned order, the execution of the preliminary injunction in actions brought against the Government or its agents, at the request of the Public Prosecutor's Office or of the concerned legal person of public law in the case of manifest public interest or flagrant lack of standing, and to avoid serious harm to public order, health, safety and economy.

5 For a more precise description, please refer to the Relevant Fact published on November 20, 2018.

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Paragraph 1 The provisions in this article shall apply to the judgment rendered in an innominate provisional remedy, connected to a citizen suit and the public interest civil action, while not final and unappeallable.

[...]

Paragraph 9 The suspension granted by the President of the Court shall remain in force until the final decision on the merits of the main action is reached.

Nonetheless, there is a risk of a different interpretation as to the extent of the decision in PSL, which should be cleared up with TST Presidency by the AGU, author and the sole legitimate party to adopt measures in this judicial measure, which should be considered by the Company’s Management in the event of the call of the 173rd EGM, which is a result of the 170th EGM rendered ineffective by the adjudication on the merits of the 49th VT of TRT-RJ.

4. Guarantees

At this point, it should be noted that Eletrobras stands as the guarantor of the assets of Amazonas Energia, under the scope of Debt Confession Instruments (CCDs) signed between this distributor and Petrobras, with the consenting intervention of Eletrobras, on April 30, 2018, there being provision in such instruments that, should there is no such distributors’ privatization, the guarantee posted by Eletrobras ceases to be valid, and it is up to the respective distributor to post a new guarantee to Petrobras’ satisfaction.

Accordingly, it should also be considered by the managers, in their adjudication on the merits, that, by extending the deadline for the transfer of controlling interest in the DISTRIBUTORS, the term of the Eletrobras trust guarantee granted in the scope of the CCD’s also extends.

5. Dissolution of Liquidation of the DISTRIBUTORS

Item 3 of the agenda provides that, upon approval of the extension of AMAZONAS and/or CEAL, but with noncompliance with the conditions proposed by the managers, the dissolution and liquidation of the DISTRIBUIDORS should be started.

The matter of liquidation of all Distributors under Eletrobras’ control, included in PND/PPI, dates back to the decision taken at the 170th EGM of the company, therefore, the privatization model proposed by BNDES, mainly concerned about costly measures to solve economic and financial issues for symbolic sale, by BRL 50,000.00, should be compared to the liquidation scenario of these companies, since they would no longer be the holders of concessions and would have their corporate purpose totally extinguished.

At the moment, there is a strong discussion about the legal system to be applicable in the case of liquidation of Distributors: if, as usual, grounded on Law No. 6404/76 and limits of liability on Eletrobras as controlling shareholder, or, specially, in view of Law No. 8029/90, which provides for a legal system of insolvency of government-controlled companies in which, upon express provision of article 23, the Federal Government assumes the position of universal successor of the liquidating entity. In both cases, the impossibility of state-owned companies to pursue bankruptcy or court-supervised or out-of-court reorganization is the underlying reality, as provided for under Article 1, II of Law No. 11.101/2005.

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Thus, Eletrobras contracted 4 (four) reputed external jurists to render their opinions on the matter.

Arnold Wald, Nelson Eizirik and Gustavo Binenbojm stated their positions for the applicability of Law No. 8.029/90, considering it the legal regime of insolvency of state-owned enterprises, categorically advocating the universal succession of the Federal Government provided for in article 23 of this law, which means that such federative entity would bear the costs of liquidation of the Distributors, including with respect to the guarantees posted by Eletrobras, especially in contracts with Petrobras, in view of Article 40 of LC 101/2000 (Fiscal Responsibility Law).

The well-known lawyers João Laudo de Camargo and Francisco da Costa e Silva, meanwhile, maintained that the application of Law No. 8.029/90 would depend on the express manifestation of CPPI, accepting the dissolution/liquidation as an operational modality of return to private sector, an event that mostly probably would imply the application of Article 24 of Law No. 9.491 that, in turn, enforces Law No. 8.029/90. In the absence of this provision of CPPI, such jurists understood that any liquidation should follow the original procedures in Law No. 6.404/76.

Concomitantly with the opinions of Eletrobras, there was a joint statement of legal entities of the Federal Government (Note No. 00592/2017/CONJUR-MME/CONJUR-MP/CGU/AGU) and of the law firm Loeser Portella, legal counsel of the consortium that prepared the modeling for return to private sector, refusing to apply Law No. 8.029/90.

Finally, in the Interministerial Official Letter No. 906/MME/MF/ MP, the Federal Government vehemently stated that it does not recognize the validity of Law No. 8.029/90, whose legal regime, in addition to the costs imputed to the Federal Government, provides for a corporate process that involves the active participation of agencies of its administrative structure.

Thus, in the exercise of its fiduciary duties, Eletrobras’ management recommended to the shareholders, at the 170th EGM, that they approve the sale of control in the Distributors, since the underlying risks would not be measurable, which includes even the company’s going concern, when a litigation is commenced against the Federal Government regarding the liquidation system under Law No. 8.029/90.

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The thorough examination of such matters was addressed in memoranda DJJJ No. 4563/2017 and DJJJ No. 4.621/2017, and thus reference is made thereto.

On August 22, 2018, at the request of the company's management, Felsberg Advogados, a specialist in bankruptcy/reorganization/liquidation cases, issued an opinion (Annex 4 to the PROPOSAL) aimed at guiding the company regarding the legal regulation and corporate proceeding in any liquidation of the Distributors.

As a new element for the company's governance in the ongoing process of return to private sector, and as an integral part of the PROPOSAL, it is made necessary that this Consulting Company inform to the administrators, if not all that this office is aware of, the points which we believe are the most sensitive in the context of this bidding process.

In order to meet Eletrobras’ request, Felsberg law firm had to confront, as a premise, the issue of the legal system for liquidation of government-controlled companies, that is, if it was ordinary in view of Law No. 6.404/76, or extraordinary under the terms of the Law No. 8029/90. These were its considerations on the subject:

“Given everything that was found, and all contexts already addressed herein, in regards to the reasons provided by the advocators of the application of the provisions of Law No. 6.404/76 only, there seems to be robust grounds for advocating for the application of Law No. 8029/90 to the case at hand.

Firstly, it should be noted that the assumption that the dissolution and liquidation of the Distributors, the Corporate Taxpayers’ Identifications (CNPJs) of which shall not have been sold, would stand as a corporate act of Eletrobras, is not grounded, because the decision to sell the concession and the reversible assets to third party derive for acts of the government (including Item I of article 5 of Decree No. 9.192/17), which makes the dissolution and liquidation of such Distributors imperative and automatic, and Eletrobras should simply implement such acts, which has not any other alternative.

Furthermore, the very article 13 of MME Ordinance No. 388/2016, the wording of which was amended by Ordinance No. 301/2018, establishes that, if there is no sale of the controlling interest of the Distributors until December 31, 2018, they shall be forwarded for liquidation. In that being so, there is no reasonability pointing out that the decision to liquidate the Distributors was the result of a corporate act of Eletrobras, given that it was a decision of the very Federal Government.

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Even if the reasoning above, as for the application of Law No. 8.029/90, is not accepted, which is entertained herein solely for reasoning purposes, there is another reason that should be taken into account, connected to the nature of the Distributors and the mens legis of Law No. 8.029/90, which lead to the legal system which included them in PND, and subsequently PPI, as well as that of the entire process for privatization of said companies.

The fact that the decision was made directly by the Federal Government is supported by the exposé des motifs referring to the Provisional Measure No. 706/2015, which establishes that the performance of the auction of the Distributors would prevent the company’s liquidation, which loses the concession agreement. Clearly, it should be noted that, if the auction has not bidders, the Distributors shall already be forwarded for liquidation.

Furthermore, Ordinance No. 301/2018 of MME, which includes certain Articles in Ordinance No. 388/2016 of MME, establishes the liquidation of the Distributors, if the sale of the controlling interest does not happen until December 31, 2018.

It should also be noted that Article 4 of Law No. 13.334/16 renders it clear that PPI shall be regulated by means of decrees. This way, in November 2016, Decree No. 8893 was enacted, whereby, in its Article 1, Distributors are qualified as being the national priority.

Meanwhile, Item I of Article 5, of Decree No. 9.192/17, it also expressly establishes that, by decision of CPPI, concerning the project under the scope of PPI, which is the case of the Distributors, ANEEL shall held a bidding for concession of the electric energy distribution without transfer of the controlling interest of the Distributors, i.e., the original grant of the concession.

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As mentioned above, if there is already a express rule granting to ANEEL the holding of bidding for the original grant (including reversible assets), which shall undoubtedly imply the extinction of the corporate purpose of the Distributors, there is no doubt left that the dissolution thereof shall be implied in the applicable rule.

Therefore, if such bidding procedure happens, and if the new utility companies undertake the electric energy distribution utility in the states currently served by the Distributors, they shall fully lose their corporate purpose, and this fact, for itself, as mentioned above, renders it clear that no intervention of Eletrobras is needed, and the latter company shall only formalize the dissolution of the Distributors, abiding by the procedure under Decree No. 8.029/90 (p. 10).

As stated, in view of this conclusion, the opinion addressed the corporate issues involved in a potential liquidation under Law No. 8.029/90, such as: (i) feasibility of liquidation of a loss-making company prevented from filing for bankruptcy; (ii) the need for EGM in the distributors; (iii) the appointment of a liquidator; (iv) the Federal Government’s prerogative to terminate contracts; (v) a payment order backed up by the Distributor’s assets; (vi) the succession of the Federal Government concerning the remaining debts; and (vii) the setting up of a scenario appropriate for corporate liquidation process.

We understand that details of the course of business are not part of the scope of this opinion, which should be duly evaluated in case any Distributor enters into a liquidation state.

However, owing to reasons which will duly explained hereunder, two points of the external opinion are relevant to the scope of the EGM in question: firstly, the litigation strategy to defend Law No. 8029/90; and secondly, the responsibility of managers to pursue or not the procedure under such laws.

In the recommendation for resolution by the shareholders at the 170th EGM, the main element was the caution with possible negative consequences of a litigation against the Federal Government, which categorically refuses to apply Law No. 8029/90 and any imputation of liability in the event of a liquidation of the Distributors. Thus, it assumes the judicialization of the subject by Eletrobras against it holding company.

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

To a large extent, this concern is mitigated by the procedural strategy made possible by the opinion of the Felsberg law firm, for whom it is prudent not to initiate a litigation against the Federal Government, but rather to act reactively in the event of any lawsuits brought by the creditors of the DISTRIBUTORS or which have a legal relationship with Eletrobras, as in the case of contractual guarantees. The following are the reasons:

“As for litigations, the object of the item now in question, it is not advisable to start a judicial dispute with the Federal Government aiming at the declaration of the application of Law No. 8.029/90 to the liquidation of the Distributors. Our opinion is that it be carried out in a reactive manner, that is, when Eletrobras is asked to pay any amount or, depending on the procedural stage, to express its opinion in the record of a specific case. As long as the designation lasts, defense would also be the essential part of the public utility.

[...]

Regarding the civil actions in progress, depending on the stage of each one, it is recommended only to claim the lack of standing of Eletrobras to be a party to such proceedings, and not to enter the Federal Government of the record. For actions in which the Distributor is a defendant, its lack of standing to be sued should be alleged, since, in accordance with article 23 of Law No. 8.029/90, the Federal Government is the successor and thus the Federal Government shall be appointed as responsible.

In labor claims, even the Federal Government being the successor of the Distributor, there is a concrete risk that the judge will determine the payment of any debt by the majority member (Eletrobras), and the consequent blocking of its account if a judgement against it is not fulfilled. Should Eletrobras be held liable, it may use as a defense the application of Law No. 8029/90 and the consequent succession by the Federal Government in the obligations of the Distributors. It is important to note that there are already precedents, such as those of Interbras, in which the Federal Government is understood to succeed Petrobras in the labor dues, and thus the original debtor become a party that lacks standing in the suit.

It seems to us, therefore, that the strategy set up by the law firm has the potential to considerably mitigate the risks of financial issues for Eletrobras, in the short and medium term, but not those of procedural time, which is naturally long owing to the complexity of the theme, and the players involved. As for the chances of success, in turn, the opinion brings a series of precedents in the labor court, involving Interbras - subsidiary of Petrobras, who designated the Federal Government as universal successor in keeping with article 23 of Law No. 8.029/90.

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

The subject, however, despite being based on the opinions of notable jurists, does not rule out the clear possibility that Eletrobras will undergo a litigation against the Federal Government, which must be duly regarded once again by the managers.

In fact, a litigation that has similar probability if Eletrobras decides not to follow the procedure under Law No. 8.029/90. In this context, in addition to expected players, such as trade unions and class associations, it is advisable to resort to Eletrobras’ minority stakeholder votes at the 171st EGM, hereinafter partially transcribed, also stating that they can resort to judicial measures against Eletrobras and the Federal Government in case of non-application of Law No. 8029/90 in any liquidation. As follows:

“5. [...] the Company is not responsible for bearing this burden, it is the responsibility of its controlling shareholder. In fact, such a condition arises out of laws (Law No. 8.029/90 - article 21 and 23), and the Corporations Act (Article 210 to 218) and may not be taken for granted. The Law is to be applied!”

The risk of litigation, therefore, seems to be unavoidable, whether the procedure under Law No. 8029/90 is applied or not, which should be appraised by the managers of Eletrobras.

The second matter connected to Item 3 of the agenda is concerned with the law firm’s assessment of the managers’ responsibility in the event of liquidation of the DISTRIBUTORS, especially in view of the positioning outlined above by minority shareholders at the 171st EGM.

The following is the full chapter of the external opinion on the matter:

“VIII. Responsibility of Managers of Eletrobras and Distributors with respect to the Procedure to be Followed.

The administrators of Eletrobras and of the Distributors are subject to the liability regime of the management of corporations, and are expected to act with diligence and loyalty, protecting the corporate interests of the company, as established by Law No. 6.404/76.

22

MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

In the case of government-controlled companies, there is no reasonability raising the possibility of conflict: the manager is expected to have a fair conduct with respect to the company, even if it threatens the interests of any shareholder, including, and especially, in the case of the holding company.

This duty should be taken into account when dealing with related operations, and all acts are expected to be carried out on egalitarian conditions and with appropriate compensation. Article 245 of Law No. 6.404/76 establishes that the managers are not allowed, to the detriment of the company, to favor affiliates, holding company or subsidiaries.

In the same vein, Law No. 8.429/92 (“Act Against Misconduct in Public Office”) arises, which may render the administrator responsible for practicing or approving reckless acts that may cause actual losses to the company.

The reasoning of favoring the controlling shareholder for interests other than the object of the company and its profitability cannot serve as an eventual mitigating factor concerning the responsibility.

It should also be noted that Eletrobras’ Internal Bylaws of the Board of Directors are in compliance with Laws No. 6.404/76 and No. 8.429/92 as far as the establishment that Directors are prohibited from omitting to exercise or protect the company’s rights.

It should be noted that the Federal Government's control bodies are independent and, over the years, have been increasingly active in the analysis of the decision-making of public sector administrators, whether direct or indirect.”

In this context, the fiduciary duty referred to in Article 155, II of Law No. 6.404/76 should be underscored, and the manager shall not refrain from his duties concerning the exercise or protection of company’s rights. Therefore, if the managers are convinced of the application of Law No. 8029/90 in any liquidation of the DISTRIBUTORS, due to the external opinions advocating such application, they should regard the matter in light of the other fiduciary duties that they may have before the company, especially those connected to its continuity, as well as meeting the interests of shareholders, either public and private, and other stakeholders.

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

In view of that, the last one-off remarks about the liquidation process should be made.

Firstly, this Consulting Company understands that the performance of the acts of any liquidation of the DISTRIBUTORS is conditioned to the end of the designation period, either by hiring an emergency provider, assumption of a new utility company or even a direct supply by the Granting Power, in keeping with the principles of continuity of the public service and preservation of the company's social function, which would remain committed to the performance of acts essential to the liquidation process, such as the realization of assets for payment of liabilities, termination of employment and business contracts, among others.

Secondly, it should be said that the triggering of any liquidation of the Distributors, in principle, depends on the reversal of the judgment rendered at the 49th VAT, mentioned above, since it also conditions the continuation of the liquidation to the presentation of an assessment on the impact of the return to private sector on the employment contracts of the DISTRIBUTORS’ employees. Or, as a consequence, the very performance of this assessment within the set period, 120 days, given the impossibility of the projection of whether the court will accept the evidence provided by Eletrobras or not as sufficient to enforce judgment.

6. Preclusion on the posting of bonds in the new designation

Besides the preclusion that Eletrobras makes contributions in any way in the Distributors, shareholders are proposed that additional guarantees be not posted, in the designation period established by MP No. 855/2018, from January 1 to March 31 of 2019.

The PROPOSAL states that "management believes that the guarantees necessary to create conditions for the privatization process have already been provided or compromised in the case of IADs (which are conditional on privatization) or are already under negotiation and should be closed by December 31 of 2018, and, therefore, there is no prejudice to the fence dealt with in item 4 of the agenda.

Clearly, it should be noted that this decision has a bearing on financial considerations, and the matter does not include technical and operational or regulatory information on possible damages to the exercise of the designation by the DISTRIBUTORS. In this context, there is no legal hindrance to the proposal in Item 4 of the agenda, and it is up to the managers to adjudicate on the merits of such a decision concerning its representation of the best interests of the company.

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

7. Final Considerations

Regarding the internal approval of the matter, it is incumbent upon the Board of Directors of Eletrobras to convene the Shareholders' General Meeting, in the cases provided for in the LSA Act, or whenever it deems convenient, according to article 26, VII, and its Articles of Incorporation, as referenced with Article 142, IV, of Law No. 6.404/76. There is not, in the governing laws or the Company bylaws, any need for the Fiscal Council to state its opinion about the matter.

It should also be noted that the need for meeting the requirements essential for the regular call, established in Articles 124 and 289, both of LSA, especially concerning the minimum term of 30 days of advance for the call of EGM, as established under Article 8 of CVM Instruction no. 559/2015, given that Eletrobras is the issuer of the shares that back up the program of sponsored DR.

With regard to remote voting, the sole paragraph of Article 121 of LSA establishes that the shareholder of publicly-held companies, such as Eletrobras, “may remotely participate and vote at a shareholders’ meeting, in accordance with the regulations of the Brazilian Securities Commission.” In this context, CVM Instruction No. 481/2009, as amended, sets forth that the shareholder may exercise the vote in the Shareholders’ Meetings by completing and delivering the remote voting ballot whenever the shareholders’ meeting is called to resolve, among others, on the election of members of the fiscal council, under the terms of article 21 A, Paragraph 1, so that its provision in the notice of the 171st EGM in question is appropriate.

With respect to the draft PROPOSAL, which shall support the shareholders at the Shareholders’ Meeting to be held, with regard to the legal aspects of the recommendation therein, it is in keeping with the legislation and other applicable standards, especially Instruction CVM No. 481/2009 and the CIRCULAR OFFICIAL LETTER/CVM/SEP/NO. 02/2018.

We consider the need to evaluate the convenience and timeliness of the proposals in the agenda, as well as their communication to CVM, and to the stock exchanges that issue securities issued by Eletrobras, since they can be considered as relevant facts, in view of the provisions set forth in Article 2, sole paragraph, item XVIII of CVM Instruction 358/20026. Therefore, we recommend that DFR7 appraises, as the case may be, the appropriate moment for the communication of material fact to the market, and, additionally, the managers shall be responsible for adjudicating on the merits of its immediate disclosure, should this threaten the legitimate interest of the Company.

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MEMORANDUM	Date: 11/21/2018 PRJE -0141/2018

It should be underscored that the understanding now considered stands as a mere opinion, not bound on the Company’s management, and that seemed to us more in line with the governing legislation and other applicable laws.

Lastly, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Attorney General of the Federal Government, we would like to render it clear that any stamps in the documents forwarded to PRJE merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

Thus, abiding by the adjudication on the merits, considering the favorable positions of the competent departments, the REDEX and the Drafts of Resolution, Management Proposal and Remote Voting Report are sealed and attached hereto.

André de Avellar Torres

     Manager of PRJE

6 “Article 2 For the purposes of this Instruction, any decision of a controlling shareholder, a resolution of the shareholders’ meeting meeting or of the governing agencies of a publicly-held company, are considered relevant, as well as any other political, administrative, technical, business or economic and financial act or fact happening or connected to its business that could significantly impact:

(...)

Sole Paragraph. In accordance with the definition of the head provision, potentially relevant act or fact include the following, among others:

(...)

XVIII - approval, change or withdrawal of project, or else delay implementing it;

7 As established by CVM Instruction 358/2002 in its Article 3, as follows:

“Article 3 It is incumbent upon the Investor Relations Officer to send to CVM, through an electronic system available on the CVM website in the Internet, and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are actually traded, any relevant act or fact happened or connected to its business, as well as ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are actually traded.”

26

MEMORANDUM	Date: November 22, 2018 PRJE - 0143/2018

From:              André de Avellar Torres - PRJE

To:                  Maurício Carvalho Mazzini - PRJ

Subject:           173rd EGM – Effectiveness of the judgement of the 49th Labor Court (VT) – referral of the positioning of BOCATER

Reference: Supplementing: PRJE Memorandum No. 0141/2018.

As a supplementation to the evaluation, produced under PRJE memorandum No. 0141/2018, about the effectiveness of the judgment entered by the 49th Labor Court of TRT-RJ, whereby the court has rendered 170th EGM and its unfoldings ineffective, thus hindering Eletrobras from continuing with the return to private sector of its Distributors, this Consulting Company requested from law firm Bocater, which is in charge of the company’s defense in said action, that it states its position concerning the subject, as attached hereto, in order to better support the deliberations of the Management and Meeting of Eletrobras.

For appraisal of higher instance,

André de Avellar Torres

     Manager of PRJE

1

Dear André, good afternoon.

The judgment handed down in the case of the ACP Labor Court at the 49th Labor Court of Rio de Janeiro held that the request was upheld, rendering ineffective the 170th EGM of Eletrobras, "stating that the defendants refrain from proceeding with the privatization or liquidation process , individually or collectively submit, within a period of up to 120 days, after the notification of this decision, a study on the impact of privatization on the work contracts in progress in the companies included in the initial contract and on the rights acquired by its employees, under penalty of payment of daily fine of R$ 1,000,000.00 (one million reais) in the event of noncompliance with the obligation ... ".

In relation to the possible immediate effects of the sentence for Eletrobras, as a rule, it would take effect from its subpoena, considering the content of article 14 of the Public Civil Action Act.

In the present ACP, a preliminary injunction to suspend privatizations was the subject of SLAT, presented by the Federal Government before TRT1, whose President granted the request for suspension of the effects of the emergency protection granted in the ACP, allowing the continuation of the privatization process of Distributors.

Although the decision of the Chairman of TRT1 was withdrawn by the Special Body of the same Tribunal, its effects were reinstated by decision of the Chairman of the TST, confirmed by the TST Special Body.

In accordance with article 4, paragraphs 1 and 9 of Law No. 8.437/1992, the decision of the President of the Court in suspension of the preliminary injunction will be maintained until the final court decision of the public civil action:

Article 4 It is the responsibility of the president of the court, to whom the knowledge of the respective appeal is entitled, to suspend, in a reasoned order, the execution of the injunction in actions brought against the Public Authority or its agents, at the request of the Public Prosecution Service or of the legal entity of public interest or flagrant illegality, and to avoid serious damage to public order, health, safety and public

Paragraph 1 - The provisions of this article shall apply to the judgment rendered in an unnamed interim injunction, in the public action lawsuit and in the public civil action, while not final and unappealable. "

(...)

Paragraph 9. The suspension granted by the President of the Court shall remain in force until the final decision on the merits decision is reached in the main action.

In the same sense, STF Summary 626, which although it refers to the suspension of a writ of mandamus, has also been applied in public civil actions:

The suspension of the injunction on a writ of mandamus, unless otherwise determined in the decision that grants it, shall remain in force until the final decision on the granting of security has been rendered final, or, if there is an appeal, until its maintenance by the Federal Supreme Court, of the deferred limina coincides, totally or partially, with that of impetration.

In the previous decision of the TRT1 Presidency in the specific case there is no mention of when the SLAT would cease to have effect, thus applying the general rule of effect until the final decision.

In a similar situation to the present, which involved the privatization of CEDAE, the Presidency of TRT1 accepted a request made by the State of Rio de Janeiro and extended the effects of a previous decision in SLAT until the final decision on the public civil action (annexed decision). The request was filed after the award of a judgment of merit, which confirmed the advance protection and dismissed the request to prevent the privatization of CEDAE.

For these reasons, we understand that there is a legal basis to support that the effects of the decision of the TRT1 President that suspended the effects of the injunction of the 49th Labor Court of RJ prevail over the recently published sentence, until the final res judicata of the public civil action. In other words, the ruling does not suspend the privatization process.

In order to dispel any doubts regarding the above understanding, we have followed the Federal Government in an order made today with the President of TRT1, in which it was required that the effects of SLAT be maintained until the final res judicata of the public civil action, so as not to the privatization process. So far there is no decision, which should be announced tomorrow.

Sincerely ,

Bruno Carriello

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MEMORANDUM	Date: November 23, 2018 PRJE - 0145/2018

From:              André de Avellar Torres - PRJE

To:                  Maurício Carvalho Mazzini - PRJ

Subject:           173rd EGM – Impacts of Provisional Measure (MP) No. 856/2018

Reference: Supplementing: PRJE Memorandum No. 0141/2018.

In view of the questions about the governance of the process for calling the EGM in question, one effort was made necessary, which was to appraise if Article 5 of Provisional Measure (MP) No. 856 is, in any way whatsoever, was able to revoke Law No. 8029/90, mainly with respect to Article 23 of such measure, which provides for the universal succession of the Federal Government in the credits and debts of the liquidating state-owned company.

Their wording is as follows:

“MP No. 856/2018

Art 5 The Granting Power, the emergency and temporary provider contracted, under the terms of Article 1, or the new utility company contracted, under the terms of Article 4, shall not be held liable for any cost connected to the process of liquidation of the previous service providers, including tax, financial, and labor liabilities, or the contract penalties.

LAW NO. 8029/90.

Art 23. The Federal Government shall succeed the entity, which has been extinguished or dissolved, in its rights and obligations arising out of the legal standard, administrative act or contract, as well as in the other pecuniary obligations.”

In this context, to improve legal comprehensiveness and better support the deliberations of managers and shareholders of Eletrobras, law firm Felsberg was questioned about the subject, and the latter has stated the following:

"By reading the content of the MP, as well as its explanatory statement attached to the text, it remains unmistakable that the MP was prepared to solve a specific and specific issue: contracting emergency and temporary provider of the public electricity distribution service, whose main purpose is to guarantee the continuity of the service provision.

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MEMORANDUM	Date: November 23, 2018 PRJE - 0145/2018

Its urgency is due to the fact that the current provision of services by designation of distributors will expire in December in the current year and it is necessary for ANEEL to start all the necessary procedures for the hiring of a third party interested in pursuing the operations.

All the articles there are inserted organically to ensure the attractiveness of hiring an emergency and temporary provider, as well as that of an eventual future concession.

The explanatory statement present at the end of the text in question leaves no doubt about the only intention of the text of the MP that is to ensure a safe and diligent transition of the current designated service provider, ie Eletrobras, to a third party, is it is a dealer, in the event of success of the respective auction, or an emergency provider, depending on the convenience and timing in question.

The hired in the emergency and temporary regime will replace the state distributors without a concession contract and that were not privatized, and will provide the service until the contracting is completed, for a period of 30 years, under concession, which process will concomitant to temporary contracting.

Therefore, it is clear that this is a rule with a well-defined purpose and application restricted to the purpose proposed.

[...]

The MP, without a doubt, does not deal with issues related to the eventual dissolution/liquidation of the distributors and, therefore, we share the consideration made in the Consultation that MP does not partially or completely revocate Law 8.029/90, nor does it make it incompatible.

It is not the object of the MP any rule regarding the regime to be adopted for the eventual liquidation/dissolution of the Eletrobras distributors. Likewise, there is no express reference to the repeal of Law 8.029/90, nor is there any incompatibility between the terms set forth therein and those already promulgated in the Law in question.

As a corollary, we understand that the aforementioned rule continues to be that applicable with respect to any rites of dissolution/liquidation of the distributors, under the terms already exhausted in the Opinion.

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MEMORANDUM	Date: November 23, 2018 PRJE - 0145/2018

[...]

As mentioned above, based on Law 8.029/90, in particular Article 23 thereof, the Federal Government is the universal successor to the obligations of the distributors. However, the inclusion of the Granting Authority in said Article 5 of the MP may cause some confusion about the extent of its application. Similarly, according to Article 5, the term "previous service providers" may raise different interpretations.

Our understanding is that the dubious writing does not make it clear that the intention of the legislator would be to embrace any and all costs related to the years that the distributors were operating as concessionaires, not providers.

It is important to remember that the distributors became a distribution service by designation only after the decision not to accept the renewal of the concession contracts offered by the Federal Government. This decision, it is reiterated, had its concurring vote presented by the Union itself , as the controlling shareholder of Eletrobras, which is the parent company of the distributors.

In addition, because of the designation of such distributors as distribution service providers, in a precarious manner, in their respective states, they were granted the principle of neutrality in the operation during that period, in order to guarantee each of the distributors, in the minimum, non-encumbrance during the designation period.

This principle, however, is strictly maintained in Paragraph 2, Article 3 of the own MP.

In short, the wording of Article 5 in question, when entering the Granting Authority and the determination that "will not be held responsible for any cost related to the process of settlement of the previous service providers" may result in an interpretative confusion.

Based on the MP legislation mentioned above, it seems to us more plausible that the intention is to clarify to those interested in being contracted for the distribution of electric energy in such states, in the figure of emergency and temporary service providers, or as adjudicated concessionaires with a concession agreement, that they will not have any type of succession of the obligations existing in previous years.

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MEMORANDUM	Date: November 23, 2018 PRJE - 0145/2018

If it were the intention of the MP to exempt the Granting Authority from any liability for the period prior to the appointment, the text, by virtue of the principle of legality and publicity, should be exhaustive in that regard.

[...] "

In addition to the natural risk of legislative processing, that MP would not be converted, lapses or has its contents amended in this part, our Consulting Company understands that the text in comment is not able to release the Federal Government for the liability that Article 23 of Law No. 8.029 imposes in regards to the liquidation of government-controlled companies.

The MP, as already said, was targeted at regulating the system of transition to a new utility company, by means of pure grant, and not to regulate special rules for the legal system of insolvency of public corporations prevented from helping themselves in bankruptcy or court-supervised or out-of-court reorganization, in keeping with Article 1, II of Law No. 11101/2005. Under the terms of Article 7, I of LC 95/1998, except for the codifications, each statute shall address one single object.

The straightforwardness of the purpose of MP No. 856 is established in Items 6 and 7 of its “exposé des motifs” - EMI No. 00141/2018 MF MME, which, it should be said, at no time intends to provide for matters of liability within the scope of any liquidation of the DISTRIBUTORS. The part referred to is as follows:

“6. Notwithstanding this, an alternative route needs to be devised in the event of failure of the auction of the distributors of the States of Amazonas and Alagoas, whether it is connected to the absence of valid proposals owing to lack of economic feasibility, or by legal preclusion to hold the bidding procedure. This is valid insomuch as the deadline is drawing near (December 31, 2018), as approved by the shareholders of the holding of the providers appointed for the sale of these companies, a date upon which the holding company has already stated its intention to discontinue the voluntary provision of the distribution utility in such States.

7. Thus, it is capital that the Federal Government carries out the contracting, by means of the Brazilian Electric Power Agency, of the utility provision in the regions currently served by companies not chosen by bidding processes, so as to replace them for the period necessary for the regular bidding process for “pure” grant, under the terms of the head provision of Article 8 of Law No. 12783, of 2013, ensuring, both in the provisional period, as contracted in an emergency basis, and in definitive contracting of a new utility company, the compliance with the requirement under Article 175 of the Federal Constitution.”

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MEMORANDUM	Date: November 23, 2018 PRJE - 0145/2018

Furthermore, there is no express revocation or full regulation of the legal system of liquidation of Law No. 8029/90, not event inconsistency, in keeping with Article 2, Paragraph 1 of Decree No. 4657/42 (Act of Introduction to the Rules of Brazilian Law – “LINDB”). Therefore, there is no inconsistency, as well as it is provided for in the system for transition into pure grant, in which it expressly discharges the Granting Power, which means the Federal Government, from the debts of the “previous utility providers,” certainly leading to the realization that it does not encompass the liabilities accrued along the operation of Distributors serving as utility companies.

Thus, alternatively, one may understand that the Granting Power is exempted from the debts incurred by Distributors over the designation period prior to the lapse from January 1 to March 31, 2019, insomuch as the very Article 3, Paragraph 2 of MP No. 856 entitles to the economic and financial neutrality of Distributors in such lapse of time. Nonetheless, we do not understand that such interpretation is ensued, since the so-called neutrality is a legal consequence of the legal system of designation established by Article 9, Paragraph 1 of Law No. 12.783/2013, as exhaustively provided for in memorandum PRJE 0141/2018, ensuring that Eletrobras pursues all losses it has incurred owing to the absence of appropriate compensation to its Distributors, thus performing settlement of accounts with the Granting Power, as provided form in Article 10, II of said applicable laws.

Notwithstanding, it should be noted that the interpretation made hereunder may be subject to questioning and different views by the Judiciary Branch and, especially, the agencies of legal representation of the Federal Government, which may be duly regarded by the managers. From the viewpoint of the internal legal department, and that of the law firm Felsberg, if there is liquidation and upon effectiveness of MP No. 856, the interpretation which seems to be mostly consistent with the laws, from the systematic and teleological standpoint, is that Article 23 of Law No. 8.029/90 continues applicable and in force, which makes of the Federal Government the universal successor in any liquidation of the DISTRIBUTORS.

It should be noted that the understanding now considered stands as a mere opinion, not bound on the Company’s management, and that seemed to us more in line with the governing legislation and other applicable laws.

5

MEMORANDUM	Date: November 23, 2018 PRJE - 0145/2018

For appraisal of higher instance,

André de Avellar Torres

     Manager of PRJE

6

Rio de Janeiro, November 23, 2018.

Centrais Elétricas do Brasil S.A. - ELETROBRAS

Avenida Presidente Vargas, 409 – 11º andar

Rio de Janeiro – RJ

At:          Marcos do Nascimento Pereira

                General Coordinator of Distribution Department

C/c:        Maurício Carvalho Mazzini

                Legal Superintendent

Ref:        Distributors in the North / Northeast of Eletrobras

                Main aspects of possible dissolution

                Opinion Felsberg delivered on 22 August 2018 on the subject

Understandings regarding the possible application of the current wording of article 5 of Provisional Measure No. 856, of 2018.

We hereby refer to the electronic message sent by Centrais Elétricas do Brasil SA - ELETROBRAS ("Eletrobras") on November 22 of the current year, by which, following the opinion sent on August 22 of the current year that dealt with the main aspects of ("Opinion"), we are questioned the alleged total or partial repeal of Law No. 8,029 / 90 pursuant to the current wording of Article 5 of Provisional Measure No. 856 of 2018 (" MP ").

For purposes of consolidation of the subject, we transcribe below the entire content of the query now postulated ("Consultation"):

“The provisional measure Provisional Measure nº 856 of November 13, 2018:

It delegates to the National Electric Energy Agency - Aneel the responsibility for contracting an emergency and temporary provider of the public electricity distribution service.

Article 5 The Granting Authority, the emergency and temporary contractor, in accordance with the provisions of art. 1, or the new contracted dealer, pursuant to the provisions of art. 4, will not be liable for any costs related to the liquidation process of the previous service providers, including tax, financial, labor or contractual penalties.

1

Whereas:

➢  Law 8.029 / 90, according to external opinions (4 of 5), is the legal regime for the insolvency of mixed - economy companies ("SEM"), in view of the express prohibition of bankruptcy or RJ - art. 2º, I of Law 11,101 / 05;

➢  The MP does not expressly revoke Law 8.029 / 90, perhaps the articles that involve responsibility of the Federal Union in the eventual liquidation of SEM: universal succession of article 23 and asset confusion of aricle. 26;

➢  There is no incompatibility or complete regulation of Law 8.029 / 90, which removes the possibility of tacit revocation in light of article 2, § 1 of the LINDB ("The subsequent law revokes the previous one when expressly declares it, when it is incompatible with it or when fully regulating the matter dealt with by the previous law"),;

➢  Therefore, the Federal Government, acting in the capacity of the MP, acting as the Granting Authority, could not be liable for and charged to the "bankruptcy mass" of the eventual liquidation of the Designated Distributors, for acts performed exclusively in connection with contracting an emergency provider (article 5º c / c article 1 of the MP);

➢  Art. 5 of the MP, therefore, provides a specific hypothesis excluding the direct responsibility of the Union in case of liquidation of the Designated Distributors, but does not have the ability to exempt it from the universal succession referred to in art. 23 of Law 8.029 / 90. It is a specific provision that must be considered in eventual liquidation, as provided in art. 2, § 2 of LINDB ("The new law, which establishes general or special provisions along with those already existing, does not revoke or modify the previous law").”

From the Provisional Measure

At the outset, it is worth mentioning the nature of the provisional measure. The regulations on the issue of provisional measures are contained in Article 62 of the Federal Constitution ("CF"), which provides in its caput the following:

“Article 62. In case of relevance and urgency, the President of the Republic may adopt provisional measures, with force of law, and must immediately submit them to the National Congress.”

It is therefore seen that the provisional measure is an instrument with force of law, adopted in a discretionary manner by the President of the Republic, in cases of relevance and urgency, which produces immediate effects, but depends on approval of the National Congress for final transformation in law.

São Paulo | Rio de Janeiro | Brasília

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The following paragraphs of Article 62 of the FC provide that the term of validity of a provisional measure is sixty days, extendable once for an equal period.

When it is received at the National Congress, within a period of six days, amendments can be made to the original text, and a joint committee, composed of deputies and senators, has been created to approve an opinion on the provisional measure and to analyze any amendments received.

After the screening of the joint committee, the text goes to the House Plenary and, subsequently, to the Senate Plenary.

Should the Chamber or Senate reject the provisional measure, or if it loses its effectiveness, parliamentarians must issue a legislative decree to regulate the legal effects generated during its term.

After approval in the National Congress, the provisional measure, or the bill of conversion, is sent to the Presidency of the Republic for sanction. The President has the prerogative to veto the text in whole or in part, if he disagrees with any changes made in the National Congress..

In the case of the MP in question, it is important to emphasize that it is still in the stage of debate in the National Congress. Recently it has had several amendments and the Joint Committee is still being set up to begin the analysis of the text.

That is, the wording currently in force may still undergo changes of all kinds and the MP itself may not even be sanctioned.

In any case, given Eletrobras' request, due to the urgency of the matter, we have analyzed the current wording of article 5 in order to provide our interpretation of it.

From the MP Legislation

By reading the contents of the MP, as well as its explanatory statement attached to the text, it remains unmistakable that the MP was prepared to solve a specific and specific issue: the hiring of an emergency and temporary service provider of the public electricity distribution service, whose main purpose is to ensure the continuity of service provision.

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Its urgency is due to the fact that the current provision of services by the name of distributors will expire in December in the current year and it is necessary for ANEEL to start all the necessary procedures for the hiring of a third party interested in pursuing the operations.

All the articles there are inserted organically to ensure the attractiveness of hiring an emergency and temporary provider, as well as that of an eventual future concession..

The explanatory statement present at the end of the text in question leaves no doubt about the only intention of the text of the MP that is to ensure a safe and diligent transition of the current designated service provider, ie Eletrobras, to a third party, is it is a dealer, in the event of success of the respective auction, or an emergency provider, depending on the convenience and timing in question.

The contractor in the emergency and temporary regime will replace the state distributors without a concession contract and that were not privatized, and will provide the service until the contracting is completed, for a period of 30 years, under concession, which process will concomitant to temporary contracting.

Therefore, it is clear that this is a rule with a well-defined purpose and application restricted to the purpose proposed.

It is worth mentioning the terms of Complementary Law No. 95, dated 02/26/98, which deals with the drafting, drafting, amendment and consolidation of laws.

This norm, in its article 7, teaches us the following:

“Article 7. The first article of the text will indicate the object of the law and its scope, observing the following principles:

I - except for the codifications, each law will deal with a single object;

II - the law shall not contain matter extraneous to its object or to it not bound by affinity, pertinence or connection;

III - the scope of application of the law will be established as specifically as the technical or scientific knowledge of the respective areaa;

IV - the same subject may not be disciplined by more than one law, except when the subsequent one is intended to complement law considered basic, being linked to it by express reference. "(Emphasis added)

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In view of the above, and the analysis of the content of the MP, there is no express reference to the rites for the eventual dissolution and liquidation of the distributors.

From the application of Law 8.029/90

As already mentioned exhaustively in the Opinion, Law 8.029/90 is what it has on the extinction and dissolution of entities of the Federal Public Administration and in its article 23 provides that the Union will succeed the entity, which will be extinguished or dissolved, in its rights and obligations arising from a legal norm, administrative act or contract, as well as other pecuniary obligations.

The MP, without a doubt, does not deal with issues related to the eventual dissolution/liquidation of the distributors and, therefore, we share the consideration made in the Consultation that MP does not partially or completely revocate Law 8.029/90, nor does it make it incompatible.

                It is not the object of the MP any rule regarding the regime to be adopted for the eventual liquidation/dissolution of the Eletrobras distributors. Likewise, there is no express reference to the repeal of Law 8.029/90, nor is there any incompatibility between the terms set forth therein and those already promulgated in the Law in question.

As a corollary, we understand that the aforementioned rule continues to be that applicable with respect to any rites of dissolution/liquidation of the distributors, under the terms already exhausted in the Opinion.

The extension of the responsibility of the Granting Authority pursuant to Art. 5 of the MP

As mentioned above, based on Law 8.029/90, in particular Article 23 thereof, the Federal Government is the universal successor to the obligations of the distributors. However, the inclusion of the Granting Authority in said Article 5 of the MP may cause some confusion about the extent of its application. Similarly, according to Article 5, the term "previous service providers" may raise different interpretations.

Our understanding is that the dubious writing does not make it clear that the intention of the legislator would be to embrace any and all costs related to the years that the distributors were operating as concessionaires, not providers.

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It is important to remember that the distributors became a distribution service by designation only after the decision not to accept the renewal of the concession contracts offered by the Federal Government. This decision, it is reiterated, had its concurring vote presented by the Federal Government itself, as the controlling shareholder of Eletrobras, which is the parent company of the distributors.

In addition, because of the designation of such distributors as distribution service providers, in a precarious manner, in their respective states, they were granted the principle of neutrality in the operation during that period, in order to guarantee each of the distributors, in the minimum, non-encumbrance during the designation period.

This principle, however, is strictly maintained in Paragraph 2, Article 3 of the MP itself.

In short, the wording of Article 5 in question, when entering the Granting Authority and the determination that "will not be held responsible for any cost related to the process of settlement of the previous service providers" may result in an interpretative confusion.

Based on the MP legislation mentioned above, it seems to us more plausible that the intention is to clarify to those interested in being contracted for the distribution of electric energy in such states, in the figure of emergency and temporary service providers, or as adjudicated concessionaires with a concession agreement, that they will not have any type of succession of the obligations existing in previous years.

If it were the MP's intention to exempt the Granting Authority from any liability for the period prior to the appointment, the text, by virtue of the principle of legality and publicity, should be exhaustive in that regard.

In this context, the scenario of greater legal certainty regarding the succession of the Union in the terms already provided for in Law 8.029/90 would occur with the absence of mention to the Granting Authority in art. 5 of MP 856.

In addition to the other points mentioned in the Consultation, which we share the understanding, we reiterate that, in our opinion, the MP's legislation is to deal with the period of contracting emergency and temporary providers.

Notwithstanding the foregoing, we recognize that the text in question may raise doubts, especially as it includes the Granting Authority and the non-liability for any costs related to the liquidation process of the previous service providers.

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We continue with the understanding that the understanding in the Opinion remains applicable and we believe that a broader interpretation of Article 5 of the MP in question may result in a possible judicialization of the discussion to better understand the possible succession of the Federal Government in obligations of distributors.

In order to avoid possible debates and possible wear and tear on the said extension of Article 5 of the MP, if it is the intention of the author of the MP, it would suffice to remove the expression Granting Authority, since it would be unequivocal that the intention of article 5 was only to give the comfort to the potential interested in being concessionaires or emergency and temporary providers of the public electricity distribution service, and to guarantee the attractiveness of the eventual competition or contracting.

FELSBERG ADVOGADOS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.